As filed with the Securities and Exchange Commission on                     , 2003
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Central Freight Lines, Inc.

(Exact name of registrant as specified in its charter)

Nevada	4213	74-2914331
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5601 West Waco Drive

Waco, Texas 76710
(254) 772-2120
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert V. Fasso

Chief Executive Officer and President
Central Freight Lines, Inc.
5601 West Waco Drive
Waco, Texas 76710
(254) 772-2120
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark A. Scudder Heidi Hornung-Scherr David J. Routh Scudder Law Firm, P.C., L.L.O. 411 South 13th Street, Suite 200 Lincoln, Nebraska 68508 (402) 435-3223	Seth R. Molay, P.C. Gemma L. Descoteaux Akin Gump Strauss Hauer & Feld LLP 1700 Pacific Avenue, Suite 4100 Dallas, Texas 75201-4675 (214) 969-2800

      Approximate date of commencement of proposed sale to the public: as soon as practical after this registration statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.     ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)	Fee(2)

Common stock, $0.001 par value per share	$138,000,000	$11,165

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(2)	A registration fee of $20,781 was previously paid in connection with the Registration Statement on Form S-1 (No. 333-77947) filed by the Registrant on May 6, 1999, and withdrawn on February 5, 2003. Pursuant to Rule 457(p) under the Securities Act, the previously paid fee of $20,781 is offset against the filing fee of $11,165 due herewith.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2003

Prospectus
                                     shares

Common Stock

          This is the initial public offering of Central Freight Lines, Inc. No public market currently exists for our common stock.

      We currently anticipate the initial public offering price of our common stock to be between $          and $          per share. We intend to apply to list our common stock on The Nasdaq National Market under the symbol “CENF”.

      We are selling shares of common stock and the selling stockholders are selling shares of common stock.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, Before Expenses, to Central Freight Lines, Inc.	$	$
Proceeds to the Selling Stockholders	$	$

      The selling stockholders have granted the underwriters a 30-day option to purchase up to                     additional shares to cover any over-allotments.

      Delivery of the shares of common stock will be made on or about                     ,           .

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.

                 BB&T Capital Markets

Legg Mason Wood Walker Incorporated
                                                                                                                        Morgan Keegan & Company, Inc.
Stephens Inc.

The date of this prospectus is                     , 2003.

Central Freight's Regional Service Area

CENTRAL FREIGHT LINES INC.

Loaded with Pride

CA
NV
AZ
NM
TX
NE
KS
OK
MN
IA
MO
AR
LA
WI
IL
TN
MS

States in System

Arizona, Arkansas, California, Illinois, Iowa, Kansas, Louisiana, Minnesota, Mississippi, Missouri, Nebraska, Nevada, New Mexico, Oklahoma, Tennessee, Texas, Wisconsin

★ Hub

U.S./Mexico Gateways

Major Markets Served

1925 A Company of People 78 Years 2003

Central Freight Lines

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
DILUTION
CAPITALIZATION
ACQUISITION AND DISPOSITION OF OPERATIONS OF CENTRAL REFRIGERATED
SELECTED FINANCIAL INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OUR INDUSTRY
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Amended and Restated Asset Purchase Agreement
Separation Agreement
Amendment Number One to Separation Agreement
Agreement and Plan of Merger
Articles of Incorporation
Bylaws of Central Freight Lines, Inc.
Stockholders' Agreement
Central Freight Lines, Inc. 401(k) Savings Plan
First Amendment to 401(k) Savings Plan
Central Freight Lines, Inc. Incentive Stock Plan
Form of Stock Option Agreement
Form of Outside Director Stock Option Agreement
Revolving Credit Loan Agreement
1st Amendment to Revolving Credit Loan Agreement
2nd Amendment to Revolving Credit Loan Agreement
3rd Amendment to Revolving Credit Loan Agreement
4th Amendment to Revolving Credit Loan Agreement
5th Amendment to Revolving Credit Loan Agreement
6th Amendment to Revolving Credit Loan Agreement
7th Amendment to Revolving Credit Loan Agreement
3rd Amendment to Revolving Credit Note
3rd Amendment to Revolving Credit Note
Guaranty dated April 30, 2002
Security Agreement dated April 30, 2002
Note dated April 30, 2002
Loan Agreement dated April 30, 2002
First Amendment to Loan Agreement
Receivables Purchase Agreement
Second Amended and Restated Master Lease - Group A
Second Amended and Restated Master Lease - Group B
Amended and Restated Lease
Amended and Restated Lease
Amended and Restated Lease
Employment Agreement - Fasso
Employment Offer Letter - Slay
Equity Advancement Letter - Slay
Employment Offer Letter - Conard
Employment Offer Letter - Hale
Employment Separation Agreement and Release-Gentry
Consulting Agreement - Gentry
Contract for Sale of Land
Indemnification Agreement
Subsidiaries of Central Freight Lines, Inc.
Consent of KPMG LLP
Consent of Duane W. Acklie
Consent of Porter J. Hall
Notice Regarding Consent of Arthur Ansersen

ABOUT THIS PROSPECTUS

      You should rely only on the information contained in this document or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

DEALER PROSPECTUS DELIVERY OBLIGATION

      Until                     ,           (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in the prospectus. It does not contain all information you should consider before deciding to purchase shares of common stock in this offering. You should read the entire prospectus carefully, including the financial statements and the notes to those financial statements, and the information under “Risk Factors,” before making an investment decision. Unless the context requires otherwise, references in the prospectus to “Central,” “we,” “us,” “our,” and the “company” refer to Central Freight Lines, Inc. and its consolidated subsidiaries.

Our Company

      We are a non-union, regional less-than-truckload carrier based in the southwestern United States. We generated approximately $371.4 million in revenue in 2002, which made us one of the ten largest regional LTL carriers in the nation. Over the past eighteen months, we have assembled a new senior management team and implemented a strategic plan designed to increase the efficiency of our operations and expand our geographic territory. Based on improving results and customer demand for broader service, in December 2002, we expanded service in a seven-state, Midwest region, establishing all-points coverage in six of these states. We expect to initiate all-points service in a five-state, Northwest region in the second half of 2004. We believe that our operating model will support future profitable growth for the following reasons:

•	Our eight-state, core region in the Southwest is anchored by Texas and California, two of the nation’s three largest state economies, which produce significant freight volumes and are well positioned on major traffic lanes to support our expansion into contiguous regions.

•	We have a 75-year history and significant terminal density in our core region, which we believe contribute to strong customer relationships and efficient asset utilization.

•	We believe that our size allows us to capitalize on industry trends that favor sizable, well-capitalized, non-union, regional LTL carriers.

•	We have an experienced management team led by our Chief Executive Officer, Robert V. Fasso, who joined us after serving as president of USF Corporation’s (Nasdaq: USFC) regional LTL carrier group from 1997 to 2001.

      Over the past eighteen months, our profitability, as measured by operating ratio, has recovered from a negative trend that resulted in an operating ratio of 100.6% for the first quarter of 2002. Since then, our profitability has improved substantially, and we achieved an operating ratio of 96.4% for the twenty-six weeks ended July 5, 2003, compared with 98.0% for the twenty-four weeks ended June 15, 2002. We believe additional improvements are possible as we continue to implement our strategy.

      We believe the improvement in our operations is primarily attributable to the strategic plan being implemented by our new senior management team. The three key elements of the plan are as follows:

•	Simplifying Our Terminal Network. During the first nine months of 2002, we closed approximately 25% of our then-existing terminals and more than half of our breakbulk operations. The reduction in intermediate handling and in required personnel reduced delays, damage, and per-shipment expenses. In 2002, we delivered over 90% of the freight within our network within two days, transported approximately 73% of the freight that originates and terminates within our network directly from an origin terminal to a destination terminal, and delivered approximately 97% of our freight on time.

•	Increasing Our Revenue Yield. We instituted a comprehensive yield management process that focuses on selectively raising our freight rates based on a lane-by-lane analysis of costs and competitive factors, improving our freight mix by marketing to more service-sensitive customers, and using our assets in more profitable areas. Our yield management efforts helped us improve our LTL revenue per hundredweight by 10.3%, from $10.05 for the twenty-four weeks ended June 15, 2002, to $11.09 for the twenty-six weeks ended July 5, 2003. We believe we have additional opportunities to gain future improvements through more efficient use of our assets.

•	Implementing Dynamic Resource Planning. We initiated a continuous improvement process that we call dynamic resource planning to enhance our operating efficiency. Through this process we seek to communicate critical information at the earliest possible time in a freight move, empower managers to optimize each operation, and continually analyze and re-engineer each step in the freight movement process. Our efficiency and cost structure have improved significantly even though to date the principles of dynamic resource planning have been implemented in only one of four basic steps of our freight movement process. Accordingly, we expect additional efficiencies as we implement dynamic resource planning throughout the remaining three steps of our freight movement process.

Our Growth Strategy

      Our strategy is to use our size, customer relationships, operating model, and industry dynamics to achieve profitable growth. Our goal is to operate multiple regional LTL fleets, each of which focuses on next-day and second-day services in its region, complemented by inter-regional freight delivery between our regions. The key elements of our growth strategy include:

•	Increasing Business and Service Offerings in Our Core Region. We believe there are opportunities to increase the density of our operations and service offerings in our core region. The efficiencies resulting from our ongoing management initiatives have created substantial excess equipment and terminal capacity. We intend to use this excess capacity to further increase freight volumes in our core region, as well as offer our customers a broader portfolio of shipping options and specialized services such as expedited and time-definite deliveries, inventory warehousing, and logistics.

•	Building Density in Our Midwest Region. Our December 2002 expansion in the Midwest increased our presence from 13 states to 17 states overall, and also contributed to an increase in the number of states in which we offer all-points coverage from 11 to 15. We selected the Midwest region after conducting an extensive evaluation of our customers’ needs, analyzing competitive factors, and evaluating the freight patterns to and from Texas on the Interstate 35 corridor. Our focus initially has been on providing next-day and second-day service for existing customers that have committed freight in major traffic lanes and expanding into selected areas using low-cost leased facilities and minimal staffing. We believe that additional opportunities exist for long-term growth as we increase the density of our operations in the Midwest region.

•	Expanding to Additional Regions. We believe that our operating model can be replicated in additional regions. As we did in our recent Midwest expansion, we intend to use our strong market position in our existing regions to expand selectively into new regions. We intend to identify regions with large freight volumes to or from our existing operations, obtain freight commitments from our existing customers, and prioritize regions with a favorable competitive landscape. In the second half of 2004, we expect to initiate all-points service in a five-state region in the northwestern United States. We intend to build on our presence in California to pursue traffic along the Interstate 5 corridor and then use our presence in the Southwest and Midwest to further support and expand our operations in the Northwest region. As we establish and expand our LTL operations in multiple regions, we will be in a position to offer shippers inter-regional service with a single point of contact, consistent pricing, and shipment visibility across regions. We believe there is significant customer demand for this type of inter-regional service.

•	Pursuing Strategic Acquisitions. We believe that acquisitions can complement internal growth as an efficient means of increasing freight density in existing areas and expanding into new geographic territories. We acquired two small regional LTL companies in 1999 and continue to selectively evaluate similar acquisitions that may expand our customer or geographic base or provide other strategic benefits.

Our Industry

      Our market is large, fragmented, and highly competitive. LTL carriers transport freight for multiple customers to multiple destinations on each trailer. This service requires networks of local pick-up and delivery terminals, breakbulk facilities, and driver fleets. The LTL business is capital intensive, and achieving significant density of operations in a given region can afford a competitive advantage since greater freight volumes are better able to support fixed costs. We believe that the regional LTL market is the most attractive segment of the LTL trucking industry and that the regional LTL market offers substantial growth opportunities for the following reasons:

•	The trend among shippers toward minimal inventories, deferred air freight, and regional distribution has increased the demand for next-day and second-day delivery service.

•	Regional carriers with sufficient scale and freight density to support local terminal networks can offer greater service reliability and minimize the costs associated with intermediate handling.

•	Regional carriers are predominantly non-union, which offers cost savings, greater flexibility, and a lower likelihood of service disruptions compared with unionized carriers.

•	There has been a reduction of capacity as weaker competitors exit the business.

Company History and Information

      Our company was formed in 1997 when our Chairman, Jerry Moyes, who is also Chairman and Chief Executive Officer of Swift Transportation Co., Inc. (Nasdaq: SWFT), led the buyout of our name, terminal network, and physical assets. Between 1997 and 2001, we concentrated on growing our regional LTL operation in Texas and surrounding states and acquired LTL operations in Arizona and California to expand our western presence. In 2002, we assembled a new senior management team to guide the next stage of our growth.

      From April 22, 2002, until December 31, 2002, we owned and operated Central Refrigerated Service, Inc. (“Central Refrigerated”), a temperature-controlled truckload carrier. In preparing for this offering, we determined that it was advisable to divest Central Refrigerated in order to focus on our LTL growth strategy and devote our capital resources to our LTL operations. We no longer own Central Refrigerated, and the results of Central Refrigerated are considered discontinued operations for accounting purposes. We are required by applicable accounting rules to include in this prospectus the financial statements of Simon Transportation Services Inc. and its subsidiaries (“Simon Transportation”), the sellers from which Central Refrigerated purchased its operations. However, we do not believe the financial statements of Simon Transportation or the financial results of Central Refrigerated in 2002 are relevant to our business. Please refer to “Acquisition and Disposition of Central Refrigerated,” “Management — Compensation Committee Interlocks and Insider Participation,” “Certain Relationships and Related Transactions,” and our consolidated financial statements and related notes for additional information.

      We are incorporated in Nevada. Our executive offices are located at 5601 West Waco Drive, Waco, Texas 76710. Our telephone number is (254) 772-2120. Our website address is www.centralfreight.com. Information contained on our website does not constitute part of this prospectus.

Risk Factors

      An investment in our common stock involves a high degree of risk. Potential investors should carefully consider the risk factors set forth under “Risk Factors” beginning on page 8 and the other information contained in this prospectus prior to making an investment decision regarding our common stock.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million. We intend to use these net proceeds for:

• the repayment of approximately $ million of debt;

• the payment of a distribution to our pre-offering stockholders, estimated to be approximately $4.2 million at the time of this offering, which represents an amount equal to our estimated S corporation accumulated adjustments account;

• the payment of an $8.3 million obligation due to Central Refrigerated; and

• the remainder for general corporate purposes, including working capital.

We will not receive any proceeds from the sale of our common stock by the selling stockholders. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	“CENF”

      The number of shares of common stock to be outstanding after this offering is based on our common stock outstanding as of July 5, 2003. The number of shares to be outstanding after the offering excludes 5,000,000 shares of common stock reserved for issuance under our incentive stock plan. Options to purchase 2,921,065 shares of common stock were outstanding under the plan as of July 5, 2003.

      Prior to the completion of this offering, we intend to reclassify our outstanding common stock, which is currently divided into Class A and Class B shares, into a single class of common stock and increase the number of shares of common stock we are authorized to issue. Accordingly, except for the audited annual financial statements, interim unaudited financial statements, and “Capitalization” section included in this prospectus, all share and per share information in this prospectus gives effect to the amendment to our existing articles of incorporation to reclassify shares as a single class, increase the number of authorized shares of common stock to 100,000,000 shares, and increase the number of authorized shares of undesignated preferred stock to 10,000,000 shares.

      Except as otherwise indicated in this prospectus, we have presented the information in this prospectus on the assumption that the underwriters do not exercise their over-allotment option. If the over-allotment option is exercised in full, the selling stockholders will sell an additional                     shares in this offering.

Summary Financial Information

      The following table presents summary historical and pro forma consolidated financial and operating data. The summary historical statements of operations data for the years ended December 31, 2000, 2001, and 2002, and the summary balance sheet data at December 31, 2002, have been derived from our audited consolidated financial statements. The consolidated financial statements as of December 31, 2001, and 2002, and for each of the years in the three-year period ended December 31, 2002, and the report relating to such financial statements, are included elsewhere in this prospectus. The summary historical statements of operations data for the twenty-four weeks ended June 15, 2002, and the twenty-six weeks ended July 5, 2003, and the summary balance sheet data at July 5, 2003, have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. In our opinion, our unaudited consolidated financial statements and data include all adjustments (consisting only of normal recurring adjustments) necessary to present the information fairly. The results for partial years are not necessarily indicative of results we would achieve for a full year.

      In 2002, we both formed and disposed of Central Refrigerated, a refrigerated truckload carrier. The financial results of Central Refrigerated are considered discontinued operations for accounting purposes. You should read the information below together with “Acquisition and Disposition of Operations of Central Refrigerated,” “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes.

				Twenty-four	Twenty-six
	Year Ended December 31,			Weeks Ended	Weeks Ended
				June 15,	July 5,
	2000	2001	2002	2002(1)	2003(1)

				(unaudited)

	(in thousands, except per share amounts and operating data)
Statements of Operations Data:
Operating revenues	$362,649	$395,702	$371,445	$170,026	$198,952
Operating earnings	16,951	4,497	15,105	3,448	7,234
Interest expense	8,768	8,208	7,975	3,978	4,596

Earnings (loss) from continuing operations before income taxes	8,183	(3,711)	7,130	(530)	2,638
Income tax (expense) benefit	(402)	119	1,412	1,815	(129)

Earnings (loss) from continuing operations	7,781	(3,592)	8,542	1,285	2,509
Earnings from discontinued operations, net of tax expense	—	—	—	982	—

Net earnings (loss)	$7,781	$(3,592)	$8,542	$2,267	$2,509

Pro Forma C Corporation Data:(2)
Historical earnings (loss) from continuing operations before income taxes	$8,183	$(3,711)	$7,130	$(530)	$2,638
Pro forma (provision) benefit for income taxes attributable to continuing operations	(3,243)	1,108	(2,781)	207	(1,029)

Pro forma earnings (loss) from continuing operations	$4,940	$(2,603)	$4,349	$(323)	$1,609

Pro forma earnings (loss) from continuing operations per share:
Basic	$0.45	$(0.24)	$0.40	$(0.03)	$0.15
Diluted	0.42	(0.24)	0.36	(0.03)	0.13

				Twenty-four	Twenty-six
	Year Ended December 31,			Weeks Ended	Weeks Ended
				June 15,	July 5,
	2000	2001	2002	2002(1)	2003(1)

				(unaudited)

	(in thousands, except per share amounts and operating data)
Other Financial Data:
EBITDA(3)	$35,931	$25,738	$33,079	$11,816	$15,790
Capital expenditures(4)	13,982	10,186	6,008	3,465	1,862
Operating Data:
LTL revenue per hundredweight(5)	$9.39	$10.06	$10.42	$10.05	$11.09
Total tons hauled	2,392,992	2,388,816	2,120,080	1,017,352	1,032,112
Operating ratio(6)	95.3%	98.9%	95.9%	98.0%	96.4%
Number of working days	253	253	253	117	130

	As of December 31,	As of July 5, 2003
	2002
				Pro Forma as
	Actual	Actual	Pro Forma(7)	Adjusted(8)

		(unaudited)

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$7,350	$1,654	$1,654	$
Net property and equipment	126,751	119,825	119,825
Total assets	196,401	192,301	196,426
Long-term debt, capital leases, and related party financing, including current portion	103,054	103,470	107,405
Stockholders’ equity	30,374	28,190	15,987

(1)	Our fiscal year end is December 31. From inception through December 31, 2002, our first three fiscal quarters consisted of 12 weeks each, and our fourth fiscal quarter consisted of 16 weeks. Commencing January 1, 2003, our fiscal year consists of four quarters, each with 13 weeks. As a result, the twenty-four weeks ended June 15, 2002, had 117 working days, while the twenty-six weeks ended July 5, 2003, had 130 working days.

(2)	In 1998, we elected to be treated as an S corporation for federal income tax purposes. An S corporation passes through essentially all taxable earnings and losses to its stockholders and does not pay federal income taxes at the corporate level. Historical income taxes consist mainly of state income taxes. Contemporaneously with the closing of this offering, we will convert into a C corporation. For comparative purposes, we have included a pro forma (provision) benefit for income taxes assuming we had been taxed as a C corporation in all periods when our S corporation election was in effect. In June 2002, we reversed approximately $1.8 million of tax reserves which were originally recorded in 1998 when we elected to be treated as an S corporation. The $1.8 million tax benefit has been excluded for purposes of presenting pro forma C corporation income taxes.

(3)	EBITDA represents earnings from continuing operations before interest, taxes, depreciation, and amortization. EBITDA is presented because we believe it is frequently used by investors, securities analysts, and other interested parties in the evaluation of companies in our industry. Specifically, we believe that these parties use EBITDA to analyze and compare the operating performance of companies operating within the same industry or to compare the operating performance of companies with that of their competitors. Other companies in our industry may calculate EBITDA differently than we do. Therefore, EBITDA is not necessarily comparable to similarly titled measures of these companies. EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States of America and should not be considered as an alternative to cash flows from operating activities as a measure of liquidity or an alternative to operating earnings as indicators of our operating performance or any other measures of performance derived in accordance with accounting principles generally accepted in the United States of America. EBITDA is calculated in the following manner for each of the periods presented:

				Twenty-four	Twenty-six
	Year Ended December 31,			Weeks Ended	Weeks Ended
				June 15,	July 5,
	2000	2001	2002	2002(1)	2003(1)

				(unaudited)

	(in thousands)
Earnings (loss) from continuing operations	$7,781	$(3,592)	$8,542	$1,285	$2,509
Add interest expense	8,768	8,208	7,975	3,978	4,596
Add (subtract) income taxes (benefit)	402	(119)	(1,412)	(1,815)	129
Add depreciation and amortization	18,980	21,241	17,974	8,368	8,556

EBITDA	$35,931	$25,738	$33,079	$11,816	$15,790

(4)	Includes $0.8 million of capital expenditures in 2002 attributable to the operations of Central Refrigerated which we divested on December 31, 2002. See “Acquisition and Disposition of Operations of Central Refrigerated.”

(5)	Average revenue we receive for transporting 100 pounds of freight.

(6)	Operating expenses as a percentage of operating revenues.

(7)	Adjusted to reflect: (a) the payment of a distribution to our pre-offering stockholders, estimated to be approximately $4.2 million at the time of this offering, which represents an amount equal to our estimated S corporation accumulated adjustments account; (b) the reclassification of remaining retained earnings to additional paid-in capital upon conversion from an S corporation to a C corporation contemporaneously with this offering; (c) the establishment of net current deferred tax assets of approximately $4.1 million and net long-term deferred tax liabilities of approximately $12.4 million upon our conversion to a C corporation; and (d) an $8.3 million charge to earnings related to a payment of $8.3 million due to Central Refrigerated upon consummation of this offering, which will be more than offset by receipt of an approximately $8.6 million receivable due from Jerry Moyes, our chairman and principal stockholder and the owner of Central Refrigerated.

(8)	Adjusted to reflect: (a) the pro forma adjustments listed in note 7 above; (b) the sale by us in this offering of shares of common stock at an assumed public offering price of $ per share; and (c) the application of a portion of our net proceeds to repay outstanding indebtedness as set forth in “Use of Proceeds.”

RISK FACTORS

      The value of your investment will be subject to the significant risks inherent in our business. You should carefully consider the risks and uncertainties described below and other information included in this prospectus before purchasing our common stock. Although the risks described below are the risks that we believe are material, they are not the only risks relating to our business and our common stock. Additional risks and uncertainties, including those that are not yet identified or that we currently believe are immaterial, may also adversely affect our business, financial condition, or results of operations. If any of the events described below occur, our business and financial results could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly, and you therefore may lose all or part of your investment.

Risks Related to Our Business

We operate in a highly competitive and fragmented industry and our business will suffer if we are unable to adequately address potential downward pricing pressures and other factors that may adversely affect our operations and profitability.

      Numerous competitive factors could impair our ability to maintain and improve our profitability. These factors include the following:

•	We compete with many other transportation service providers of varying sizes, some of which have more equipment, a broader coverage network, a wider range of services, and greater capital resources than we do or have other competitive advantages.

•	Some of our competitors periodically reduce their prices to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase prices or maintain significant growth in our business.

•	Some of our competitors have begun offering customers a money back guarantee if certain shipments are delivered late, and we have not yet evaluated the effect of such product offerings on the marketplace or the possible effects on our financial condition.

•	Many customers reduce the number of carriers they use by selecting so-called “core carriers” as approved transportation service providers, and in some instances we may not be selected.

•	Many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress prices or result in the loss of some business to competitors.

•	The trend towards consolidation in the ground transportation industry may create other large carriers with greater financial resources than us and other competitive advantages relating to their size.

•	Advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher prices to cover the cost of these investments.

•	Competition from non-asset-based logistics and freight brokerage companies may adversely affect our customer relationships and prices.

We have a limited operating history as an independent company and experienced a net loss during 2001.

      We began our operations on June 30, 1997, after acquiring the name “Central Freight Lines” and substantially all of the operating assets of the Southwestern Division of Viking Freight System. In 2001, we experienced a net loss of $3.6 million, and over the past eighteen months, we have assembled a new senior management team. Thus, our operating history is brief and provides a limited basis for evaluating our performance. If we are unable to sustain or improve our level of profitability, the value of your investment may suffer.

Our business is subject to general economic and business factors over which we have little or no control.

      Our business is affected by a number of factors that may have a materially adverse effect on the results of our operations, many of which are beyond our control. These factors include:

•	Significant increases or rapid fluctuations in fuel prices.

•	Excess capacity in the trucking industry.

•	Decline in the resale value of used equipment.

•	Fluctuations in interest rates.

•	Rising healthcare costs.

•	Higher fuel taxes and license and registration fees.

•	Increases in insurance costs or liability claims.

•	Difficulty in attracting and retaining qualified drivers.

      We also are affected by recessionary economic cycles and downturns in customers’ business cycles, particularly in market segments and industries, such as retail, where we have a significant concentration of customers. Economic conditions may adversely affect our customers and their ability to pay for our services. Customers encountering adverse economic conditions represent a greater potential for loss and we may be required to increase our allowance for doubtful accounts.

      A significant amount of our freight is concentrated in Texas and California. Accordingly, we also are directly impacted by economic conditions in and affecting Texas and California over which we have no control.

      In addition, it is not possible to predict the effects of actual or threatened terrorist attacks, efforts to combat terrorism, military action against any foreign state, heightened security requirements, or other related events. Such events, however, could negatively impact the economy and consumer confidence in the United States and materially impact our future results of operations.

If we are unable to successfully execute our growth strategy, our business and future results of operations may suffer.

      Our strategy is to grow our business by increasing service offerings in our current markets and by expanding into additional geographic markets. In December 2002, we expanded our LTL service in a seven-state region in the Midwest. In the second half of 2004, we intend to expand our business further to serve a five-state region in the Northwest. We cannot assure you that our Midwest expansion will be successful or that our Northwest expansion will be implemented in a timely and effective manner. Further, in connection with our growth strategy generally, we may need to purchase additional equipment, add new terminals, hire additional personnel, and increase our marketing efforts. Our growth strategy exposes us to a number of risks, including the following:

•	Geographic expansion will require start-up costs, may require lower rates to generate initial business, and may disrupt existing transportation alliances with carriers in those regions.

•	Rapid growth may strain our management, capital resources, and computer and other systems.

•	Hiring many new employees will increase training costs and may result in temporary inefficiencies as the new employees learn their jobs.

•	If demand for our services weakens, we may be forced to reduce our rates.

      We cannot assure you that we will overcome the risks associated with the growth of our company.

Implementation of our dynamic resource planning process and our expansion efforts involve costs, and we cannot assure you that these costs will yield improved operating results in the future.

      Our implementation of dynamic resource planning throughout our operations, our Midwest expansion, and our planned Northwest expansion all involve significant additional expenses, such as the costs of added employees, relocation costs for existing employees, increased building and equipment rentals, and increased purchased transportation expense. We cannot assure you that our restructuring and expansion efforts will be successful. Thus, we cannot assure you that these costs will result in improvements to our profitability.

We have significant ongoing capital requirements that could adversely affect our profitability if we are unable to generate sufficient cash from operations.

      The LTL industry is capital intensive. Historically, we have depended on cash from operations, proceeds from our accounts receivable securitization, borrowing from banks and finance companies, and leases to expand the size of our terminal network and maintain and expand our fleet of revenue equipment. We are projecting increased expenditures compared to recent historical levels for tractors and trailers in 2003 and 2004, primarily due to the need to upgrade older equipment in the fleet and increased costs of new tractors following the October 2002 implementation of new emissions control regulations. If we are unable to generate sufficient cash from operations and obtain financing on favorable terms in the future, we may have to limit our growth, enter into less favorable financing arrangements, or operate our revenue equipment for longer periods, any of which could have a materially adverse effect on our profitability.

If we are unable to retain our key employees, our business, financial condition, and results of operations could be harmed.

      We are highly dependent upon the services of the following key employees: Robert V. Fasso, our Chief Executive Officer and President; Patrick J. Curry, our Executive Vice President; Jeffrey A. Hale, our Senior Vice President and Chief Financial Officer; and Doak Slay, our Senior Vice President-Sales and Marketing. The loss of any of their services could have a materially adverse effect on our operations and future profitability. We must continue to develop and retain a core group of managers if we are to realize our goal of expanding our operations and continuing our growth. We cannot assure you that we will be able to do so.

Our ability to compete would be substantially impaired if our employees were to unionize.

      None of our employees are represented under a collective bargaining agreement by a labor union. In 2001, the International Brotherhood of Teamsters filed a petition with the National Labor Relations Board seeking an election among the employees at our Dallas, Texas facility. Our employees voted not to form a union when that election was conducted in April 2002. In October 2002, after we requested an election, the Teamsters withdrew from representing our employees in Las Vegas, our only remaining facility where employees had at one time requested union representation. While we believe our current relationship with our employees is good, we cannot assure you that further unionization efforts will not occur in the future. Our non-union status is a critical factor in our ability to compete. If our employees vote to join a union and we sign a collective bargaining agreement, the results probably would be adverse for several reasons:

•	Some shippers have indicated that they intend to limit their use of unionized trucking companies because of the threat of strikes and other work stoppages. A loss of customers would impair our revenue base.

•	Restrictive work rules could hamper our efforts to improve and sustain operating efficiency, for example by inhibiting our ability to implement dynamic resource planning within our workplace.

•	A strike or work stoppage would hurt our profitability and could damage customer and other relationships.

•	An election and bargaining process would distract management’s time and attention and impose significant expenses.

These results, and unionization of our workforce generally, could have a materially adverse effect on our business, financial condition, and results of operations.

Ongoing insurance and claims expenses could significantly reduce our earnings and constrain our borrowing capacity.

      Our future insurance and claims expenses might exceed historical levels, which could reduce our earnings. We currently carry $30.0 million of insurance coverage, with a self-insured retention of $1.0 million per occurrence for claims resulting from cargo theft or loss, personal injury, property damage, and physical damage to our equipment. We also self-insure for workers’ compensation up to $1.0 million per occurrence, and for all health claims up to $250,000. Insurance carriers have raised premiums for most trucking companies, and the premiums for the policy we purchased in October 2002 contained a significant increase over the cost of our prior policy. Additional increases could further increase our insurance and claims expense as current coverages expire or cause us to raise our self-insured retention. If the number or severity of claims for which we are self-insured increases, we suffer adverse development in claims compared with our reserves, or any claim exceeds the limits of our insurance coverage, our financial results could be materially and adversely affected.

      In addition to claims arising in connection with our LTL operations, we have exposure to certain claims related to the operations of Central Refrigerated for the period from April 22, 2002, through December 31, 2002, for all coverages except workers’ compensation, and through June 28, 2003, for workers’ compensation. During those periods, the operations of Central Refrigerated were covered under our insurance policies. Thereafter, Central Refrigerated obtained separate insurance policies. For such periods of common coverage, Central Refrigerated has posted letters of credit with respect to its self-insured retentions and has agreed to indemnify us for any losses arising from those retentions. Nevertheless, the risk remains that we could be held liable under the group policy for claims attributable to Central Refrigerated during the specified periods.

      Our large self-insured retentions require us to make estimates of ultimate loss amounts and accrue such estimates as expenses. Changes in estimates may materially and adversely affect our financial results. In the twenty-six weeks ended July 5, 2003, we recorded an aggregate of $3.8 million in increases to our reserves for accident, workers’ compensation, and other liabilities arising in prior periods. Such accrual included $1.8 million for two accidents that occurred in 2002. This compared to an accrual of $0.3 million in additional expense in the twenty-four weeks ended June 15, 2002, relating to claims that arose in prior periods. The large accrual in the 2003 period caused our financial results to suffer. We may be required to accrue such additional expenses in the future.

      In October 2002, we were forced to seek replacement excess insurance coverage after our insurance agent failed to produce proof of insurance on policies for which we had obtained binders as of July 15, 2002. We are not aware of any claims during the period between July and October 2002 that are expected to exceed the self-insured retention level we had at the time. For any claims arising during such period that exceed that level, we intend to pursue our legal rights against the insurance agent and its errors and omissions policy but we cannot assure you that such coverage will be available, in which case our financial results could be materially and adversely affected.

      Our ability to incur additional indebtedness could be adversely affected by an increase in requirements that we post letters of credit in support of our insurance policies. We have a $19.0 million credit agreement which expires on October 31, 2004, substantially all of which is used to fund outstanding letters of credit with insurance companies. As of July 5, 2003, $2.4 million in borrowings and $13.7 million in letters of credit were outstanding, and available borrowings were $2.9 million. The face amount of letters of credit we are required to post is expected to increase in the future because of our larger self-insured retention. Increases in letters of credit outstanding will reduce our borrowing capacity under the credit agreement, thereby adversely affecting our liquidity.

Difficulty in attracting qualified drivers could adversely affect our profitability and ability to grow.

      Periodically, the trucking industry experiences substantial difficulty in attracting and retaining qualified drivers, including independent contractors. If we are unable to attract drivers and contract with independent contractors, we could be required to adjust our compensation package, let trucks sit idle, or operate with fewer independent contractors and face difficulty meeting shipper demands, all of which could adversely affect our growth and profitability.

Fluctuations in the price or availability of fuel and our ability to collect fuel surcharges may affect our costs of operation.

      We require large amounts of diesel fuel to operate our tractors. To address fluctuations in fuel prices, we seek to impose fuel surcharges on our accounts. These arrangements will not fully protect us from fuel price increases. In addition, any shortage or interruption in the supply of fuel would negatively affect us. Accordingly, fluctuations in fuel prices, or a shortage of diesel fuel, could materially and adversely affect our results of operations. We base our fuel surcharge rates on the weekly national average price of diesel fuel. Because our operations are concentrated in the southwestern United States, there is some risk that the national average will not fully reflect regional fuel prices, particularly in California. Historically, we have not engaged in hedging transactions to protect us from fluctuations in fuel prices.

We rely on transportation alliances with other LTL operators, and a breakdown of these alliances could adversely affect our revenues.

      In our regional LTL operations, we primarily pick up and deliver freight within our own operating regions. Freight originating outside our territory for delivery inside our territory is brought to us by several other trucking companies with which we have formed transportation alliances. In return, we deliver to them freight that originates in our territory for delivery in their territories. In 2002, transportation alliances generated approximately 12.9% of our revenue. These alliances subject us to certain risks, including:

•	Expanding our own operations into an alliance company’s territory may cause that company to stop using our alliance.

•	We may not control the customer relationship on freight moving into our territory.

•	Our alliance companies can end their relationships with us at any time and could choose to form an alliance with one of our competitors in our territory.

The reduction or termination of our alliances could negatively impact our business and results of operations.

We engage in transactions with other businesses controlled by our officers and directors, and the interests of our officers and directors could conflict with the interests of our other stockholders.

      We engage in multiple transactions with related parties. These transactions include the lease of 27 active terminals, nine dormant terminals, and a salvage facility from Southwest Premier Properties, L.L.C. Southwest Premier is owned by some of our existing stockholders, including Jerry Moyes, our Chairman of the Board, Robert V. Fasso, our Chief Executive Officer, and Patrick J. Curry, our Executive Vice President. These related party transactions also include the lease of two active terminals and one dormant terminal from Jerry Moyes, the lease of two terminals from Swift, the lease of independent contractor drivers and their tractors from Interstate Equipment Leasing, Inc., and freight transportation transactions with Swift Transportation and Central Refrigerated, companies for which Jerry Moyes serves as Chairman. See “Management — Compensation Committee Interlocks and Insider Participation” and “Certain Relationships and Related Transactions.” As a result, our directors and executive officers may have interests that conflict with yours. Although we have adopted a policy requiring that all future transactions with affiliated parties be approved by our audit committee or another committee of disinterested directors, we cannot assure you that the policy will be successful in eliminating conflicts of interests.

The loss of one or more of our five largest customers could significantly and adversely affect our cash flow, market share, and profits.

      In 2002, our largest customer, Dell Computer, accounted for approximately 8.1% of our total revenues, and our five largest customers accounted for approximately 15.4% of our total revenues. Our largest customers are under no firm obligation to ship with us and the contracts are generally terminable upon 30 or 60 days’ notice. In addition, we have significant exposure to the retail sector and to the economies in Texas and California. If we lose one or more of our large customers, or if there is a decline in the amount of services those customers purchase from us, our cash flow, market share, and profits could be adversely affected.

We may not be able to successfully execute our acquisition strategy, which could cause our business and future growth prospects to suffer.

      One component of our growth strategy is to pursue strategic acquisitions of regional LTL carriers and other transportation companies that meet our acquisition criteria. However, suitable acquisition candidates may not be available on terms and conditions we find acceptable. In pursuing acquisitions, we compete with other companies, many of which have greater financial and other resources than we do. If we succeed in consummating strategic acquisitions, our business, financial condition, and results of operations may be negatively affected because:

•	Some of the acquired businesses may not achieve anticipated revenues, earnings, or cash flows.

•	We may assume liabilities that were not disclosed to us or exceed our estimates.

•	We may be unable to integrate acquired businesses successfully and realize anticipated economic, operational, and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical, or financial problems.

•	Acquisitions could disrupt our ongoing business, distract our management, and divert our resources.

•	We may experience difficulties in operating in markets in which we have had no or only limited direct experience.

•	There is the potential for loss of customers, key employees, and drivers of the acquired company.

•	We may finance future acquisitions by issuing common stock for some or all of the purchase price, which could dilute the ownership interests of our stockholders.

•	We may incur additional debt related to future acquisitions.

Our results of operations may be affected by seasonal factors and harsh weather conditions.

      Our operations are subject to seasonal trends common in the trucking industry, particularly as customers tend to reduce shipments after the winter holiday. Harsh weather can also adversely affect our performance by reducing demand, impeding our ability to transport freight, and increasing operating expenses.

Our industry is subject to numerous laws and regulations, exposing us to potential claims and compliance costs that could adversely affect our business.

      The U.S. Department of Transportation (“DOT”) and various state agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, operations, safety, and financial reporting. We also may become subject to new or more restrictive regulations relating to fuel emissions, drivers’ hours in service, ergonomics, or limits on vehicle weight and size. For example, new emissions control regulations became effective in October 2002. The new regulations decrease the amount of emissions that can be released by truck engines and apply to tractors produced after the effective date of the regulations. Compliance with such regulations will increase the cost of our tractors and could substantially impair equipment productivity, lower fuel mileage, and increase our operating expenses. Additional changes in the laws and regulations governing our industry could affect the economics of the industry by requiring changes in operating practices or by influencing the demand for, and the costs of providing, services to shippers.

      From time to time, various legislative proposals are introduced, including proposals to increase federal, state, or local taxes, including taxes on motor fuels. We cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted. Increased taxes could adversely affect our profitability.

      Our employees and independent contractor drivers also must comply with the safety and fitness regulations promulgated by the DOT, including those relating to drug and alcohol testing and hours of service. The DOT has rated us “satisfactory,” which is the highest safety and fitness rating.

      In the aftermath of the September 11, 2001, terrorist attacks on the United States, federal, state, and municipal authorities have implemented and are continuing to implement various security measures, including checkpoints and travel restrictions on large trucks. If new security measures disrupt or impede the timing of our deliveries, we may fail to meet the needs of our customers or may incur increased expenses to do so. These security measures could have a materially adverse effect on our operating results.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

      We are subject to various environmental laws and regulations dealing with the hauling and handling of hazardous materials, fuel storage tanks, air emissions from our vehicles and facilities, and discharge and retention of stormwater. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination have occurred. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. We also maintain bulk fuel storage tanks and fueling islands at nineteen of our facilities. A small percentage of our freight consists of low-grade hazardous substances, such as paint, which subjects us to a wide array of regulations. If we are involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances we transport, or if we are found to be in violation of applicable laws or regulations, we could be subject to liabilities that could have a materially adverse effect on our business and operating results. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

The Internal Revenue Service (“IRS”) is auditing our tax returns and we may be subject to increased tax payments if our tax planning strategies are successfully challenged.

      Federal, state, and local taxes will comprise a significant part of our expenses following completion of this offering, and, as a subchapter S corporation prior to the completion of this offering, they comprised a significant part of our stockholders’ expenses. As such, we actively manage these expenses when executing our business strategy. One method we implemented in 2001 involved the creation of a contested liability trust, through which certain deductions are accelerated compared with their timing had we not used the strategy. Because a contested liability trust is a transaction that the IRS has deemed to be a tax avoidance transaction, we have voluntarily disclosed the basic elements of our strategy to the IRS. In December 2002, the IRS initiated an audit of our tax returns for the year ended December 31, 2001. If the IRS challenges the contested liability trust deductions, as we expect, we intend to defend the strategy vigorously. While our pre-offering stockholders are liable for any federal income taxes resulting from the denial of deductions taken while we have S corporation status, we will be liable for any federal income taxes resulting from the denial of deductions taken following our conversion to a C corporation. The liability consequences are similar with respect to state or local income taxes that are imposed on the owners of an entity rather than on the entity itself. However, with respect to income-based taxes, such as the Texas franchise tax, that are imposed on the entity rather than its owners, we would be liable for all unpaid taxes (both those arising before and after the conversion) as well as for any penalties and interest imposed with respect to those taxes. Thus, if the IRS successfully challenges the strategy, we would owe federal, state, and local taxes on any contested liability trust deductions taken after the conversion as well as for all underpaid income-based taxes imposed at the entity level arising either before or after the conversion. We would also owe interest, and possibly penalties, on the underpaid taxes as well as any entity level penalties imposed by the IRS or a state or local taxing authority with respect to both pre-conversion and post-conversion underpaid taxes and reporting requirements. Further, we may implement other tax strategies designed to decrease overall liability in the future, which could be challenged by the IRS.

      If the IRS does not successfully challenge the contested liability trust strategy, we will recognize income to the extent claims are settled for less than the declared value of the claim when contributed. We have recorded a deferred tax liability of $2.0 million in our pro forma balance sheet related to the temporary differences between the claims recorded on our books and the claims deducted on our tax returns. If the trust is disallowed by the IRS, we could potentially owe an amount equal to this recorded deferred tax liability.

Our prior S corporation status could result in future tax liability.

      In 1998, we elected to be treated as an S corporation for federal income tax purposes. An S corporation passes through essentially all taxable income and losses to its stockholders and does not pay federal income taxes at the corporate level. We believe that we have met all requirements for an S corporation election. However, if we failed to meet the requirements of such election we would be taxable at the corporate level rather than at the stockholder level for the periods in which we did not qualify as an S corporation. Although the IRS provides a procedure for restoring an S corporation election that has been inadvertently terminated, we cannot guarantee that such a procedure would be available to us in the event our S corporation election was terminated prior to this offering.

The former independent public accountant of Simon Transportation, Arthur Andersen LLP, has been found guilty of a federal obstruction of justice charge, and you may be unable to exercise effective remedies against it in any legal action.

      This prospectus includes the consolidated financial statements of Simon Transportation Services Inc. for fiscal years through September 30, 2001, including an audit report with respect to such financial statements issued by Arthur Andersen LLP. Central Refrigerated was formed in 2002 to acquire certain assets from Simon Transportation. We divested Central Refrigerated effective as of January 1, 2003. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen LLP guilty of a federal obstruction of justice charge arising from the Federal Government’s investigation of Enron Corp. On August 31, 2002, Arthur Andersen LLP ceased practicing before the United States Securities and Exchange Commission (the “SEC”).

      Arthur Andersen LLP has not reissued its audit report with respect to the Simon Transportation audited financial statements set forth in this prospectus. Furthermore, we are unable to obtain Arthur Andersen LLP’s consent to include such financial statements in this prospectus. Under these circumstances, Rule 437a under the Securities Act of 1933 (the “Securities Act”) permits us to dispense with the requirement to file Arthur Andersen LLP’s consent. As a result, you may not have an effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission with respect to the Simon Transportation audited financial statements that are set forth in this prospectus. In addition, even if you were able to assert such a claim, as a result of its conviction and other lawsuits, Arthur Andersen LLP may fail or otherwise have insufficient assets to satisfy claims made by investors or by us that might arise under federal securities laws or otherwise relating to any alleged material misstatement or omission with respect to the Simon Transportation audited financial statements included in this prospectus.

Risks Related to our Common Stock and the Offering

Our Chairman, Jerry Moyes, his family, and trusts for the benefit of his family will own           % of our stock and will continue to have substantial control over us following this offering.

      Jerry Moyes and trusts for the benefit of his family beneficially own approximately 90.4% of our outstanding common stock before this offering. After this offering, Mr. Moyes and the trusts will continue to beneficially own approximately           % of our outstanding common stock. In addition, Mr. Moyes’ brother and sister-in-law, Ronald and Krista Moyes, beneficially own approximately 6.8% of our outstanding common stock before this offering and they will continue to beneficially own approximately           % of our outstanding common stock after this offering.

      After this offering, Mr. Jerry Moyes, his family, and certain trusts for the benefit of his family will hold           % of our common stock and will be able to influence decisions requiring stockholder approval, including election of our board of directors, our management and policies, the adoption or extension of anti-takeover provisions, mergers, and other business combinations. This concentration of ownership may allow Mr. Jerry Moyes to prevent or delay a change of control of our company or an amendment to our certificate of incorporation or our bylaws. In matters requiring stockholder approval, Mr. Jerry Moyes’ interests may differ from the interests of other holders of our common stock and he may take actions affecting us with which you may disagree.

Provisions of our charter documents and Nevada law could discourage a takeover or change in control that you may consider favorable or the removal of our current management.

      Our articles of incorporation and bylaws contain certain provisions that could discourage, delay, or prevent a change in control of our company, even if such a change would be beneficial to our stockholders. These provisions authorize the issuance of preferred stock without stockholder approval and place limitations on who can call a special meeting of stockholders. In addition, provisions of Nevada law could delay or make more difficult a merger or tender offer involving us. These provisions of Nevada law include limitations on business combinations with interested stockholders and the voting of certain shares unless particular conditions are met.

There has not been a prior public market for our common stock. As a result, we cannot assure you that an active public market will develop, and our stock price may be volatile.

      Prior to this offering, there has been no public market for shares of our common stock. An active trading market may not develop or be sustained following this offering. Moreover, even if an active market does develop, stockholders may not be able to resell their shares at prices equal to or greater than the initial public offering price.

      The market price for our shares may be volatile and could decrease substantially. If you decide to purchase our shares, you may not be able to resell your shares at or above the initial public offering price due to a number of factors, including:

•	Actual or anticipated fluctuations in operating results.

•	The loss of significant customers.

•	Changes in earnings estimates by analysts.

•	General conditions in the trucking and transportation industries.

•	Future sales of our common stock.

•	Investor perceptions of us and the transportation industry.

•	General economic conditions.

•	Other events or factors that negatively affect the stock market.

      The stock market in general and the Nasdaq National Market in particular, have experienced extreme price and volume fluctuations that have affected the market price for many companies and that have often been unrelated or disproportionate to these companies’ operating performances. These broad market fluctuations could materially reduce the market price of our common stock, regardless of our operating performance.

Future sales of our common stock in the public market may depress our stock price.

      After this offering, we will have outstanding                      shares of common stock of which                      shares are held by existing officers, directors, and stockholders owning 5% or more of our common stock. Sales of a substantial number of these shares of common stock in the public market following this offering, or the perception that these sales may occur, could substantially decrease the market price of our common stock. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional common or preferred stock. All of the shares sold in this offering will be freely tradeable, other than those shares sold in this offering to any of our affiliates. Approximately 99.9% of the 10,868,218 shares held by existing holders of our common stock are subject to the lock-up agreements described in “Underwriting.”

You will suffer an immediate and substantial dilution in the net tangible book value of the common stock you purchase.

      The initial public offering price will be substantially higher than the pro forma book value per share of our common stock. Purchasers of common stock in this offering will experience immediate and substantial dilution in the pro forma net tangible book value of their stock of $          per share, assuming an initial public offering price for our common stock of $          per share. This dilution is due in large part to the fact that prior investors paid an average price of $1.35 per share when they purchased their shares of common stock, which is substantially less than the assumed initial public offering price of $          per share.

We do not intend to declare dividends on our stock after this offering.

      We currently intend to retain our future earnings, if any, to finance the growth and development of our business. We do not anticipate paying cash dividends on our common stock in the foreseeable future, after the distribution of an amount equal to our estimated S corporation accumulated adjustments account to pre-offering stockholders contemporaneously with the closing of this offering. Any payments of cash dividends in the future will be at the discretion of our Board of Directors. In addition, our current revolving credit agreement restricts our ability to pay dividends. Therefore, you should not rely on dividend income from shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains “forward-looking statements,” which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation, and availability of resources. These forward-looking statements include, without limitation, statements regarding: expectations as to operational improvements; expectations as to cost savings, revenue growth, and earnings; the time by which certain objectives will be achieved; proposed new products and services; expectations that claims, lawsuits, commitments, contingent liabilities, labor negotiations, or agreements, or other matters will not have a material adverse effect on our consolidated financial condition, results of operations, or liquidity; statements concerning projections, predictions, expectations, estimates, or forecasts as to our business, financial, and operational results and future economic performance; and statements of management’s goals and objectives, and other similar expressions concerning matters that are not historical facts. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements.

      Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management’s good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Important factors that could cause such differences include, but are not limited to: how successful we are in implementing our financial and operational initiatives; industry competition, conditions, performance, and consolidation; legislative and/or regulatory developments; the effects of adverse general economic conditions, both within the United States and globally; any adverse economic or operational repercussions from recent terrorist activities, any government response to such activities, and any future terrorist activities, war or other armed conflicts; changes in fuel prices; changes in labor costs; labor stoppages; the outcome of claims and litigation; natural events such as severe weather, floods, and earthquakes; and other factors described under “Risk Factors.”

      Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

USE OF PROCEEDS

      We estimate that our net proceeds of this offering will be $      million. Our estimate is based on selling                           shares at an assumed public offering price of $          per share, then deducting underwriting fees and our expenses. We intend to use these net proceeds for:

•	the repayment of approximately $ million of debt;

•	the payment of a distribution to our pre-offering stockholders, estimated to be approximately $4.2 million at the time of this offering, which represents an amount equal to our estimated S corporation accumulated adjustments account;

•	the payment of an $8.3 million obligation due to Central Refrigerated; and

•	the remainder for general corporate purposes, including working capital.

      The debt we intend to repay includes: (a) $      million under an accounts receivable securitization facility, which had an interest rate of 2.24% as of July 5, 2003, and matures in April 2005, (b) $      million under a revolving credit facility, which had an interest rate of 4.00% as of July 5, 2003, and matures in October 2004, and (c) $      million under secured equipment notes, which bear interest at 6.75% to 8.9% and mature at various dates through July 2006.

      We intend to invest our net proceeds in short-term U.S. government securities pending application in the uses described above.

      We will not receive any proceeds from the shares sold by the selling stockholders.

DIVIDEND POLICY

      We will distribute approximately $4.2 million to our pre-offering stockholders contemporaneously with this offering. This amount is equal to our estimated S corporation accumulated adjustments account. You will not receive any portion of this distribution. We paid $1.7 million in such dividends during 2000, $1.5 million during 2001, and $4.8 million during the twenty-six weeks ended July 5, 2003. We did not make distributions to our stockholders in 2002. Following this offering, our revolving credit agreement will prohibit us from paying dividends.

      Other than the dividend of pre-offering S corporation earnings, we currently intend to retain all of our earnings to finance the growth, development, and expansion of our business, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future dividends will be determined at the discretion of our board of directors. The board may consider our financial condition and results of operations, cash flows from operations, current and anticipated capital requirements and expansion plans, the income tax laws then in effect, any legal or contractual requirements, and other factors our board deems relevant.

DILUTION

      The public offering price of our common stock will be higher than the tangible book value per share of our common stock after this offering. Accordingly, you will experience dilution from this offering. Our net tangible book value at July 5, 2003, was approximately $23.9 million, or $2.20 per share. Net tangible book value is total tangible assets less total liabilities. Our pro forma net tangible book value at July 5, 2003, was approximately $      million, or $          per share of common stock. Pro forma net tangible book value per share is determined by dividing the total number of outstanding shares of common stock into our pro forma net tangible book value. Pro forma net tangible book value gives effect to:

•	the payment of a distribution to our pre-offering stockholders, estimated to be $4.2 million at the time of this offering, which represents an amount equal to our estimated S corporation accumulated adjustments account;

•	the establishment of net current deferred tax assets of approximately $4.1 million and net long-term deferred tax liabilities of approximately $12.4 million upon our conversion to a C corporation; and

•	an $8.3 million charge to earnings related to a payment of $8.3 million due to Central Refrigerated upon consummation of this offering, which will be more than offset by receipt of an approximately $8.6 million receivable due from Jerry Moyes, our Chairman and principal stockholder and the owner of Central Refrigerated.

      Pro forma as adjusted net tangible book value dilution per share represents the difference between the amount per share you will pay in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to application of our estimated net proceeds of this offering as set forth in “Use of Proceeds” and the pro forma adjustments described above, our net tangible book value at July 5, 2003, would have been $      million or $          per share of common stock. This represents an immediate increase in pro forma net tangible book value of $          per share to existing stockholders and an immediate dilution in net tangible book value of $          per share to new investors purchasing in this offering. The following table illustrates this per share dilution at July 5, 2003:

Per Share

Assumed initial public offering price per share		$
Pro forma tangible book value per share before this offering	$
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share in pro forma net tangible book value to new investors		$

      The following table shows the difference between existing stockholders and the purchasers in this offering (at an assumed public offering price of $          per share) with respect to the number of shares purchased from Central, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock from us in this offering at the initial public offering price of $          per share and before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased(1)		Total Consideration
						Average Price
	Number	Percent	Amount		Percent	Per Share

Existing stockholders	10,868,218	%		$14,672,095	%	$1.35
New investors(2)

Total		100.0%	$		$100.0%

(1)	The information above does not reflect dilution from the options to purchase 2,921,065 shares of common stock that were outstanding as of July 5, 2003. The options have exercise prices ranging from $1.35 to $6.50 per share, with a weighted average price per share of $1.96. As of July 5, 2003, 1,589,256 of these options were exercisable and the remainder become exercisable at various dates through 2008. An additional 2,078,935 shares of common stock are reserved for issuance under our incentive stock plan.

(2)	If the underwriters’ over-allotment option is exercised in full, the selling stockholders will sell an additional shares.

CAPITALIZATION

      The following table displays our actual, pro forma, and pro forma as adjusted capitalization as of July 5, 2003. Capitalization consists of long-term debt, including the current portion, related party financing, and stockholders’ equity. Our pro forma capitalization gives effect to:

•	the payment of a distribution to our pre-offering stockholders, estimated to be $4.2 million at the time of this offering, which represents an amount equal to our estimated S corporation accumulated adjustments account;

•	the reclassification of remaining retained earnings to additional paid-in capital upon conversion from an S corporation to a C corporation contemporaneously with this offering;

•	the establishment of net current deferred tax assets of approximately $4.1 million and net long-term deferred tax liabilities of approximately $12.4 million upon our conversion to a C corporation; and

•	an $8.3 million charge to earnings related to a payment of $8.3 million due to Central Refrigerated upon consummation of this offering, which will be more than offset by receipt of an approximately $8.6 million receivable due from Jerry Moyes, our Chairman and principal stockholder and the owner of Central Refrigerated.

Our pro forma as adjusted capitalization reflects the pro forma adjustments listed above and:

•	the sale of shares of common stock at an assumed public offering price of $ per share by us in this offering; and

•	the application of a portion of our net proceeds to repay outstanding indebtedness as set forth in “Use of Proceeds.”

	July 5, 2003
	(unaudited)

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands)
Cash and cash equivalents	$1,654	$1,654	$

Long-term debt, including current portion:
Securitization facility	30,500	30,500
Revolving facility	2,400	2,400
Equipment notes payable	17,970	17,970
Capital lease obligations	29,057	29,057

Total long-term debt	$79,927	$79,927	$

Payable to stockholder	—	$3,935

Related party financing	$23,543	$23,543	$

Stockholders’ equity:(1)
Preferred stock, $.001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—	—
Common stock, $.001 par value; 60,000,000 shares authorized; 10,868,218 shares issued and outstanding as of July 5, 2003; shares issued and outstanding pro forma and pro forma as adjusted, respectively	$11	$11	$
Additional paid-in capital	16,197	25,217
Unearned compensation	(941)	(941)
Notes receivable from stockholder	(7,988)	—
Retained earnings (deficit)	20,911	(8,300)

Total stockholders’ equity	$28,190	$15,987	$

Total capitalization	$131,660	$123,392	$

(1)	Excludes 5,000,000 shares of common stock reserved for issuance under our incentive stock plan. Options to purchase 2,921,065 shares of common stock were outstanding as of July 5, 2003.

ACQUISITION AND DISPOSITION OF OPERATIONS OF CENTRAL REFRIGERATED

      In 2002, Central Refrigerated, a refrigerated truckload carrier, was formed to acquire certain assets from the bankruptcy estate of Simon Transportation. Simon Transportation had filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code on February 25, 2002. Jerry Moyes, our Chairman and principal stockholder, was the Chairman of the Board of Simon Transportation and its majority stockholder commencing in September 2000 and continuing until our acquisition of these assets. Central Refrigerated was established as our subsidiary with the goal of obtaining certain efficiencies for the refrigerated business, such as decreased insurance costs, in the period immediately following the acquisition. The acquisition closed, and the operations of Central Refrigerated began, on April 22, 2002.

      In the acquisition, we assumed approximately $11.4 million owed by Simon Transportation to Jerry Moyes and his affiliates. We also borrowed $3.3 million from Mr. Moyes to pay $2.6 million in cash to the bankruptcy estate, and $0.7 million in transaction costs. The approximately $14.7 million we owed to Mr. Moyes and his affiliates was secured solely by all of the outstanding stock of Central Refrigerated. In addition, at the closing of the acquisition Central Refrigerated assumed leases for approximately 1,360 tractors and 1,920 trailers, indebtedness of approximately $13.0 million for construction of Central Refrigerated’s headquarters, and other liabilities of approximately $56.1 million. We did not guarantee or otherwise become obligated for any of these amounts. The operations and finances of Central Refrigerated were maintained separate from ours except for insurance coverage.

      In preparing for this offering, we determined that it was advisable to divest Central Refrigerated in order to focus on our LTL growth strategy and devote our capital resources to our LTL operations.

      The disposition of Central Refrigerated was accomplished by transferring the shares of Central Refrigerated to Jerry Moyes and one of his affiliates in exchange for the cancellation of the approximately $14.7 million debt owed by us to them. The divestiture became effective as of December 31, 2002. As part of this disposition, we also agreed to pay approximately $8.3 million to Central Refrigerated upon the closing of this offering.

SELECTED FINANCIAL INFORMATION

      The following table presents selected consolidated financial and operating data. The selected historical statements of operations and balance sheet data for the years ended December 31, 1998, 1999, 2000, 2001, and 2002, have been derived from our audited consolidated financial statements. The consolidated financial statements as of December 31, 2001 and 2002, and for each of the years in the three-year period ended December 31, 2002, and the report relating to such financial statements, are included elsewhere in this prospectus. The selected historical statements of operations and balance sheet data for the twenty-four week period ended June 15, 2002, and the twenty-six week period ended July 5, 2003, have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. In our opinion, our unaudited consolidated financial statements and data include all adjustments (consisting only of normal recurring adjustments) necessary to present the information fairly. The results for partial years are not necessarily indicative of results we would achieve for a full year.

      In 2002, we both formed and disposed of Central Refrigerated, a refrigerated truckload carrier. The financial results of Central Refrigerated are considered as discontinued operations for accounting purposes. You should read the information below together with “Acquisition and Disposition of Operations of Central Refrigerated” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

CENTRAL FREIGHT LINES, INC.

SELECTED FINANCIAL INFORMATION

						Twenty-four	Twenty-six
	Year Ended December 31,					Weeks Ended	Weeks Ended
						June 15,	July 5,
	1998	1999	2000	2001	2002	2002(1)	2003(1)

						(unaudited)

	(in thousands, except per share amounts and operating data)
Statements of Operations Data:
Operating revenues	$276,268	$316,504	$362,649	$395,702	$371,445	$170,026	$198,952
Operating expenses:
Salaries, wages, and benefits	176,037	195,875	211,751	232,714	208,754	99,037	107,774
Purchased transportation	13,663	24,757	35,525	49,447	49,912	23,081	29,713
Operating and general supplies and expenses	48,638	53,314	65,100	68,501	60,656	27,672	34,884
Insurance and claims	9,602	11,366	10,243	14,209	14,024	6,043	8,386
Building and equipment rentals	1,814	2,066	4,099	5,093	5,020	2,377	2,405
Depreciation and amortization	7,524	12,979	18,980	21,241	17,974	8,368	8,556

Total operating expenses	257,277	300,357	345,698	391,205	356,340	166,578	191,718

Operating earnings	18,991	16,147	16,951	4,497	15,105	3,448	7,234
Interest expense	4,574	7,286	8,768	8,208	7,975	3,978	4,596

Earnings (loss) from continuing operations before income taxes	14,417	8,861	8,183	(3,711)	7,130	(530)	2,638
Income tax (expense) benefit	(5,483)	(421)	(402)	119	1,412	1,815	(129)

Earnings (loss) from continuing operations	8,934	8,440	7,781	(3,592)	8,542	1,285	2,509
Earnings from discontinued operations, net of tax expense	—	—	—	—	—	982	—

Net earnings (loss)	$8,934	$8,440	$7,781	$(3,592)	$8,542	$2,267	$2,509

Pro Forma C Corporation Data:(2)
Historical earnings (loss) from continuing operations before income taxes	$14,417	$8,861	$8,183	$(3,711)	$7,130	$(530)	$2,638
Pro forma (provision) benefit for income taxes attributable to continuing operations	(5,145)	(3,475)	(3,243)	1,108	(2,781)	207	(1,029)

Pro forma earnings (loss) from continuing operations	$9,272	$5,386	$4,940	$(2,603)	$4,349	$(323)	$1,609

Pro forma earnings (loss) from continuing operations per share:
Basic	$0.84	$0.49	$0.45	$(0.24)	$0.40	$(0.03)	$0.15
Diluted	0.84	0.42	0.42	(0.24)	0.36	(0.03)	0.13
Weighted average shares outstanding:
Basic	11,004	11,095	11,051	10,916	10,868	10,868	10,868
Diluted	11,004	12,888	11,680	10,916	12,067	12,030	12,677
Other Financial Data:
EBITDA(3)	$26,515	$29,126	$35,931	$25,738	$33,079	$11,816	$15,790
Capital expenditures(4)	24,347	50,905	13,982	10,186	6,008	3,465	1,862
Operating Data:
LTL revenue per hundredweight(5)	$8.24	$8.66	$9.39	$10.06	$10.42	$10.05	$11.09
Total tons hauled	1,984,737	2,216,525	2,392,992	2,388,816	2,120,080	1,017,352	1,032,112
Operating ratio(6)	93.1%	94.9%	95.3%	98.9%	95.9%	98.0%	96.4%
Number of working days	253	253	253	253	253	117	130

								Pro Forma
	Historical						Pro Forma	as Adjusted

	December 31,
						July 5,	July 5,	July 5,
	1998	1999	2000	2001	2002	2003	2003(7)	2003(8)

						(unaudited)	(unaudited)	(unaudited)

	(in thousands)
Balance Sheet Data (at period end):
Cash and cash equivalents	$1,212	$409	$215	$187	$7,350	$1,654	$1,654
Net property and equipment	76,010	124,244	143,445	139,954	126,751	119,825	119,825
Total assets	119,580	177,013	198,065	195,877	196,401	192,301	196,426
Long-term debt, capital leases, and related party financing, including current portion	48,598	92,276	112,727	111,270	103,054	103,470	107,405
Stockholders’ equity	23,692	30,406	35,577	23,302	30,374	28,190	15,987

(1)	Our fiscal year end is December 31. From inception through December 31, 2002, our first three fiscal quarters consisted of 12 weeks each, and our fourth fiscal quarter consisted of 16 weeks. Commencing January 1, 2003, our fiscal year consists of four quarters, each with 13 weeks. As a result, the twenty-four weeks ended June 15, 2002, had 117 working days, while the twenty-six weeks ended July 5, 2003, had 130 working days.

(2)	In 1998, we elected to be treated as an S corporation for federal income tax purposes. An S corporation passes through essentially all taxable earnings and losses to its stockholders and does not pay federal income taxes at the corporate level. Historical income taxes consist mainly of state income taxes. Contemporaneously with the closing of this offering, we will convert into a C corporation. For comparative purposes, we have included a pro forma (provision) benefit for income taxes assuming we had been taxed as a C corporation in all periods when our S corporation election was in effect. In June 2002, we reversed approximately $1.8 million of tax reserves which were originally recorded in 1998 when we elected to be treated as an S corporation. The $1.8 million tax benefit has been excluded for purposes of presenting pro forma C corporation income taxes.

(3)	EBITDA represents earnings from continuing operations before interest, taxes, depreciation, and amortization. EBITDA is presented because we believe it is frequently used by investors, securities analysts, and other interested parties in the evaluation of companies in our industry. Specifically, we believe that these parties use EBITDA to analyze and compare the operating performance of companies operating within the same industry or to compare the operating performance of companies with that of their competitors. Other companies in our industry may calculate EBITDA differently than we do. Therefore, EBITDA is not necessarily comparable to similarly titled measures of these companies. EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States of America and should not be considered as an alternative to cash flows from operating activities as a measure of liquidity or an alternative to operating earnings as indicators of our operating performance or any other measures of performance derived in accordance with accounting principles generally accepted in the United States of America.

EBITDA is calculated in the following manner for each of the periods presented:

						Twenty-four	Twenty-six
						Weeks	Weeks
	Year Ended December 31,					Ended	Ended
						June 15,	July 5,
	1998	1999	2000	2001	2002	2002(1)	2003(1)

						(unaudited)

				(in thousands)
Earnings (loss) from continuing operations	$8,934	$8,440	$7,781	$(3,592)	$8,542	$1,285	$2,509
Add interest expense	4,574	7,286	8,768	8,208	7,975	3,978	4,596
Add (subtract) income taxes (benefit)	5,483	421	402	(119)	(1,412)	(1,815)	129

						Twenty-four	Twenty-six
						Weeks	Weeks
	Year Ended December 31,					Ended	Ended
						June 15,	July 5,
	1998	1999	2000	2001	2002	2002(1)	2003(1)

						(unaudited)

				(in thousands)
Add depreciation and amortization	7,524	12,979	18,980	21,241	17,974	8,368	8,556

EBITDA	$26,515	$29,126	$35,931	$25,738	$33,079	$11,816	$15,790

(4)	Includes $0.8 million of capital expenditures in 2002 attributable to the operations of Central Refrigerated which we divested on December 31, 2002. See “Acquisition and Disposition of Operations of Central Refrigerated.”

(5)	Average revenue we receive for transporting 100 pounds of freight.

(6)	Operating expenses as a percentage of operating revenues.

(7)	Adjusted to reflect: (a) the payment of a distribution to our pre-offering stockholders, estimated to be approximately $4.2 million at the time of this offering, which represents an amount equal to our estimated S corporation accumulated adjustments account; (b) the reclassification of remaining retained earnings to additional paid-in capital upon conversion from an S corporation to a C corporation contemporaneously with this offering; (c) the establishment of net current deferred tax assets of approximately $4.1 million and net long-term deferred tax liabilities of approximately $12.4 million upon our conversion to a C corporation; and (d) an $8.3 million charge to earnings related to a payment of $8.3 million due to Central Refrigerated upon consummation of this offering, which will be more than offset by receipt of an approximately $8.6 million receivable due from Jerry Moyes, our Chairman and principal stockholder and the owner of Central Refrigerated.

(8)	Adjusted to reflect: (a) the pro forma adjustments listed in note 7 above; (b) the sale of shares of common stock at an assumed public offering price of $ per share by us in this offering; and (c) the application of a portion of our net proceeds to repay outstanding indebtedness as set forth in “Use of Proceeds.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis together with our financial statements, including the notes and the other financial information appearing elsewhere in this prospectus. The following discussion includes forward-looking statements. For a discussion of important factors that could cause actual results to differ from results discussed in the forward-looking statements, see “Special Note Regarding Forward-Looking Statements.”

General

      We are one of the ten largest regional LTL carriers in the United States based on revenues, generating approximately $371.4 million in revenue during 2002. In our operations, we pick up and deliver multiple shipments for multiple customers on each trailer. In 2002, most of our business was concentrated in our core Southwest region, which is anchored by Texas and California, two of the nation’s three largest state economies.

      The history of the name Central Freight Lines and its franchise dates back to 1925, when Central Freight Lines was founded in Waco, Texas and served the intrastate Texas LTL market for decades. Our company began its operations effective June 30, 1997, when our Chairman of the Board, Jerry Moyes, organized our company and acquired the Central Freight Lines name, terminal network, and physical assets from the Southwestern Division of Viking Freight Lines, whose corporate group acquired our predecessor in 1993. We primarily compete with regional LTL carriers and to a lesser extent with long haul and truckload carriers, railroads, and overnight delivery companies. Our major competitors within the regional LTL industry include certain regional operating subsidiaries of CNF Inc., USF Corporation, and SCS Transportation, Inc.

      We grew substantially between our first full year of operation in 1998 and 2001, but our operating results were less than we desired and we experienced an operating loss during 2001. Over the past eighteen months, we have assembled a new senior management team and began executing a strategic plan designed to increase the efficiency of our operations and expand our geographic territory. We focused on streamlining our terminal network, routing freight efficiently through that network, improving our freight mix through a comprehensive yield management program, and applying our dynamic resource planning process to our operations. Our improved efficiency has helped to free up hundreds of our existing tractors, trailers, and loading doors, which are now available for additional freight without further capital expenditure. Because our dynamic resource planning process has only been partially applied in our freight movement process, we believe that our strategic plan affords us the opportunity for continued margin improvement and revenue growth in the future.

      Our profitability, as measured by operating ratio, has recovered from a negative trend that resulted in an operating ratio of 100.4% for the fourth quarter of 2001 and 100.6% for the first quarter of 2002. Since then, our profitability has improved substantially, and we achieved an operating ratio of 96.4% for the twenty-six weeks ended July 5, 2003. Our results for the twenty-six weeks ended July 5, 2003, included several items that we consider to be unusual. During the 2003 period, we recorded an aggregate of $3.8 million in increases to our insurance reserves for accident, workers’ compensation, and other liabilities arising prior to 2003 ($1.8 million of which related to two accidents that occurred in 2002). This compared to an accrual of $0.3 million relating to claims that arose in prior periods in that we accrued in the twenty-four weeks ended June 15, 2002. We recorded the increased accruals despite improvements in our rate of both accident claims and workers’ compensation claims during the 2003 period. We also amended a benefit plan to reduce our future obligations. As a result of this amendment, we recorded a curtailment gain of approximately $2.5 million in the 2003 period. In the aggregate, these items had a negative effect of approximately $1.0 million on our operating income in the twenty-six weeks ended July 5, 2003.

      In December 2002, we expanded service in a seven-state, Midwest region, establishing all-points coverage in six of these states. Our expenses for the twenty-six weeks ended July 5, 2003, reflect the costs of this Midwest expansion, primarily consisting of purchased transportation, employee training, and relocation expenses. We increased our use of purchased transportation in the Midwest region as a more efficient method of transporting freight in lanes where we do not yet have sufficient freight volume to profitably transport the freight in our own trucks. As we continue to develop our operations in the Midwest, we expect our purchased transportation costs to return to historical levels.

      We expect to initiate all-points service in a five-state, Northwest region in the second half of 2004. We believe the geographic breadth and lane characteristics of the Midwest operations caused substantially greater use of purchased transportation than we expect in our Northwest expansion. We believe the increased density of lanes in the Northwest, as compared to the Midwest, will allow us to use our own trucks to transport a greater percentage of freight into and out of the region, thus reducing our reliance on purchased transportation in that anticipated expansion.

Revenue

      Our operating revenues vary with the revenue per hundredweight we charge to customers and the volume of freight we transport. From our first full year of operation in 1998 to 2001, our revenue grew from approximately $276.3 million to approximately $395.7 million, a compounded annual growth rate of 13%. Our growth resulted from a combination of internal growth, geographic expansion, and our acquisitions of two LTL carriers that expanded our presence in California, Arizona, and Nevada.

      Following the arrival of our new management team in early 2002, we closed approximately 25% of our then existing terminals and implemented a yield management process intended to eliminate freight that did not generate sufficient returns. As a result of these efforts, our revenues decreased $24.3 million, or 6.1%, from $395.7 million for 2001 to approximately $371.4 million in 2002, but revenue derived from the resulting improved freight portfolio began to increase in the latter part of 2002 and in 2003. For the twenty-six weeks ended July 5, 2003, our revenue per day increased to $1.53 million, or 5.5%, from $1.45 million for the twenty-four week period in 2002. While we will continue evaluating our freight mix and eliminating less profitable freight, we expect that our revenue growth will continue in 2003 and 2004 due to increased volume and yield in our core region, our Midwest expansion, and our planned Northwest expansion.

      Revenue per hundredweight measures the rates we receive from customers and varies with the type of goods being shipped and the distance these goods are transported. Although our overall revenue decreased from 2001 to 2002, our LTL revenue per hundredweight increased approximately 10.3% from $10.05 in the twenty-four weeks ended June 15, 2002, to $11.09 in the twenty-six weeks ended July 5, 2003, as we implemented our yield management program. Volume depends on the number of customers we have, the amount of freight those customers ship, geographic coverage, and the general economy. Our total tonnage decreased by 11.2% from 2001 to 2002, due in large part to reductions resulting from our yield management program.

      Historically, most of our revenue has been generated from transporting LTL shipments from customers within our operating region. In 2002, approximately 12.9% of our revenue was derived from shipments that originated or terminated in regions outside our network, where a portion of the freight movement was handled by another carrier. Most of this revenue was obtained from carriers with which we maintain transportation alliances. Revenue from alliances may increase or decrease based on a variety of factors, including our expansion into territories now served by our alliance carriers. We do not recognize the portion of revenue that relates to the portion of shipments hauled by our alliance partners. In addition to transportation revenue, we also recognize revenue from fuel surcharges we receive from our customers when the national average diesel fuel price published by the U.S. Department of Energy exceeds prices listed in our contracts and tariffs.

Operating Expenses

      Our major expense categories can be summarized as follows:

      Salaries, wages, and benefits. This category includes compensation for our employees, health insurance, workers’ compensation, 401(k) plan contributions, and other fringe benefits. These expenses will vary depending upon several factors, including our efficiency, our experience with health and workers’ compensation claims, and increases in health care costs. Salaries, wages, and benefits also include the non-

cash expense associated with stock options granted to several of our executives that had exercise prices that were determined to be below fair market value. This non-cash compensation expense is expected to amount to approximately $238,000 annually through June of 2007. During 2002, we reduced our administrative, management, dock, and driver workforce substantially as a result of streamlining our terminal network and re-routing freight patterns. This resulted in a substantial reduction in salaries, wages, and benefits both in dollar amount and as a percentage of revenue. We believe additional efficiencies are possible as a percentage of revenue, although we do not expect the same level of improvement in future periods.

      Purchased transportation. This category primarily consists of the payments we make to third parties to handle a portion of a freight movement for us. The largest category is outsourced linehaul movements, where we contract with truckload carriers to move our freight between origin and destination terminals. Swift Transportation has been our largest provider of outsourced linehaul service. See “Management — Compensation Committee Interlocks and Insider Participation” and “Certain Relationships and Related Transactions.” Purchased transportation also includes outsourced pick-up and delivery service when we use alternative providers to service areas where we lack the terminal density to provide economical service.

      Operating and general supplies and expenses. This category includes fuel, repairs and maintenance, tires, parts, general and administrative costs, office supplies, operating taxes and licenses, communications and utilities, and other general expenses. Repairs and maintenance, fuel, tires, and parts expenses vary with the age of equipment and the amount of usage. We have a fuel surcharge program that enables us to recover a significant portion of fuel price increases.

      Insurance and claims. This category includes the cost of insurance premiums and the accruals we make for claims within our self-insured retention amounts, primarily for personal injury, property damage, physical damage to our equipment, and cargo claims. These expenses will vary primarily based upon the frequency and severity of our accident experience and the market for insurance.

      Building and equipment rentals. This category consists mainly of payments to unrelated third parties under terminal leases and payments to related parties for eight terminals leased under operating leases.

      Depreciation and amortization. This category relates to owned assets, assets under capitalized leases, and the 32 properties we lease from Southwest Premier that are considered to be a financing arrangement. Our total occupancy cost for these properties has increased as a result of new leases. See “Management — Compensation Committee Interlocks and Insider Participation” and “Certain Relationships and Related Transactions.”

Discontinued Operations of Central Refrigerated

      In 2002, Central Refrigerated, a refrigerated truckload carrier, was formed to acquire certain assets from the bankruptcy estate of Simon Transportation. The goal was to obtain certain efficiencies for the refrigerated business, such as decreased insurance costs, in the period immediately following the acquisition. The acquisition closed, and the operations of Central Refrigerated began, on April 22, 2002. In preparing for this offering, we determined that it was advisable to divest Central Refrigerated in order to focus on our LTL growth strategy and devote our capital resources to our LTL operations. Effective December 31, 2002, ownership of Central Refrigerated was transferred to Jerry Moyes and one of his affiliates, and Central Refrigerated ceased to be our subsidiary. See “Acquisition and Disposition of Central Refrigerated Operations.”

      Financial information for Central Refrigerated, and its predecessor operations as part of Simon Transportation, is presented in this prospectus as required under applicable accounting rules. However, Central Refrigerated is no longer part of our company, and we will not participate in any revenues or operations of Central Refrigerated. In our consolidated financial statements for the year ended December 31, 2002, and the twenty-four weeks ended June 15, 2002, the financial results of Central Refrigerated are considered as discontinued operations for accounting purposes. As part of the divestiture of Central Refrigerated we also agreed to make a payment of $8.3 million to Central Refrigerated upon consummation of this offering. See “Acquisition and Disposition of Operations of Central Refrigerated.”

Related Party Terminal Leases

      We lease 31 active terminals, ten dormant terminals, and a salvage facility in Waco from related parties. The aggregate rent for these properties was approximately $4.7 million in 2002, $4.5 million in 2001, and $4.4 million in 2000. We believe the rent on certain of these properties had been below fair market value and agreed to increase the aggregate rent to an annual rate of approximately $7.4 million effective February 20, 2003. We are actively seeking to sublease or arrange for the sale of the dormant terminals. See “Management — Compensation Committee Interlocks and Insider Participation” and “Certain Relationships and Related Transactions.”

S Corporation Status and Dividend

      Prior to this offering, we have operated as an S corporation for federal income tax purposes. An S corporation passes through essentially all taxable income and losses to its stockholders and does not pay federal income taxes at the corporate level. For comparative purposes, we have included a pro forma provision for income taxes showing what those taxes would have been had we been taxed as a C corporation in all periods our S corporation election was in effect. The pro forma provision for income taxes does not reflect the approximately $8.3 million non-cash charge for recognition of deferred income taxes we will record for financial reporting purposes when we convert from an S corporation to a C corporation contemporaneously with the closing of this offering. At such time, we expect to pay an approximately $4.2 million distribution to our pre-offering stockholders, which represents an amount equal to our estimated S corporation accumulated adjustments account. You will not receive any part of this dividend.

Change in Fiscal Quarters

      Our fiscal year ends on December 31. From inception through December 31, 2002, our first three fiscal quarters consisted of 12 weeks each, and our fourth fiscal quarter consisted of 16 weeks. Commencing January 1, 2003, our fiscal year consists of four quarters, each with 13 weeks. This change in accounting periods will not affect the comparability of year end financial results included in this prospectus. The change will, however, affect comparisons of periods less than a full year, including the comparison of results for the interim periods ended June 15, 2002, and July 5, 2003. Each of our first three quarters in 2003 and beyond includes one additional week, and our fourth quarter in 2003 and beyond will include three fewer weeks, as compared to previous years.

Results of Operations

      The table below sets forth the percentage relationship of the specified items to operating revenues for the periods indicated.

					Twenty-six
				Twenty-four	Weeks
	Year Ended December 31,			Weeks Ended	Ended
				June 15,	July 5,
	2000	2001	2002	2002	2003

				(unaudited)
Operating revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Salaries, wages, and benefits	58.4	58.8	56.2	58.2	54.2
Purchased transportation	9.8	12.5	13.4	13.6	14.9
Operating and general supplies and expenses	18.0	17.3	16.3	16.3	17.6
Insurance and claims	2.8	3.6	3.8	3.6	4.2
Building and equipment rentals	1.1	1.3	1.4	1.4	1.2
Depreciation and amortization	5.2	5.4	4.8	4.9	4.3

Total operating expenses(1)	95.3	98.9	95.9	98.0	96.4

Operating earnings	4.7	1.1	4.1	2.0	3.6
Interest expense	2.4	2.0	2.2	2.3	2.3

Earnings (loss) from continuing operations before income taxes	2.3	(0.9)	1.9	(0.3)	1.3

Income tax (expense) benefit	(0.1)	0.0	0.4	1.1	0.0

Earnings (loss) from continuing operations	2.2	(0.9)	2.3	0.8	1.3

Earnings from discontinued operations, net of tax expense	—	—	—	0.5	—

Net earnings (loss)	2.2%	(0.9)%	2.3%	1.3%	1.3%

Pro Forma C Corporation Data:
Historical earnings (loss) from continuing operations	2.3%	(0.9)%	1.9%	(0.3)%	1.3%
Pro forma (provision) benefit for income taxes attributable to continuing operations(2)	(0.9)	0.2	(0.7)	0.1	(0.5)

Pro forma earnings (loss) from continuing operations(2)	1.4%	(0.7)%	1.2%	(0.2)%	0.8%

(1)	Total operating expenses as a percentage of operating revenues, as presented in this table, is also referred to as operating ratio.

(2)	Benefit (provision) for federal income taxes and net earnings (loss) as if we were a C corporation for tax purposes for all periods.

Comparison of Twenty-Four Weeks Ended June 15, 2002, to Twenty-Six Weeks Ended July 5, 2003

      Working days. The twenty-four week period ended June 15, 2002, contained 117 working days and the twenty-six week period ended July 5, 2003, contained 130 working days, an increase of 11.1%. The difference in working days directly affected our revenue and expenses generally by increasing them in the twenty-six week 2003 period in comparison to the twenty-four week 2002 period. Accordingly, we recommend that you compare our results of operations by changes in revenue per working day and changes to expenses as a percentage of revenue.

      Operating revenues. Operating revenues increased $29.0 million, or 17.1%, from $170.0 million for the 2002 period to $199.0 million for the 2003 period. The increase in operating revenues was attributable to an increase in working days, and a 5.5% increase in revenue per working day from $1.45 million in the 2002 period to $1.53 million in the 2003 period. The increase in revenue per working day was attributable primarily to a 10.3% increase in LTL revenue per hundredweight from $10.05 in the 2002 period to $11.09 in the 2003 period and to an increase in fuel surcharge revenue per working day. The overall increase in revenue per working day was partially offset by an 8.7% decrease in total tonnage per working day. As a result of our yield improvement efforts, we eliminated less profitable freight and, where possible, replaced it with more profitable loads. Total tonnage increased 14,760 tons, or 1.5%, from 1,017,352 tons in the 2002 period to 1,032,112 tons in the 2003 period. Our Midwest expansion contributed to our overall increase in revenues.

      Salaries, wages, and benefits. Salaries, wages, and benefits increased $8.8 million, or 8.9%, from $99.0 million for the 2002 period to $107.8 million for the 2003 period. The increase in salaries, wages, and benefits resulted primarily from an increase in working days, rising medical costs, the costs of additional sales personnel, and the costs of additional employees and relocation expenses incurred in connection with our Midwest expansion. We also implemented a general wage increase at the end of July 2002, which increased payroll 2.4% from July 2002 to August 2002. In addition to these factors, salaries, wages, and benefits expense for the 2003 period also included a $1.6 million increase to our workers’ compensation reserves for claims that arose prior to 2003, compared with a $0.3 million increase to such reserves for prior period claims recorded in the 2002 period. These factors partially offset a decrease in the total number of employees resulting from our management initiatives and a $2.5 million gain relating to a reduction of our obligations under a benefit plan. As a percentage of operating revenues, salaries, wages, and benefits decreased from 58.2% for the 2002 period, to 54.2% for the 2003 period.

      Purchased transportation. Purchased transportation increased $6.6 million, or 28.6%, from $23.1 million for the 2002 period to $29.7 million for the 2003 period. The increase in purchased transportation resulted primarily from an increase in working days and our Midwest expansion. Because of the geographic breadth and lane characteristics of that particular expansion effort, we used third party contractors for a significant portion of our shipments. We expect our use of contractors in the Midwest to decrease beginning in the third quarter of 2003. As a percentage of operating revenues, purchased transportation increased from 13.6% for the 2002 period to 14.9% for the 2003 period.

      Operating and general supplies and expenses. Operating and general supplies and expenses increased $7.2 million, or 26.0%, from $27.7 million for the 2002 period, to $34.9 million for the 2003 period. The increase in operating and general supplies and expenses resulted primarily from an increase in working days. As a percentage of operating revenues, operating and general supplies and expenses increased from 16.3% for the 2002 period to 17.6% for the 2003 period, primarily because the average price per gallon of diesel fuel was 22.5% higher during the 2003 period as compared to the 2002 period.

      Insurance and claims. Insurance and claims increased $2.4 million, or 40.0%, from $6.0 million for the 2002 period to $8.4 million for the 2003 period. The increase in insurance and claims expense resulted primarily from an increase in working days and the accrual of $2.2 million in estimated liabilities for claims that arose prior to 2003 ($1.8 million of which related to two accidents in 2002), compared with no increase in such reserves for prior period claims recorded in the 2002 period. As a percentage of operating revenues, insurance and claims increased from 3.6% for the 2002 period to 4.2% for the 2003 period.

      Building and equipment rentals. Building and equipment rentals remained essentially constant at $2.4 million for the 2002 period and the 2003 period. As a percentage of operating revenues, building and equipment rentals decreased slightly from 1.4% for the 2002 period to 1.2% for the 2003 period.

      Depreciation and amortization. Depreciation and amortization expense increased approximately $0.2 million, or 2.4%, from $8.4 million for the 2002 period to $8.6 million for the 2003 period, as a result of increased working days, offset in part by a change in the estimated useful lives of our revenue equipment. In January 2003, we increased useful lives of trailers from twelve to fifteen years and reduced salvage values from 5% to 0%. We also increased useful lives of tractors from a seven-to-ten year range to a uniform ten years and reduced salvage values from 5% to 0%. As a percentage of operating revenues, depreciation and amortization decreased from 4.9% for the 2002 period to 4.3% for the 2003 period.

      Operating ratio. As a result of the foregoing, our operating ratio improved from 98.0% for the 2002 period to 96.4% for the 2003 period.

      Interest expense. Interest expense increased $0.6 million, or 15.0%, from $4.0 million for the 2002 period to $4.6 million for the 2003 period. As a percentage of operating revenues, interest expense remained constant at 2.3% for both the 2002 and the 2003 periods. Our average debt balances decreased from $109.5 million in the 2002 period to $103.3 million in the 2003 period, and our average interest rates increased from 6.61% in the 2002 period to 7.13% in the 2003 period resulting from a February 20, 2003, adjustment to the rent payable for 26 of our properties leased from related parties under a financing arrangement. Our interest expense will increase as this rent increase becomes effective for full periods.

      As a result of the factors described above, (loss) earnings from continuing operations before income taxes were $(0.5) million for the 2002 period and $2.6 million for the 2003 period.

      As a result of the factors described above, pro forma (loss) earnings from continuing operations, assuming an effective tax rate of approximately 39% in each period, improved from $(0.3) million for the 2002 period to $1.6 million for the 2003 period.

      Our income tax expense (benefit) increased from a net tax benefit of $1.8 million for the 2002 period to a net tax expense of $(0.1) million for the 2003 period primarily due to the reversal of a $1.8 million reserve for the contingent expense that could have resulted from any tax assessments related to our election of S corporation tax status in 1998.

Comparison of Year Ended December 31, 2001 to Year Ended December 31, 2002

      Operating revenues. Operating revenues decreased $24.3 million, or 6.1%, from $395.7 million for 2001 to $371.4 million for 2002. The operating revenues decrease was primarily attributable to an overall decrease in tonnage, partially offset by an improvement in LTL revenue per hundredweight. These results were generated by our yield management efforts in 2002, which were designed to eliminate less profitable freight and, where possible, replace it with more profitable loads. Total tonnage decreased 268,736 tons, or 11.2%, from 2,388,816 tons in 2001 to 2,120,080 tons in 2002. LTL revenue per hundredweight increased 3.6%, from $10.06 in 2001 to $10.42 in 2002.

      Salaries, wages, and benefits. Salaries, wages, and benefits decreased $23.9 million, or 10.3%, from $232.7 million for 2001 to $208.8 million for 2002, primarily because in 2002 we closed approximately 25% of our then-existing terminals and reduced headcount by approximately 21% in the administrative, management, dock, and driver workforce. As a percentage of operating revenues, salaries, wages, and benefits decreased from 58.8% for 2001 to 56.2% for 2002.

      Purchased transportation. Purchased transportation increased $0.5 million, or 1.0%, from $49.4 million for 2001 to $49.9 million for 2002, primarily as the result of increased outsourcing of line-haul movements to third party carriers in an attempt to decrease the number of empty miles being driven. As a percentage of operating revenues, purchased transportation increased from 12.5% for 2001 to 13.4% for 2002.

      Operating and general supplies and expenses. Operating and general supplies and expenses decreased $7.8 million, or 11.4%, from $68.5 million for 2001 to $60.7 million for 2002. As a percentage of operating revenues, operating and general supplies and expenses decreased from 17.3% for 2001 period to 16.3% for 2002. The decrease in operating and general supplies and expenses resulted in part from a reduction in general and administrative expenses due to a smaller workforce in 2002.

      Insurance and claims. Insurance and claims decreased $0.2 million, or 1.4%, from $14.2 million for 2001 to $14.0 million for 2002, due primarily to a decrease in auto liability claims expense. As a percentage of operating revenues, insurance and claims increased slightly from 3.6% for 2001 to 3.8% for 2002, as a result of a decreased revenue base over which these costs were spread.

      Building and equipment rentals. Building and equipment rentals decreased $0.1 million, or 2.0%, from $5.1 million for 2001 to $5.0 million for 2002. As a percentage of operating revenues, building and office equipment rentals remained relatively constant at 1.3% and 1.4% for 2001 and 2002, respectively.

      Depreciation and amortization. Depreciation and amortization decreased $3.2 million, or 15.1%, from $21.2 million for 2001 to $18.0 million for 2002, primarily as a result of a change in the estimated useful lives of revenue equipment. In January 2002, we increased useful lives on trailers from seven years to twelve years and reduced salvage values from 10% to 5%. We also increased useful lives on pick-up and delivery tractors from seven to ten years and reduced salvage values on pick-up and delivery and line tractors from 10% to 5%. The effect of these actions on depreciation and amortization were partially offset, however, by a reduction of the useful lives of sleeper tractors from seven years to four years later in 2002. As a percentage of operating revenues, depreciation and amortization decreased from 5.4% for 2001 to 4.8% for 2002.

      Operating ratio. As a result of the foregoing, our operating ratio improved from 98.9% in 2001 to 95.9% in 2002.

      Interest expense. Interest expense decreased $0.2 million, or 2.4%, from $8.2 million for 2001 to $8.0 million for 2002. As a percentage of operating revenues, interest expense increased slightly from 2.0% for 2001 to 2.2% for 2002, as a result of a decreased revenue base over which these costs were spread. Although our average debt balances increased from $107.6 million for 2001 to $115.4 million for 2002, our average interest rates decreased from 7.21% in 2001, to 6.36% in 2002.

      As a result of the factors described above, (loss) earnings from continuing operations before income taxes improved from $(3.7) million for 2001 to $7.1 million for 2002. Pro forma (loss) earnings, assuming an effective tax rate of approximately 30% and 39% in 2001 and 2002, respectively, improved from $(2.6) million for 2001 to $4.3 million for 2002.

Comparison of Year Ended December 31, 2000 to Year Ended December 31, 2001

      Operating revenues. Operating revenues increased $33.1 million, or 9.1%, from $362.6 million for 2000 to $395.7 million for 2001. Total tonnage increased 4,176 tons, or 0.2%, from 2,392,992 tons in 2000 to 2,388,816 tons in 2001. One rate increase was effective as of August 21, 2000, while a second was effective as of August 6, 2001. LTL revenue per hundredweight increased 7.1% from $9.39 in 2000 to $10.06 in 2001

      Salaries, wages, and benefits. Salaries, wages, and benefits increased $20.9 million, or 9.9%, from $211.8 million for 2000 to $232.7 million for 2001. As a percentage of operating revenues, salaries, wages, and benefits increased from 58.4% for 2000 to 58.8% for 2001. Salaries increased by approximately $1.8 million because we started paying overtime to certain categories of employees: pick-up and delivery drivers, dockworkers, and mechanics. We implemented a general wage increase on April 22, 2001, resulting in a 2.5% payroll increase from April 2001 to May 2001. In addition, group health expense increased $6.2 million due to a significant number of large claims and the rising cost of medical care. Workers compensation increased by $3.5 million due primarily to a higher level of claims incurred in 2001. All of these increases more than offset the $4.0 million of additional compensation expense we recorded in 2000 to reflect our purchases of stock from certain executives at a price above fair value during that year.

      Purchased transportation. Purchased transportation increased $13.9 million, or 39.2%, from $35.5 million for 2000 to $49.4 million for 2001, as a result of increased outsourcing of linehaul movements to third party carriers in an attempt to decrease the number of empty miles being driven. As a percentage of operating revenues, purchased transportation increased from 9.8% for 2000 to 12.5% for 2001.

      Operating and general supplies and expenses. Operating and general supplies and expenses increased $3.4 million, or 5.2%, from $65.1 million for 2000 to $68.5 million for 2001. As a percentage of operating revenues, operating and general supplies and expenses decreased from 18.0% for 2000 to 17.3% for 2001. The increase in operating and general supplies and expenses resulted from increases in repair and other operating costs due to the additional freight hauled to generate the additional revenue. Further, communication expenses increased by approximately $1.0 million due to a change from radios to an electronic paging system. General and administrative expenses also increased as a result of $0.5 million in union avoidance costs, increased legal and professional expenses, and increased travel and entertainment costs.

      Insurance and claims. Insurance and claims increased $4.0 million, or 39.2%, from $10.2 million for 2000 to $14.2 million for 2001 due primarily to an increase in auto and general liability expense. As a percentage of operating revenues, insurance and claims increased from 2.8% for 2000 to 3.6% for 2001.

      Building and equipment rentals. Building and equipment rentals increased $1.0 million, or 24.4%, from $4.1 million for 2000 to $5.1 million for 2001, due primarily to increased rent expense on new terminals in New Orleans and Kansas City, as well as a new computer lease. As a percentage of operating revenues, building and office equipment rents increased slightly from 1.1% in 2000 to 1.3% in 2001.

      Depreciation and amortization. Depreciation and amortization increased $2.2 million, or 11.6%, from $19.0 million for 2000 to $21.2 million for 2001. As a percentage of operating revenues, depreciation and amortization increased slightly from 5.2% for 2000 to 5.4% for 2001. The increase in 2001 resulted from a newer and larger fleet being depreciated as the fleet upgrade continues.

      Operating ratio. As a result of the foregoing, our operating ratio increased from 95.3% in 2000 to 98.9% in 2001.

      Interest expense. Interest expense decreased $0.6 million or 6.8%, from $8.8 million in 2000 to $8.2 million in 2001. As a percentage of operating revenues, interest expense decreased from 2.4% in 2000 to 2.0% in 2001. Our average debt balances increased slightly from $106.0 million in 2000 to $107.6 million in 2001, while our average interest rates decreased from 7.61% in 2000 to 7.21% in 2001.

      As a result of the factors described above, earnings (loss) from continuing operations before income taxes declined from $8.2 million in 2000 to $(3.7) million 2001. Pro forma earnings (loss), assuming an effective tax rate of approximately 40% in 2000 and 30% in 2001, decreased from $4.9 million for 2000 to $(2.6) million for 2001.

Liquidity and Capital Resources

      Our business requires substantial, ongoing capital investments, particularly to replace revenue equipment such as tractors and trailers. In addition, our implementation of dynamic resource planning throughout our operations and our planned Northwest expansion are expected to involve additional expenses, such as the costs of added employees, relocation costs for existing employees and equipment, increased building and equipment rentals, and increased purchased transportation expense. Our primary sources of liquidity have been cash from operations, secured borrowings, and a real estate financing transaction with a related party.

      We believe the net proceeds from this offering, cash generated from operations, borrowings under credit facilities, and capitalized lease arrangements on equipment will be sufficient to fund our operations at least through the end of 2004.

      Net cash provided by operating activities was approximately $15.3 million and $0.3 million for the twenty-four weeks ended June 15, 2002, and the twenty-six weeks ended July 5, 2003, and $20.2 million, $29.1 million, and $35.2 million for the years ended December 31, 2000, 2001, and 2002, respectively. Our accounts receivable increased $4.0 million during 2000, $3.6 million during 2001, and $4.0 million during 2002, $1.8 million during the twenty-four weeks ended June 15, 2002, and $8.1 million during the twenty-six weeks ended July 5, 2003. The average age of our accounts receivable was 48.3 days for the year ended December 31, 2000, 44.9 days for the year ended December 31, 2001, 46.9 days for the year ended December 31, 2002, 43.8 days for the twenty-four weeks ended June 15, 2002, and 50.5 days for the twenty-six weeks ended July 5, 2003.

      Net cash used in investing activities was approximately $5.8 million and $1.6 million for the twenty-four weeks ended June 15, 2002, and the twenty-six weeks ended July 5, 2003, and approximately $16.3 million, $16.5 million, and $8.8 million for the years ended December 31, 2000, 2001, and 2002, respectively. These expenditures were financed with long-term debt and cash flows from operations. Our capital expenditures were approximately $6.0 million in 2002, and $1.9 million in the twenty-six weeks ended July 5, 2003. Our budget for capital expenditures, without giving effect to any offset from sales or trades of equipment, is approximately $15.1 million in 2003, of which approximately $1.9 million has been expended as of July 5, 2003, and approximately $29.1 million in 2004. We expect to increase our capital expenditures from 2003 to 2004 as part of a plan to replace a greater amount of revenue equipment and decrease the average age of our fleet. We expect our capital expenditures to consist primarily of the acquisition of new tractors and trailers. We expect to pay for the projected capital expenditures with a portion of the proceeds from this offering, borrowings under our credit facilities, and cash flows from operations. Our capital expenditure budget excludes the effect of any acquisitions.

      Net cash used in financing activities was approximately $1.6 million and $4.4 million for the twenty-four weeks ended June 15, 2002, and the twenty-six weeks ended July 5, 2003, and approximately $4.1 million, $12.6 million, and $19.2 million for the years ended December 31, 2000, 2001, and 2002, respectively.

      At July 5, 2003, we had outstanding long-term obligations of approximately $103.5 million. The following chart reflects the outstanding amounts by category:

Securitization facility	$30.5 million
Revolving facility	2.4 million
Equipment notes payable	18.0 million
Capital lease obligations	29.1 million

Total long-term debt	80.0 million
Related party financing	23.5 million

Total	$103.5 million

      On April 30, 2002, we entered into a $40.0 million revolving accounts receivable securitization facility with Three Pillars Funding Corporation and a revolving credit facility with SunTrust Bank. Under the securitization facility, we can borrow up to $40.0 million, subject to eligible receivables. We pay commercial paper interest rates plus an applicable margin on amounts borrowed. Interest is generally payable monthly. The securitization facility includes certain restrictions and financial covenants. As of July 5, 2003, borrowings outstanding under the securitization facility were $30.5 million with a weighted average interest rate of 2.24%. Under the securitization facility, we pay a commitment fee equal to 0.2% per year of 102% of the facility limit minus the aggregate outstanding principal balance, as well as an administrative fee equal to 0.15% per annum of the uncommitted balance. At July 5, 2003, we had $1.7 million available under the securitization facility.

      Under our revolving facility, we can borrow up to $19.0 million, secured by certain revenue equipment. The revolving facility accrues interest at either a variable base rate equal to the bank’s prime lending rate or at a variable rate equal to LIBOR plus 175 basis points. Interest is payable in periods from one to three months at our option. We are subject to certain financial and nonfinancial covenants under this facility. As of July 5, 2003, we had $2.4 million in borrowings and $13.7 million in letters of credit outstanding under the revolving facility. We pay a commitment fee equal to 0.25% per annum on the daily unused revolving facility as well as a letter of credit fee equal to 1.75% per annum on the average daily amount of the letters of credit. The maturity date of the revolving facility is October 31, 2004. At July 5, 2003, we had $2.9 million available for borrowing under the revolving facility.

      Our revolving credit facility contains certain financial covenants including covenants regarding minimum tangible net worth, EBITDA, and leverage ratio. We were in compliance with these covenants at July 5, 2003, and are in compliance with these covenants as of the date of this prospectus.

      We have entered into a number of note agreements with a third party to acquire equipment for use in our operations. The outstanding principal balance of these notes was $18.0 million at July 5, 2003. These notes have fixed interest rates ranging from 6.75% to 8.90% and mature at various dates through July 2006. These notes require monthly principal and interest payments through maturity and are secured by the equipment acquired.

      In 1998, we entered into an agreement with Southwest Premier Properties L.L.C., for the sale and leaseback of the land, structures, and improvements of 36 terminal properties and one additional property in Waco, Texas. The sale price for the properties was approximately $27.8 million in 1998. For financial accounting purposes, the lease for these properties is accounted for in our consolidated financial statements as a financing arrangement. Consequently, the related land, structures, and improvements remain on our consolidated balance sheet. The annual lease payments are reflected as a cost of the financing and recorded as interest expense. In February 2003, the lease covering these properties was extended. In addition, the annual rental amount on active terminal properties was adjusted to reflect agreed market values. The annual rental amount was increased from $4.4 million to $7.2 million. The rent will be adjusted upward after five years to reflect any increase in interest rates between February 2003 and February 2008. See “Management — Compensation Committee Interlocks and Insider Participation” and “Certain Relationships and Related Transactions.” The following table summarizes our significant contractual obligations and commercial commitments as of December 31, 2002.

	Payments Due by Period (in thousands)

		Less than			After 5
	Total	1 Year	1-3 Years	4-5 Years	Years

Contractual obligations
Long-term debt	$47,645	$7,311	$40,334	—	—
Capital lease obligations	31,866	5,511	13,421	$12,357	$577
Related party real estate financing	23,543	—	—	—	23,543
Operating lease obligations	13,884	4,290	5,333	3,537	724

Total	$116,938	$17,112	$59,088	$15,894	$24,844

	Amount of Commitment Expiration per Period
	(in thousands)

		Less than			After 5
	Total	1 Year	1-3 Years	4-5 Years	Years

Other commercial commitments
Standby letters of credit	$11,125	—	$11,125	—	—

      From time to time we experience a working capital deficit. This is common to many trucking companies that expand by financing revenue equipment purchases. When we finance revenue equipment through borrowing, a portion of the indebtedness is categorized as a current liability, although the revenue equipment is classified as a long-term asset. Consequently, each purchase of financed revenue equipment decreases working capital. We had a working capital (deficit) surplus of $(1.7) million at December 31, 2000, $(4.9) million at December 31, 2001, $4.2 million at December 31, 2002, and $9.3 million at July 5, 2003. We believe our working capital deficits have had little impact on our liquidity.

Off-Balance Sheet Arrangements

      Certain of our terminals and revenue equipment are financed off-balance sheet through operating leases. As of July 5, 2003, 42 of our terminals, including eight owned by related parties, were subject to operating leases. Our contractual obligations under our operating leases are summarized in the table above. Because our growth strategy involves expanding into additional regions initially through the operation of leased terminals, we expect that the size of these off-balance sheet obligations will increase as we continue our Midwest expansion and implement our anticipated Northwest expansion in the second half of 2004.

Quarterly Results of Operations

      The following table presents our unaudited operating results for the ten quarters ended July 5, 2003. In our opinion, all necessary adjustments (consisting only of normal recurring adjustments) have been included in the amounts stated below to present fairly the quarterly results when read in conjunction with our consolidated financial statements and notes, which are included elsewhere in this prospectus. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or for future periods. For 2001 and 2002, our fiscal year is divided into 13 four-week periods. The first three quarters consist of three periods each, and the fourth quarter consists of four periods. Commencing January 1, 2003, our fiscal year consists of four quarters, each with 13 weeks.

	Quarter Ended

	Mar. 24,	June 16,	Sept. 8,	Dec. 31,	Mar. 23,	June 15,	Sept. 7,	Dec. 31,	Apr. 5,	July 5,
	2001	2001	2001	2001	2002(2)	2002(3)	2002	2002	2003(4)	2003(5)

	(unaudited)
	(in thousands, except per share data)
Operating revenues	$85,473	$93,449	$96,484	$120,296	$83,099	$86,927	$86,361	$115,058	$98,802	$100,150
Operating earnings (loss)	824	3,034	1,164	(525)	(501)	3,949	4,478	7,179	5,989	1,245
(Loss) earnings from continuing operations	(1,276)	1,054	(678)	(2,692)	(2,141)	3,426	2,763	4,494	3,814	(1,305)
Earnings (loss) from discontinued operations	—	—	—	—	—	982	(288)	(694)	—	—
Net (loss) earnings(1)	(1,276)	1,054	(678)	(2,692)	(2,141)	4,408	2,475	3,800	3,814	(1,305)
Pro forma data:(1)
Pro forma income tax benefit (expense)	394	(325)	209	830	886	(1,082)	(1,020)	(1,565)	(1,560)	531
Pro forma net (loss) earnings	(924)	763	(491)	(1,951)	(1,386)	1,694	1,594	2,447	2,440	(831)
Pro forma net (loss) earnings per share:
Basic	$(0.08)	$0.07	$(0.04)	$(0.18)	$(0.13)	$0.16	$0.15	$0.23	$0.22	$(0.08)

Diluted	$(0.08)	$0.07	$(0.04)	$(0.18)	$(0.13)	$0.14	$0.13	$0.19	$0.20	$(0.08)

(1)	We have elected S corporation status under which federal income tax attributes flow directly to stockholders. Accordingly, income tax expenses recorded by us reflect state income taxes. Pro forma net (loss) earnings has been adjusted to reflect the application of federal income taxes.

(2)	In the first quarter of 2002, we recorded restructuring expenses of approximately $725,000, which represents the costs to close 21 terminals.

(3)	In the second quarter of 2002, we reversed approximately $1.8 million of tax reserves related to the sale of certain property in 1998. This amount was reversed because the risk of a tax assessment had ended, and the reserve for the related expense was no longer required.

(4)	In the first quarter of 2003, we recorded a $2.5 million gain as a result of amending our defined benefit health plan, which reduced the benefits provided to retirees.

(5)	In the second quarter of 2003, we recorded a $3.8 million increase in our claims accrual related to accident, workers’ compensation, and other claims (including $1.8 million related to two accidents that occurred in 2002) in which the underlying events occurred prior to 2003.

Critical Accounting Policies

      We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financials statements.

      Revenue Recognition. Operating revenue is recognized upon delivery of the related freight, as is fuel surcharge revenue. In 2002, approximately 12.9% of our revenue was derived from shipments that originated or terminated in other regions, where a portion of freight movement was handled by another carrier. Most of this revenue was with carriers with which we maintain transportation alliances. We do not recognize revenue that relates to the portion of the shipment transported by our alliance partners.

      Insurance and Claims Accruals. We record insurance and claims accruals based upon our estimate of the ultimate total cost of claims, not covered by insurance, for bodily injury and property damage, cargo loss and damage, physical damage to our equipment, workers’ compensation, long-term disability, and group health, and post-retirement health benefits. Our estimates are based on our evaluation of the nature and severity of the claims and our past claims experience. We include an estimate for incurred but not reported claims. The estimated costs for bodily injury and property damage, cargo loss and damage, and physical damage to our equipment are charged to insurance and claims. The other estimated costs are charged to employee benefits expense.

      From June 28, 2000 to June 28, 2001, our self-insured retention for bodily injury and property damage, cargo loss and damage, and physical damage to our equipment was an aggregate $500,000 per occurrence. Effective June 28, 2001, we increased our self-insured retention to $1.0 million per occurrence.

      Our self-insured retention for workers’ compensation has been $1.0 million per occurrence since October 28, 2002. We also self-insure for all health claims up to $250,000 per occurrence. We expect our claims reserves to increase in future periods as a result of our higher self-insured retention.

      In the twenty-six week period ended July 5, 2003, we recorded an approximately $3.8 million increase in our claims accruals related to underlying events that occurred prior to 2003.

      In October 2002, we were forced to seek replacement excess insurance coverage after our insurance agent failed to produce proof of insurance on policies for which we had obtained binders as of July 15, 2002. We are not aware of any claims during the period between July and October 2002 that are expected to exceed the self-insured retention level we had at the time. For any claims arising during such period, that would exceed that level, we intend to pursue our legal rights against the insurance agent and its errors and omissions policy but we cannot assure you that such coverage will be available, in which case our financial results could be materially and adversely affected.

      Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts and revenue adjustments. Such allowances represent our estimate of accounts that will not ultimately be collected. Estimates used in determining this allowance are based on our historical collection experience, current trends, credit policy, and a percentage of our accounts receivable by aging category. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Quantitative and Qualitative Disclosures About Market Risk

      We are exposed to a variety of market risks, most importantly the effects of the price and availability of diesel fuel and changes in interest rates. To address the risk of high fuel prices, we maintain a fuel surcharge program. Fuel surcharge programs are well established in the industry and are broadly accepted by our customers. We believe our fuel surcharge program is effective at mitigating the risk of high fuel prices. Accordingly, we have not engaged in any fuel price hedging activities. Because fuel surcharges are based on the weekly national average price of diesel fuel and our operations are concentrated in the Southwest, there is some risk that the national average will not fully reflect regional fuel prices, particularly in California. We are highly dependent on adequate supplies of diesel fuel. If our supply were interrupted, for example as a result of war or hostile action against the United States or in fuel producing regions, we would be exposed to significant risks.

      Our market risk is also affected by changes in interest rates. Historically, we have used a combination of fixed rate and variable rate obligations to manage our interest rate exposure. Fixed rate obligations expose us to the risk that interest rates might fall. Variable rate obligations expose us to the risk that interest rates might rise. We did not have any interest rate swaps at July 5, 2003, although we may enter into such swaps in the future if we deem appropriate.

      Our variable rate obligations consist of our revolving line of credit and our accounts receivable securitization facility. Our revolving line of credit, provided there has been no default, carries a variable interest rate based on either the prime rate or LIBOR. Assuming borrowings equal to the $2.4 million drawn on the revolving line of credit at July 5, 2003, a one percentage point increase in the prime rate and LIBOR would increase our annual interest expense by $24,000. Our securitization facility carries a variable interest rate based on the commercial paper rate. Assuming borrowings equal to the $30.5 million drawn on the securitization facility at July 5, 2003, a one percentage point increase in commercial paper rates would increase our annual interest expense by $305,000.

Inflation

      Most of our expenses are affected by inflation, which generally results in increased operating costs. In response to fluctuations in the cost of petroleum products, particularly diesel fuel, we have implemented a fuel surcharge in our tariffs and contractual agreements. The fuel surcharge is designed to offset the cost of fuel above a base price and increases as fuel prices escalate over the base. We do not expect the net effect of inflation on our results of operations to be different from the effect on LTL carriers generally.

Seasonality

      We experience some seasonal fluctuations in freight volume. Historically, our shipments decrease during winter months and our operating expenses have been higher in the winter months due to decreased fuel efficiency and increased maintenance costs for our tractors and trailers in colder weather. Our southern operating region has lessened the seasonal impact of colder weather to some extent. Our expansion into the Midwest and planned expansion into the Northwest may increase our exposure to seasonal fluctuations in operating expenses.

Recent Accounting Pronouncements

      In May, 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which requires that certain financial instruments be presented as liabilities that were previously presented as equity or as temporary equity. Such instruments include mandatory redeemable preferred and common stock, and certain options and warrants. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and is generally effective at the beginning of the first interim period beginning after June 15, 2003. At this time, management estimates that the adoption of SFAS 150 will not have any impact on our consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123. SFAS No. 148 provides three alternative transition methods for companies that choose to adopt the fair value measurement provisions of SFAS No. 123 with respect to stock-based compensation. SFAS No. 148 also amends the disclosure requirements in SFAS No. 123. Other than the additional disclosure requirements that have been provided in the accompanying notes to the consolidated financial statements, SFAS No. 148 did not affect us, as we did not adopt the fair value measurement provisions of SFAS No. 123.

      In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. This interpretation addresses the disclosures to be made by a guarantor and requires a guarantor to recognize a liability for the fair value of a guarantee. In January 2003, FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. The adoption of FIN 45 and 46 did not have a significant impact on our consolidated financial statements.

      We adopted SFAS No. 142, Goodwill and Other Intangible Assets, on January 1, 2002. As of that date, goodwill is no longer amortized but is tested annually for impairment using a fair value approach. Pursuant to SFAS 142, Central has determined that, as of January 1, 2002, there has been no impairment to the carrying value of goodwill. See footnote 2(e) to the December 31, 2002, consolidated financial statements for further discussion.

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, that superseded SFAS No. 121 and APB Opinion No. 30. SFAS No. 144 provides guidance on differentiating between assets held and used, held for sale, and held for disposal other than by sale, and the required valuation of such assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. In June 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which is effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF No. 94-3 such liabilities were recognized at the commitment date of an exit plan. The adoption of SFAS No. 144 and SFAS No. 146 in 2002 did not have an impact on our consolidated financial statements.

      In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. These pronouncements did not have a significant impact on our consolidated financial statements.

OUR INDUSTRY

Overview of the Trucking Industry

      According to estimates made by the American Trucking Associations and Global Insight (formerly DRI-WEFA), the trucking industry in 2002 accounted for approximately $585 billion, or approximately 87% of total domestic freight transportation revenue. Trucks provide transportation services to virtually every industry operating in the United States and generally offer higher levels of reliability, shipment integrity, and speed than other surface transportation options. The trucking industry is highly competitive on the basis of service and price.

      The trucking industry includes both private fleets and “for hire” carriers. Private fleets consist of trucks owned and operated by shippers that move their own goods. “For hire” carriers include both truckload and less-than-truckload operations. Truckload carriers dedicate an entire trailer to one customer from origin to destination. LTL carriers pick up multiple shipments from multiple carriers on a single truck and then route the goods through terminals, or service centers, where freight may be transferred to other trucks with similar destinations for delivery. Truckload carriers typically transport shipments weighing more than 10,000 pounds, and LTL carriers typically transport shipments weighing less than 10,000 pounds.

      Competition within the trucking industry is increasingly affected by shipping patterns and consolidation. Large shippers are attempting to cut costs and streamline their transportation departments by concentrating their business with a small group of “core carriers.” These shippers seek large, financially stable companies that provide high quality service and have sufficient available capacity. The preferences and demands of large shippers make it increasingly difficult for smaller carriers to compete effectively. Consequently, the trucking industry has been consolidating over the past several years.

The LTL Industry

      According to the American Trucking Associations and Global Insight, the LTL industry generated approximately $58 billion of revenue in 2002, and LTL volume is forecasted to grow at an average rate of 3.1% per year through 2008. We estimate that in 2002 the ten largest LTL carriers generated approximately $17 billion in revenues, representing approximately 30% of the LTL industry.

      LTL carriers are generally categorized into three groups: regional, inter-regional, and national. Regional carriers typically have an average length of haul of 500 miles or less and primarily provide next-day or two-day service. Many regional carriers have non-union workforces. Inter-regional carriers typically have an average length of haul of 500 to 1,000 miles and primarily provide two- and three-day service. National carriers typically have an average length of haul greater than 1,000 miles and primarily provide three to five-day service. Most of the national carriers have unionized workforces.

      In general, the more freight an LTL carrier transports within a geographic area, the lower its per-shipment operating expenses. This is particularly true with respect to its pick-up and delivery operations, where increased freight volumes typically result in more shipments per stop, referred to as greater route density. As route density increases, an LTL carrier is able to pick-up and deliver more freight in fewer miles and with fewer stops, thereby improving customer service and lowering costs per shipment. Similarly, the more freight an LTL carrier hauls between two given terminals, referred to as lane density, the greater the opportunity to increase revenue per mile, minimize empty miles, improve customer service, and reduce costs from intermediate handling and reconsolidation.

      A major characteristic specific to many regional LTL carriers, including our company, is that their route density enables them to minimize the time-consuming and costly process of re-sorting freight at intermediate points. This re-sorting more frequently occurs in non-regional LTL operations. In our operations, for example, we transported approximately 73% of the freight that originates and terminates within our network from origin city to destination city without intermediate handling in 2002. Another key characteristic of many regional LTLs, including our company, is speed of service. Our management team believes that by delivering over 90% of our freight by the second day following pick-up, as we did in 2002, we gain a competitive advantage over non-regional LTL carriers.

      Inter-regional and national LTL carriers usually employ a series of hub-and-spoke terminals, which entail multiple cargo re-loadings and re-handlings. Although national and inter-regional LTL carriers typically have more total terminals than regional carriers, they may not, as is the case with our operations in our core region, have as many terminals in a given area as a leading regional carrier. We believe that high terminal density in a given region provides us with service and cost advantages and acts as a barrier to entry to inter-regional and national LTL carriers.

Growth Prospects in the Regional LTL Market

      We believe that the regional LTL market is the most attractive segment of the LTL trucking industry and that the regional LTL market offers substantial opportunities for growth for the following reasons:

      Shippers Seek Next Day and Second-Day Delivery Service. The growth of just-in-time inventory management has caused shippers to increase their demand for next-day and second-day service to and from regional distribution centers. This trend creates opportunities for regional LTL carriers that can offer a service advantage over non-regional LTL carriers and a cost advantage over air freight companies.

      Industry Trends Favor Regional Carriers with Sufficient Scale and Freight Density. We believe that major freight distribution trends favor large regional LTL carriers. Due in part to their reliance on next-day and second-day delivery service, U.S. companies increasingly are adopting regional distribution strategies to replace national distribution strategies. Within regions the shippers look to carriers, like our company, that have the terminal network and equipment availability to provide a high level of service.

      Reduction in Capacity within the Industry Leads to Growth Opportunities. In recent years, the regional LTL industry has seen a reduction in capacity as weaker and less profitable competitors have exited the business. This reduction opens up opportunities for successful regional LTL operations to take on additional freight, thus improving their revenues.

BUSINESS

Overview

      We are one of the ten largest regional less-than-truckload motor carriers in the United States measured by revenue, with approximately $371.4 million in revenue in 2002. Our core region is located in the southwestern United States. None of our employees are represented by a union.

      Over the past eighteen months, we have assembled a new senior management team and implemented a strategic plan designed to increase the efficiency of our operations and expand our geographic territory. In December 2002, based on improving results and customer demand for broader service, we expanded service in a seven-state, Midwest region, establishing all-points coverage in six of these states. We expect to initiate all-points service in a five-state, Northwest region in the second half of 2004. We believe that our operating model will support future profitable growth for the following reasons:

•	Our eight-state, core region in the Southwest is anchored by Texas and California, two of the nation’s three largest state economies, which produce significant freight volumes and are positioned on major traffic lanes to support our expansion into contiguous regions.

•	We have a 75-year history and significant terminal density in our core region, which we believe contribute to strong customer relationships and efficient asset utilization.

•	We believe that our size allows us to capitalize on industry trends that favor sizable, well-capitalized, non-union, regional LTL carriers.

•	We have an experienced management team led by our Chief Executive Officer, Robert V. Fasso, who joined us after serving as president of USF Corporation’s (Nasdaq: USFC) regional LTL carrier group from 1997 to 2001.

2002 Operating Improvements

      During the first half of 2002, our new senior management team undertook an in-depth study of our business and identified several significant opportunities to enhance our customer service, improve our efficiency, and lower our costs. These opportunities included:

•	Re-engineering our terminal network and re-routing freight more efficiently throughout our terminal network. In the process, we closed approximately 25% of our then-existing terminals and reduced company-wide staffing by approximately 13%. Our more efficient routing has allowed us to increase the percentage of our freight that is directly loaded from origin city to destination city, reduce intermediate freight handling, and improve transit times. Our on-time service has improved from 95.9% in the twenty-four weeks ended June 15, 2002 to approximately 96.8% in the twenty-six weeks ended July 5, 2003, and we also improved the safety of many aspects of our operations.

•	Implementing a disciplined yield management process that has improved LTL revenue per hundredweight by approximately 10.3% from $10.05 in the twenty-four weeks ended June 15, 2002 to $11.09 in the twenty-six weeks ended July 5, 2003. In this process, we regularly evaluate our freight mix and attempt to replace less profitable freight with more profitable lanes and loads.

Our Dynamic Resource Planning Process

      While implementing the changes discussed above, our management team also began educating and training our employees in the principles of a continuous improvement process that we call dynamic resource planning. In this process we seek to extract key information at the earliest possible time in a freight move, provide the relevant information promptly to managers, empower managers to make real-time adjustments to optimize their operations, and continually analyze and re-engineer each step in the freight movement process to achieve these objectives. We believe that dynamic resource planning helps us improve customer service and minimize costs by adapting our personnel and capital resources to the volume, location, destination, and timing of the freight we are asked to deliver. Our non-union workforce affords us a significant advantage in executing this process because our employees can perform multiple tasks, work flexible hours, and adapt more readily to changing conditions, all at a lower cost than the workforce of most unionized LTL carriers. We believe this process can be applied across our business functions.

      We identified four basic steps in our freight movement process for improvement through dynamic resource planning:

•	Outbound movement, which involves receiving freight from local pick-up operations, and sorting and staging freight for linehaul delivery to destination city terminal.

•	Linehaul movement, which involves transporting freight between the origin city terminal and the destination city terminal.

•	Inbound movement, which involves receiving incoming freight from linehaul movement, and sorting and staging freight for local delivery.

•	Pick-up and delivery, which involves collection and delivery of freight at the customer locations.

      In the second quarter of 2002, we began by streamlining and standardizing our outbound movement process. Dynamic resource planning allows us to improve the accuracy of our daily staffing plan by evaluating expected workloads and then developing an appropriate staffing plan at each terminal. We also re-engineered our trailer loading procedures to minimize redundant handling.

      We recently began to re-engineer our inbound movement process through the roll-out of electronic, dynamic planning software that manages inbound loading and sequencing. By automatically aligning inbound routes, we believe we can reduce both total miles driven by our inbound drivers and miles between stops. We have begun the employee training required to implement this software in 50 of our terminals, and expect to complete the roll-out in all of our terminals by the end of the second quarter in 2004.

      Concurrently with the continued roll-out of our inbound improvements, we are beginning to re-engineer our linehaul movement process. We plan to use our dynamic resource planning process to more effectively determine the daily outbound freight flow, fleet capacity, and driver availability for the entire network. We have already begun a comprehensive assessment of load patterns, cut times, linehaul runs, and driver domiciles in our network. We expect that our analysis will identify a wide range of opportunities to leverage existing network capacity and improve the efficiency of our line haul movements. We expect that the roll-out of linehaul improvements will be completed by the end of the second quarter in 2004.

      We currently are analyzing and developing process improvements for our pick-up and delivery operations. Through this effort, we expect to create an interactive city dispatch system to more effectively manage the pick-up and delivery operation and enhance customer service. The inbound movement, linehaul movement, and pick-up and delivery steps of our freight movement process, in the aggregate, comprise a substantially larger percentage of our operating costs than the outbound step. Accordingly, we expect additional efficiencies as we implement dynamic resource planning throughout these remaining steps of our freight movement process.

Growth Strategy

      Our strategy is to use our size, customer relationships, operating model, and industry dynamics to achieve profitable growth. The goal of our growth strategy is to establish a series of regional LTL operations in multiple regions, each of which focuses on next-day and second-day services in its region, complemented by inter-regional freight between our regions. The key elements of our growth strategy include:

•	Increasing Business and Service Offerings in Our Core Region. We believe there are opportunities to increase the density of our operations in our core region. The efficiencies resulting from our ongoing management initiatives have contributed to substantial excess equipment and terminal capacity. In an effort to use this excess capacity and further increase freight volumes in our core region, we intend to offer our customers a broader portfolio of shipping options and specialized services such as expedited and time-definite deliveries, inventory warehousing, and logistics.

•	Building Density in Our Midwest Region. Our December 2002 expansion in the Midwest increased our presence from 13 states to 17 states overall, and also contributed to the increase in the number of states in which we offer all-points coverage from 11 to 15. We selected the Midwest region after conducting an extensive evaluation of our customers’ needs, analyzing competitive factors, and evaluating the freight patterns to and from Texas on the Interstate 35 corridor. Initially, we have focused on providing next-day and second-day service for existing customers that have committed freight in major traffic lanes and expanding into selected areas with low-cost leased facilities and minimal staffing. We believe additional opportunities exist for long-term growth as we increase our density of operations in the Midwest region.

•	Expanding to Additional Regions. We believe that our operating model can be replicated in additional regions. As we did in our recent Midwest expansion, we intend to use our market position in our existing regions to selectively expand into new regions. We intend to identify regions with substantial freight to or from our existing operations, obtain freight commitments from our existing customers, and prioritize regions with a favorable competitive landscape. For example, in the second half of 2004, we expect to initiate all-points service in a five-state region in the northwestern United States. We intend to build on our presence in California to pursue traffic along the Interstate 5 corridor and then use our presence in the Southwest and Midwest to further support and expand our operations in our proposed Northwest region. As we establish and expand our series of LTL operations in multiple regions, we will be in a position to offer shippers inter-regional service with a single point of contact, consistent pricing, and shipment visibility across regions. We believe there is significant customer demand for this type of inter-regional service.

•	Pursuing Strategic Acquisitions. We believe that acquisitions can complement internal growth as an efficient means of increasing freight density in existing areas and expanding into new geographic territories. We acquired two regional LTL companies in 1999 and continue to evaluate acquisitions that may expand our customer or geographic base or provide other strategic benefits.

History of Central Freight Lines

      The history of the name Central Freight Lines and its Texas franchise dates back to 1925, when Central Freight Lines was founded in Waco, Texas. That entity, which we refer to as Old Central, was a regional LTL carrier that served the intrastate Texas LTL market for decades.

      Our company began its operations effective June 30, 1997, when our Chairman of the Board, Jerry Moyes, organized our company and acquired the Central Freight Lines name, terminal network, and physical assets from the Southwestern Division of Viking Freight Lines. Viking Freight Lines had previously purchased Old Central from Roadway Services, Inc. in 1993.

      Between 1997 and 2001, we concentrated our efforts on growing our regional LTL operations in Texas and surrounding states. During this period, we acquired LTL carriers Jaguar Fast Freight, Inc. and Vecta Transportation Systems, Inc., as well as a small truckload carrier that we used for linehaul, Aggie Express, Inc., to solidify our operations and to expand our presence in the western United States.

      In January 2002, Robert V. Fasso was hired as our Chief Executive Officer to revitalize our operations and restore our company to profitability. Mr. Fasso assembled a senior management team and implemented a strategic plan that emphasizes operating efficiency and geographic expansion.

Our Operations and Terminal Network

      We offer regional LTL services to customers in our eight-state core Southwest region, our recently expanded seven-state Midwest region, and two additional contiguous states. We currently offer all-points coverage in 15 of these 17 states.

      As an LTL carrier, we typically transport multiple shipments for multiple customers in each trailer. Our drivers pick up freight from customer locations during the day and relay critical information to our planners. Upon arrival at the origin terminal, freight is unloaded, and then re-loaded onto a linehaul inter-city trailer that is bound for the destination city. Upon arrival at the destination terminal, freight is unloaded, sorted, and delivered by local delivery trucks. We move freight on strict schedules throughout our region to provide the next-day and second-day service required by our many time-sensitive customers. We also provide information to our customers to allow them to monitor our service standards and to track their shipments.

      Our core region is the eight-state territory of California, Texas, Arizona, New Mexico, Oklahoma, Louisiana, Arkansas, and Nevada. Fifty-three of our 78 terminals are strategically located in our eight-state core region, and our remaining terminals are located in geographic areas with strong freight flows to and from our core region. Given our terminal density in our core region, we are able to load approximately 73% of freight that originates and terminates within our network directly from an origin terminal to a destination terminal. We emphasize direct loading of freight between terminals to avoid intermediate sorting and re-routing which increase labor costs, damage claims, and delays. Substantially all of our remaining freight is hauled from an origin terminal to an intermediate stop where freight is unloaded, consolidated, and re-loaded with other freight headed for the same destination. Relatively little of our freight travels through the multiple intermediate stops that are more common with national, inter-regional, and some other regional LTL carriers. Within each region, we focus on achieving short transit times and efficient pick-up and delivery schedules. In 2002, we delivered approximately 76% of the freight within our network the next day and over 90% within two days. We believe this service level is difficult for competitors to match throughout our regions.

      Consistent with our growth strategy, in December 2002, we expanded our operations into the Midwest region through the addition of terminals serving the Interstate 35 corridor in Kansas, Missouri, Illinois, Iowa, Wisconsin, Minnesota, and Nebraska. In the second half of 2004, we plan to expand to the Northwest region by adding additional terminals to serve Washington, Oregon, Idaho, Utah, and Colorado.

      At July 5, 2003, we conducted our LTL operations through four owned terminal locations and 74 leased terminal locations. We lease 31 of these active terminals from related parties. See “Management — Compensation Committee Interlocks and Insider Participation” and “Certain Relationships and Related Transactions” for a discussion of these leasing arrangements. Our ten largest terminals by number of loading doors are listed below:

		Approximate
	Total	Number of
	Number of	Excess
Location	Loading Doors	Loading Doors

Dallas, Texas	522	225
Houston, Texas	349	155
Fort Worth, Texas	199	100
San Antonio, Texas	147	44
Austin, Texas	132	0
Beaumont, Texas	113	64
Chicago, Illinois	84	0
Tyler, Texas	76	10
Phoenix, Arizona	74	0
New Orleans, Louisiana	74	0
68 others	1,937	128

Total	3,707	726

      A map of our operating territory is located on the inside cover page of this prospectus.

Our Revenue Equipment

      At July 5, 2003, our fleet contained 2,052 tractors and 8,207 trailers. The table below reflects, as of July 5, 2003, the average age of our tractors and trailers:

	Number	Average Age
Type of Equipment (categorized by primary use)	of Units	in Years

Linehaul tractors	524	6.0
Pickup and delivery tractors	1,528	4.9
Trailers	8,267	13.2

Our Customers and Marketing

      Our customers represent a broad range of industries, with the largest concentration coming from the retail sector. In 2002, our five largest customers were Dell Computer, Wal-Mart, Home Depot, Michelin, and Sherwin-Williams. These customers together generated approximately 15.4% of our revenue. Dell Computer, our largest customer in 2002, generated approximately 8.1% of our revenues. Since our inception in 1997, no single customer has represented more than 10% of our operating revenues in any year. We believe the diversity of our customers and their industries lessens the impact of business cycles affecting any one company or industry. However, the loss of one or more of our five largest customers could significantly and adversely affect our cash flow, market share, and profits.

      We target shippers that have significant and growing distribution needs in our operating regions and have freight that enhances our overall efficiency and profitability. We accomplish this by involving sales, operations, and finance personnel in evaluating and targeting potential new accounts. Our operations personnel identify areas in our regions where additional freight could help fill partially full trailers, fill trailers that return empty from scheduled trips, or complement existing pick-up and delivery schedules. Our sales personnel solicit business from these potential customers and our finance personnel apply our costing model to determine whether the freight would contribute to our overall profitability.

      In January 2003, we hired Doak Slay as Senior Vice President — Sales and Marketing. Mr. Slay has 19 years of marketing experience in the LTL industry. Since his arrival, he has implemented systems designed to provide real time information on customer accounts to the sales force, developed accountability systems to measure the effectiveness of each sales person and plans to increase the field sales force by up to 25%. We also have a Director of National Accounts, three national accounts representatives, four division sales managers, and 93 field sales people.

      Our sales people are compensated with a base salary plus bonuses. Increases in base salary are determined in large part by an employee’s performance, while bonuses are based on our overall profitability. We believe this system ties each employee’s advancement and compensation both to individual achievement and to the success of our company as a whole.

      We have established transportation alliances with regional LTL carriers in the East and Northwest regions of the United States. In these arrangements, we exchange shipments for delivery in each other’s service territory. This practice can help each carrier in several respects. First, the freight inflows from the other regions add tonnage to the delivering company’s operation. This improves profitability by increasing freight density over the terminal network and linehaul operation. Second, the alliances permit regional carriers to provide out-of-territory service for their customers. This maintains customer relationships and prevents regional carriers from losing revenue to national carriers that could deliver the freight from pick-up to delivery. Third, the alliances permit multiple regional carriers to bid for national accounts and bring the advantages of non-union regional operations to national accounts. Transportation alliances generated approximately 12.9% of our revenue in 2002.

Competition

      The LTL industry is highly competitive on the basis of both service and price. Our primary competitors are regional, inter-regional, and national LTL carriers, and, to a lesser extent, truckload carriers, railroads, airfreight companies, and overnight package companies. Our major competitors within the regional LTL industry include certain regional operating subsidiaries of CNF Inc., USF Corporation, and SCS Transportation, Inc. Many of our competitors are larger, operate more equipment, and have greater financial resources than we do. We believe that our extensive terminal network and traffic density offer competitive advantages within our region.

Employees

      As of July 5, 2003, we had 3,514 full-time employees and 630 part-time employees in our operations. These individuals were employed in the following categories:

Number of
Category	Employees

Linehaul drivers	500
Pickup and delivery drivers	1,590
Platform	1,037
Mechanics	112
Sales	102
Salaried, clerical, and other	803

Total	4,144

      Our management believes that relations with our employees are good. There are no employees represented under a collective bargaining agreement.

Fuel Availability and Cost

      We depend heavily upon the availability of diesel fuel. To address fluctuations in fuel prices, we seek to impose fuel surcharges on our accounts. Historically, we have not engaged in hedging transactions to insulate us from fluctuations in fuel prices, and our surcharge arrangements may not fully protect us from fuel price increases. Further, from time to time, we experience shortages in the availability of fuel at certain locations and have been forced to incur additional expense to ensure adequate supply on a timely basis. Our management believes that our operations and financial results are susceptible to the same fuel price increases or fuel shortages as those of our competitors. Fuel costs, excluding fuel taxes, averaged approximately 3.5% of our revenue in 2002.

Insurance

      We carry insurance for our primary business risks with third party insurance carriers. We currently carry $30.0 million of insurance coverage, with a self-insured retention of $1.0 million in the aggregate per occurrence, for claims resulting from cargo theft or loss, personal injury, property damage, and physical damage to our equipment. We also self-insure for workers’ compensation up to $1.0 million per occurrence, and all health claims up to $250,000 per occurrence. We believe that our policy of self-insuring up to set limits, together with our safety and loss prevention programs, are effective means of managing insurance costs.

Legal Proceedings

      We are involved in litigation incidental to our operations. These lawsuits primarily involve claims for workers’ compensation, personal injury, or property damage incurred in the transportation of freight. We are not presently a party to any legal proceedings other than litigation arising in the ordinary course of our business and are not aware of any claims that could materially affect our consolidated financial position or results of operations.

Regulation

      The trucking industry is subject to regulatory and legislative changes that can have a material adverse effect on our operations. In particular, the trucking industry is subject to increasingly stringent environmental and occupational safety and health regulations and limits on vehicle weight and size, air emissions, ergonomics, and hours of work.

      Historically, the Interstate Commerce Commission and various state agencies regulated the operating rights, accounting systems, rates and charges, safety, mergers and acquisitions, periodic financial reporting and other matters of major carriers. In 1995, federal legislation was passed that preempted state regulation of prices, rates, and services of motor carriers and eliminated the Interstate Commerce Commission. Several Interstate Commerce Commission functions were transferred to the Department of Transportation. The Department of Transportation currently regulates our business in several areas, including safety and drivers’ hours of service.

      Our operations involve certain inherent environmental risks. As such, our operations are subject to environmental laws and regulations, including laws and regulations dealing with underground fuel storage tanks, the transportation of hazardous materials and other environmental matters. We maintain bulk fuel storage and fuel islands at several of our facilities. Our operations involve the risks of fuel spillage or seepage, environmental damage and hazardous waste disposal, among others. Operations conducted in industrial areas, where truck terminals are normally located, and where groundwater or other forms of environmental contamination may have occurred, potentially expose us to claims that we contributed to the environmental contamination. We have instituted programs to monitor and control environmental risks and promote compliance with applicable environmental laws and regulations. If we fail to comply with the applicable regulations, then we could be subject to substantial fines or penalties and to civil and criminal liability.

MANAGEMENT

Directors, Executive Officers, and Director Nominees

      The table below sets forth information concerning our executive officers, directors, and director nominees.

Name	Age	Position with Company

Robert V. Fasso	50	Chief Executive Officer, President, and Director
Patrick J. Curry	37	Executive Vice President, Secretary, and Treasurer
Doak D. Slay	42	Senior Vice President — Sales and Marketing
Jeffrey A. Hale	44	Senior Vice President and Chief Financial Officer
J. Mark Conard	45	Senior Vice President — Yield Management & Pricing Services
Steven L. Key	46	Senior Vice President — Operations
Jerry Moyes	59	Chairman of the Board of Directors
Duane W. Acklie	71	Director Nominee
Porter J. Hall	60	Director Nominee

      Robert V. Fasso has served as our Chief Executive Officer and as a member of our Board of Directors since January 2002, and as our President since March 2002. Mr. Fasso previously served as President — Regional Carrier Group of USF Corporation from 1997 to 2001, running its regional LTL group. Mr. Fasso has 34 years of experience in the LTL industry.

      Patrick J. Curry has served as our Executive Vice President since December 2000 and our Secretary, and Treasurer since February 2002. He previously served our company as Senior Vice President — Corporate Development from our founding in 1997 until November 1999, as Senior Vice President — Logistics from November 1999 until December 2000 and as a member of our Board of Directors from 1997 to September 2003. Mr. Curry served as President of truckload carrier Aggie Express, from August 1996 to August 1999, at which time Aggie Express was consolidated with our operations. Mr. Curry previously served as President of truckload carrier Universal Express from May 1995 to August 1996, and textile manufacturer Lortex, Inc. from July 1992 to May 1995.

      Doak D. Slay has served as our Senior Vice President — Sales and Marketing since January 2003. Prior to joining us, Mr. Slay served as Vice President — Sales for FedEx Freight East, Inc., and its predecessor, American Freightways, Inc. from October 1998 to January 2003. Mr. Slay has 19 years of experience in sales and marketing in the LTL industry.

      Jeffrey A. Hale has served as our Senior Vice President and Chief Financial Officer since August 2003. He previously served our company as Vice President — Finance and Chief Financial Officer from June 2002 to August 2003. Prior to joining us, Mr. Hale served as Vice President — Finance and Chief Financial Officer of USF Bestway, Inc., a subsidiary of USF Corporation, from May 1982 to June 2002. Mr. Hale has 20 years of experience in the LTL industry and has worked with Mr. Fasso in various positions for a total of ten years.

      J. Mark Conard has served as our Senior Vice President — Yield Management & Pricing Services since September 2003. Prior to joining us, Mr. Conard served as Vice President — Pricing Services for USF Reddaway, a subsidiary of USF Corporation, from June 1995 to August 2003. Mr. Conard has 22 years of experience in the LTL industry.

      Steven L. Key has served as our Senior Vice President — Operations since April 2002. Mr. Key has been an employee of our company from our founding in 1997, previously serving as our Vice President — Division Operations, Northern Division from March 2002 to April 2002, our Senior Vice President — Eastern Division from January 2001 to March 2002, our Vice President — Transportation from February 2000 to January 2001, and the Terminal Manager of our Dallas terminal from June 1997 to February 2000. Mr. Key previously worked for Old Central prior to our purchase of the company name and terminal network, serving as an

Assistant Terminal Manager of our Dallas terminal from June 1992 to June 1997. Mr. Key has 24 years of experience in the LTL industry.

      Jerry Moyes is our Chairman of the Board and has served on our Board of Directors since we were founded in 1997. Mr. Moyes has served as Chairman of the Board, President, and Chief Executive Officer of Swift Transportation Co., Inc. since 1984. Mr. Moyes also served as a non-officer Chairman of the Board of Simon Transportation Services Inc., a publicly traded temperature-controlled truckload carrier, from September 2000 to February 2002. Simon Transportation filed for protection under Chapter 11 of the United States Bankruptcy Code on February 25, 2002, and sold substantially all of its assets to Central Refrigerated on April 22, 2002. He is the Chairman of the Board of Central Refrigerated, a subsidiary of ours until December 31, 2002, when we sold it to Mr. Moyes, and has served in that capacity since its inception in April 2002. See “Acquisition and Disposition of Operations of Central Refrigerated,” “Management — Compensation Committee Interlocks and Insider Participation,” and “Certain Relationships and Related Transactions.”

      The following individuals have been nominated and have agreed to serve as additional members of our Board of Directors upon consummation of this offering:

      Duane W. Acklie is Chairman of Crete Carrier Corporation, a truckload carrier based in Lincoln, Nebraska, and has held such position since 1991. Mr. Acklie previously served as President and Chief Executive Officer of Crete Carrier Corporation from 1971 to 1991. Mr. Acklie is a Chairman of the Nebraska State Highway Commission and a past Chairman of the Nebraska Economic Development Commission, the Nebraska Chamber of Commerce and Industry, and the American Trucking Associations. In July 2003, President Bush appointed Mr. Acklie as Chairman of the Student Loan Marketing Association (Sallie Mae), the government-sponsored enterprise subsidiary of SLM Corp. In the transportation industry, Mr. Acklie has been a director and shareholder of Crete Carrier Corporation since 1971, and has served as Chairman and Director of Hunt Transportation, Inc. of Omaha, Nebraska, a subsidiary of Crete Carrier Corporation, from 1999 to the present. Mr. Acklie has served on the boards of numerous other privately held insurance and banking entities. Mr. Acklie previously served as a director of Aliant Communications Inc. from 1986 to 1999.

      Porter J. Hall is a certified public accountant. Mr. Hall retired from public accounting in August 2000 after thirty-three years with Arthur Andersen LLP. At the time of his retirement, Mr. Hall was managing partner of Arthur Andersen’s Salt Lake City, Utah office. He is an investor in and Chief Executive Officer of MyePhit.com, a fitness and wellness company.

      We intend to add at least one additional independent director following the consummation of this offering.

Board Composition

      Our business and affairs are managed under the direction of our Board of Directors. Following this offering, and until an additional independent director is added, the Board will be composed of four directors, none of whom, with the exception of Mr. Fasso, will be employees of our company, and two of whom will be independent directors under the applicable rules of the Nasdaq National Market. Members of our Board of Directors are elected annually by our stockholders to hold office for one-year terms and until their successors are duly elected and qualified. It is our intention to be in full and timely compliance with all applicable rules of the Nasdaq National Market and applicable law, including with respect to the independence of our directors.

Board Committees

      Compensation Committee. Jerry Moyes and Earl H. Scudder served on our compensation committee in 2002. Mr. Scudder resigned from our Board of Directors and the compensation committee in September 2003. Jerry Moyes, Duane Acklie, and Porter Hall will serve on our compensation committee following this offering. This committee reviews executive officers’ compensation and makes recommendations to our Board of Directors on such matters.

      Audit Committee. Jerry Moyes, Duane Acklie, and Porter Hall will serve on our audit committee immediately following this offering. In order to comply with the rules and regulations of the SEC and the Nasdaq National Market, Jerry Moyes will be replaced on the audit committee by an additional independent director within one year of the consummation of this offering.

      The audit committee will have at least four regular meetings each year. The results of each meeting will be reported at the next regular meeting of our board.

      The audit committee will have responsibility for, among other things:

•	recommending to the board of directors the selection of our independent auditors,

•	reviewing and approving the scope of the independent auditors’ audit activity and extent of non-audit services,

•	reviewing with management and the independent accountants the adequacy of our basic accounting systems and the effectiveness of our internal audit plan and activities,

•	reviewing with management and the independent accountants our financial statements and exercising general oversight of our financial reporting process, and

•	reviewing litigation and other legal matters that may affect our financial condition and monitoring compliance with our business ethics and other policies.

Director Compensation

      Before this offering, our directors were not compensated in cash for their services, although we reimbursed directors for their expenses incurred in serving as directors. Following this offering, non-employee directors will be paid an annual retainer of $8,000 plus $1,000 for each meeting of the Board of Directors or Board Committee they attend. On July 10, 2002, we granted to each of Ronald Moyes and Earl Scudder, two of our former directors, and Jerry Moyes options to purchase 20,000 shares of our common stock at $1.35 per share. These options vest at the rate of 20% per year over a period of five years. Ronald Moyes and Earl Scudder have both resigned from the Board of Directors, at which time options to purchase 4,000 shares each were vested. The remaining options will continue to vest ratably over the remaining term. We plan to grant annually to each of the other non-employee directors an option to purchase 20,000 shares of common stock at fair market value, vesting at the rate of 1,000 shares per meeting attended.

      In our Articles of Incorporation, we have agreed to indemnify our officers and directors against liabilities they may incur while serving in such capacities to the fullest extent allowed by the Nevada General Corporation Law. Under this indemnification provision, we are generally required to indemnify each of our directors and officers against any reasonable expenses actually incurred in the defense of any action, suit, or proceeding, to which the director or officer is a party by reason of his or her service to our company. We will also advance expenses incurred by a director or officer in defending such an action, suit, or proceeding upon receipt of an undertaking by that director or officer to repay those advances if a court establishes that his or her acts or omissions involved intentional misconduct, fraud, or a knowing violation of law and were material to the cause of action. In addition, we maintain insurance for directors and officers for liability they may incur as a result of service to our company.

Executive Compensation

      The following table sets forth the total compensation paid by us for services rendered in 2002 to: (i) our chief executive officer, (ii) three other current executive officers, and (iii) one additional individuals who served as an executive officer during 2002 but was not in his position at the end of the year. These individuals constitute our “named executive officers.”

Summary Compensation Table

					Long-term Compensation

					Awards
		Annual Compensation
					Restricted	Securities	Payouts
				Other Annual	Stock	Underlying		All Other
Name and		Salary(1)	Bonus	Compensation	Award(s)	Options	LTIP	Compensation(2)
Principal Position	Year	($)	($)	($)	($)	(#)	Payouts	($)

Robert V. Fasso	2002	306,250	150,000	—	—	1,260,000	—	5,923
President and Chief Executive Officer
Patrick J. Curry	2002	184,500	50,000	—	—	100,000	—	3,322
Executive Vice President, Secretary, and Treasurer
Jeffrey A. Hale(3)	2002	77,884	50,000	—	—	100,000	—	3,330
Senior Vice President and Chief Financial Officer
Steven L. Key	2002	141,725	30,650	—	—	26,000	—	2,234
Senior Vice President — Operations
Joseph Gentry(4)	2002	55,693	—	—	—	64,926	—	—
Former President and Chief Operating Officer

(1)	Includes amounts deferred pursuant to our 401(k) plan.

(2)	Consists of: (a) excess life insurance premiums paid for Mr. Fasso ($300), Mr. Curry ($245), and Mr. Hale ($53); and (b) personal use of a company car for Mr. Fasso ($5,623), Mr. Curry ($3,077), Mr. Key ($2,234), and Mr. Hale ($3,277).

(3)	Mr. Hale was hired in June 2002, and amounts included in the table above are for June 2002 to December 2002.

(4)	Mr. Gentry resigned effective March 9, 2002. We entered into an Employment Separation Agreement and Release with him as described under “Employment Agreements.”

      The following table sets forth information with respect to the named executive officers concerning individual grants of stock options made during the year ended December 31, 2002.

Option Grants in 2002

	Individual Grants
						Potential Realizable Value
	Number of		Percent of			at Assumed Annual Rates
	Securities		Total Options			of Stock Price Appreciation
	Underlying		Granted to			for Option Term(4)
	Options		Employees in	Exercise price	Expiration
Name	Granted (#)(1)		Fiscal Year(2)	($/Sh)(3)	Date	5% ($)	10% ($)

Robert V. Fasso	1,260,000	(5)	58.37	$1.35	1/7/12	1,069,750	2,710,956
Patrick J. Curry	100,000	(6)	4.63	$1.35	7/10/12	84,901	215,155
Jeffrey A. Hale	100,000	(7)	4.63	$1.35	6/1/12	84,901	215,155
Steven L. Key	26,000	(7)	1.17	$1.35	6/1/12	22,074	55,940
Joseph Gentry	39,926	(8)	0.02	$2.15	2/20/12	1,957	55,962
Joseph Gentry	25,000	(8)	0.01	$6.50	2/20/12	0	0

(1)	Each option represents the right to purchase one share of common stock under our incentive stock plan.

(2)	During 2002, we granted employees options to purchase an aggregate of 2,161,428 of common stock.

(3)	The exercise price for options granted to Messrs. Fasso, Curry, and Hale is based on the fair market value of the underlying common stock on the date of grant, as determined by the Compensation Committee, based on, among other things, an independent appraisal thereof.

(4)	We show the potential realizable values net of the options’ exercise price, but before the payment of taxes associated with exercise. Potential realizable values are based on a fair market value at the date of grant of $1.35 per share for the underlying common stock. The potential realizable values represent hypothetical gains if the holders exercised their options at the end of the option term. The SEC’s rules provide the assumed 5% and 10% annual rates of stock price appreciation and measure the appreciation from the grant date. You should be aware that, at the assumed public offering price of $ , the potential realizable value of the options is already greater than the values reflected in the table. Using the assumed rates of appreciation from the assumed public offering price over the remaining term of the options would yield $ at 5% and $ at 10% to Mr. Fasso, $ at 5% and $ at 10% to Mr. Curry, $ at 5% and $ at 10% to Mr. Hale, and $ at 5% and $ at 10% to Mr. Key. The actual gains our employees might realize will depend on our future performance and overall stock market conditions. The amounts reflected in the table may not be achieved.

(5)	Option grant was made on July 10, 2002, and 630,000 of the options were vested upon Mr. Fasso’s execution of his employment agreement. The remaining 630,000 options vest 20% on January 7, 2003, and 20% on each of the first four anniversaries of January 7, 2003.

(6)	Option grant was made on July 10, 2002. Options vest 20% on each of the first five anniversaries of July 10, 2002.

(7)	Option grant was made on July 10, 2002. Options vest 20% on each of the first five anniversaries of June 1, 2002.

(8)	Option grant was made on February 20, 2002, and the 25,000 options with an exercise price of $6.50 per share were vested on the date of grant. The 39,926 options with an exercise price of $2.15 per share vest as follows: (a) 20% on January 14, 2003, and (b) 20% on each of the second through fifth anniversaries of January 14, 2003.

Stock Options

      The following table sets forth information with respect to the named executive officers concerning the exercise and ownership of options held at December 31, 2002:

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

	Shares		Number of Securities	Value of Unexercised
	Acquired	Value	Underlying Unexercised	In-the-Money Options
	on Exercise	Realized	Options at FY-End (#)	at FY-End ($)
Name	(#)	($)	Exercisable/Unexercisable	Exercisable/Unexercisable(1)

Robert V. Fasso	—	—	630,000/630,000
Patrick J. Curry	—	—	577,884/100,000
Jeffrey A. Hale	—	—	0/100,000
Steven L. Key	—	—	8,000/56,226
Joseph Gentry	—	—	25,000/39,926

(1)	Based on the $ assumed public offering price of the common stock.

      We do not have a long-term incentive plan, a defined benefit, or an actuarial plan. We have never issued any stock appreciation rights.

Employment and Severance Agreements

      On January 7, 2002, we entered into an employment agreement with Robert V. Fasso. Mr. Fasso’s agreement provides for (a) an annual salary of $325,000, which may be increased by merit raises in an amount to be determined annually by the Board of Directors, and (b) the grant of options to purchase 1,260,000 shares of our stock for $1.35 per share, exercisable for 10 years. Options for 630,000 shares vested immediately upon execution of the employment agreement, options for 126,000 shares vested on January 7, 2003, and options for 126,000 shares will vest on each of the first four anniversaries of January 7, 2003. In addition, Mr. Fasso was allowed to purchase 10% of the membership interests of Southwest Premier Properties L.L.C. for $2.0 million. The purchase price was paid through delivery of a promissory note payable to Southwest Premier that matures on January 30, 2007. On February 6, 2003, the Board approved an increase in Mr. Fasso’s salary to $350,000. He is eligible for a bonus of up to $360,000 based on our operating efficiency. The actual bonus paid in a given year will range from zero, if our annual operating ratio exceeds 95%, to the full $360,000, if our annual operating ratio is at or below 90%. The employment agreement also requires us to pay the insurance premiums for a $4.0 million term life insurance policy and a $1.0 million whole life insurance policy under which Mr. Fasso’s family members are the beneficiaries. Mr. Fasso may be terminated at any time upon payment of two years’ salary at the then current level. He will not be entitled to receive such payment if he voluntarily terminates his employment.

      We entered into an Employment Separation Agreement and Release on February 21, 2002, with Joseph Gentry. Mr. Gentry also entered into a Consulting Agreement with us. Mr. Gentry’s agreement provided him with his current salary through March 9, 2002. In addition, he agreed to serve as a consultant to us for up to ten years, subject to earlier termination by us. In exchange, he received contract payments for a six-month period in an amount equivalent to his then current salary. Also, under the Consulting Agreement, we granted Mr. Gentry options to acquire 39,926 shares of common stock at an exercise price of $2.15 per share to replace options lost due to his resignation. We also granted Mr. Gentry options to acquire 25,000 shares at an exercise price of $6.50 per share.

      In June 2002, we hired Jeffrey A. Hale as our Vice President — Finance and Chief Financial Officer. We agreed to pay Mr. Hale an annual salary of $150,000 and agreed to grant him options to acquire 100,000 shares of common stock at the fair market value of the stock on the grant date. We also agreed that Mr. Hale would be eligible to participate in our executive bonus program. In September 2003, Mr. Hale became our Senior Vice President and Chief Financial Officer. Mr. Hale may be terminated at any time upon payment of one year’s salary at the then current level. He will not be entitled to receive such payment if he voluntarily terminates his employment or is terminated for cause.

      In January 2003, we hired Doak D. Slay as our Senior Vice President-Sales and Marketing. We agreed to pay Mr. Slay an annual salary of $190,000 in 2003 and granted him options to acquire 100,000 shares of common stock at the fair market value of the stock on the grant date. Further, we agreed to provide Mr. Slay with a company car and to reimburse certain relocation expenses. We also agreed that Mr. Slay would be eligible to participate in our executive bonus program. Mr. Slay may be terminated at any time upon payment of one year’s salary at the then current level. He will not be entitled to receive such payment if he voluntarily terminates his employment.

      In connection with our hiring of Doak Slay, we made an advance to Mr. Slay in an amount equal to the net equity value of his home in Atlanta, Georgia. This advance was made in order to allow Mr. Slay to relocate and purchase a home near Waco, Texas, where he moved at our request. This advance was in the amount of approximately $120,000 and was to be repaid upon the sale of Mr. Slay’s Atlanta home. Although we viewed this as a loan with a customary business purpose, in order to avoid any potential conflict with the prohibitions on executive loans contained in the Sarbanes-Oxley Act, in September 2003 we purchased Mr. Slay’s prior home at its appraised value of $325,000, and the relocation loan was repaid by Mr. Slay in full.

      In September 2003, we hired J. Mark Conard as our Senior Vice President-Yield Management & Pricing Services. We agreed to pay Mr. Conard an annual salary of $180,000 and agreed to grant him options to acquire 100,000 shares of common stock at the fair market value of the stock on the grant date. Further, we agreed to provide Mr. Conard with a company car and to reimburse certain relocation expenses. We also agreed that Mr. Conard would be eligible to participate in our executive bonus program and guaranteed him a bonus of $80,000 for 2003. Mr. Conard may be terminated at any time upon payment of one year’s salary at the then current level. He will not be entitled to receive such payment if he voluntarily terminates his employment or is terminated for cause.

Executive Bonus Program

      We have established an executive bonus program for certain of our executive officers and other key employees. Bonuses in this program are determined by reference to our fiscal year operating ratio. Participants may receive bonuses ranging from zero, if the year-end operating ratio exceeds 95%, to fifty percent of salary, if the year-end operating ratio is at or below 90%.

Incentive Stock Plan

      We have an incentive stock plan. The key terms of the incentive stock plan are as follows:

•	We can grant incentive stock options, non-qualified stock options, bonus stock, reload options, or any other stock-based award to employees, officers, directors, consultants, and any other person determined by the Board of Directors to have performed services for or on behalf of the company which merit the grant of an award.

•	We reserved 5,000,000 shares of common stock for issuance under the plan and have outstanding options covering 2,921,065 of those shares as of July 5, 2003.

•	Our Board of Directors or its designated committee administers the plan and makes all grants thereunder.

•	Options that are canceled, forfeited, expire, or are tendered for tax withholding or to pay the exercise price become available again for use under the plan.

401(k) Profit Sharing Plan

      We maintain a defined contribution retirement plan, which includes a 401(k) option. All employees age 21 or older are eligible to participate after 90 days of service and generally may contribute up to 20% of their annual compensation to the plan. These participant contributions vest immediately. Employees are eligible for matching contributions after one year of service. Our contributions to the plan each year are made at the discretion of our Board of Directors. Currently, our matching contributions are between 50% and 100% of a participant’s pre-tax contributions, depending on company performance, up to a maximum of 5% of the participant’s compensation. Matching contributions vest 40% upon completion of two years of service, with an additional 20% vesting each year thereafter through the fifth year of service.

Compensation Committee Interlocks and Insider Participation

      Our Compensation Committee makes all of our executive officer compensation decisions. Our compensation committee consisted of Jerry Moyes and Earl H. Scudder, until September 19, 2003, when Mr. Scudder resigned as a director. Mr. Scudder had served as one of our directors from June 1997 through September 2003, and was formerly a member of our compensation committee. From time to time, we have engaged in transactions with Mr. Moyes, parties affiliated with Mr. Moyes, and parties affiliated with Mr. Scudder.

Transactions with Mr. Moyes and Affiliates that We Expect to Continue After this Offering

      We currently lease 27 active terminals, nine dormant terminals, and a salvage facility from Southwest Premier Properties, L.L.C. Southwest Premier is currently owned by some of our directors, executive officers and existing stockholders, including 77% by Jerry Moyes, 10% by Robert Fasso, 6% by Ronald Moyes, 6% by Patrick Curry, and 1% by members of Scudder Law Firm. In 1998, we sold thirty-four of these properties to Southwest Premier, along with additional terminals that have since been sold, for an aggregate of $27.8 million in a sale-and-leaseback transaction that was accounted for as a financing transaction. We also currently have operating leases for two active terminals and one dormant terminal owned by Mr. Moyes. We incurred aggregate lease expense to Southwest Premier of approximately $4.4 million in 2002, $4.2 million in 2001, $3.7 million in 2000, and $3.6 million in the twenty-six weeks ended July 5, 2003. We incurred aggregate lease expense to Mr. Moyes of approximately $320,000 in 2002, $330,000 in 2001, $658,000 in 2000, and $155,000 in the twenty-six weeks ended July 5, 2003.

      In preparation for this offering, Southwest Premier, Mr. Moyes, and we determined that the annual lease expense on the active terminal properties leased from Southwest Premier should be adjusted to reflect the properties’ current fair market value. To that end, we engaged an independent real estate appraisal firm to perform an appraisal of those properties in 2002. The firm concluded that the aggregate fair market value of the 27 active terminals that we use was approximately $103.0 million. We evaluated the appraised value as well as general information concerning LTL terminal rents, published sale prices of LTL terminals, the effect of increased costs on our operating results, the effect of the obligations on our total contractual commitments, and other factors. We agreed to lease the 27 active terminal properties under long-term leases based on a value of approximately $93.5 million.

      This increased the annual aggregate rent under our leases with Southwest Premier from approximately $4.4 million to approximately $7.2 million as of February 20, 2003. The increased rent was calculated using a capitalization rate of approximately 7.8% on the $93.5 million agreed value of these 27 active terminals. Under the amended leases, our rent will be adjusted after five years to reflect any increase in interest rates between February 2003 and February 2008. Southwest Premier has a one-time option, exercisable prior to December 31, 2003, to require us to prepay all remaining portions of the first years’ rent due under the amended leases which option, if exercised on October 1, 2003, would require us to prepay to Southwest Premier $2.7 million. Although we did not agree to any increase in the rent on the nine dormant terminals and the salvage facility we rent from Southwest Premier, or the active and dormant terminals we rent from Mr. Moyes, we did agree to extend the current lease terms on all of the Southwest Premier properties from 2008 to 2013.

      Swift Transportation Co., Inc. and Central Refrigerated provide us with a variety of transportation services and Simon Transportation provided us such services in 2001 and 2002. Swift provided us with approximately $16.6 million in 2002, $13.0 million in 2001, $10.8 million in 2000, and $10.1 million in the twenty-six weeks ended July 5, 2003, under these arrangements. At year end, we owed Swift approximately $324,000 in 2002, $1.1 million in 2001, and $459,000 in 2000. We owed Swift $2.4 million as of July 5, 2003. Central Refrigerated provided us with approximately $1.3 million in 2002, and $1.5 million in the twenty-six weeks ended July 5, 2003, under these arrangements. At year end, we owed Central Refrigerated approximately $194,000 in 2002. We owed Central Refrigerated $208,000 as of July 5, 2003. Simon Transportation provided us with approximately $0.6 million in 2002 and $1.5 million in 2001 under these arrangements. At year end, we owed Simon Transportation approximately $46,000 in 2001. We believe that the amounts paid are equivalent to rates that could have been obtained in an arm’s length transaction with an unrelated third party. We expect our arrangements with these companies for transportation services to continue.

      We currently lease terminal space from Swift in Memphis, Tennessee at a lease rate of $15,386 per month and in Fontana, California at a lease rate of $60,500 per month. We also sublease portions of our terminal facilities to Swift at five different locations. Swift leases property in Irving, Texas, from us for $19,000 per month, in Tyler, Texas, for $3,000 per month, in Houston, Texas, for $5,650 per month, in Little Rock, Arkansas, for $800 per month, and in Las Vegas, Nevada, for $3,000 per month. All leases with Swift are, either by their terms or due to expiration of the contract, on a month-to-month basis. Under these subleases and other subleases we formerly had with Swift, our rental income from Swift was approximately $417,000 in 2002, $492,000 in 2001, $547,000 in 2000, and $312,000 in the twenty-six weeks ended July 5, 2003. We believe that the amounts paid are equivalent to lease terms and rates that could have been obtained in an arms’ length transaction with an unrelated third party.

      We lease independent contractor drivers and their tractors through Interstate Equipment Leasing, Inc., a company owned by Jerry Moyes. The independent contractors provide linehaul services for us at a rate per mile that we believe is equivalent to rates that could have been obtained in an arm’s length transaction with an unrelated third party. Due to the difficulty of obtaining qualified independent contractors, we expect to continue this arrangement after this offering. We incurred expenses with Interstate of approximately $2.6 million in 2002, $3.3 million in 2001, $1.6 million in 2000, and $607,000 in the twenty-six weeks ended July 5, 2003.

Past Transactions and Transactions with Mr. Moyes and Affiliates We Expect to Complete at or Prior to the Closing of this Offering

      In 2002, we both formed and disposed of Central Refrigerated, a refrigerated truckload carrier. Central Refrigerated was formed as our wholly-owned subsidiary to acquire certain assets from the bankruptcy estate of Simon Transportation Services Inc. and its subsidiaries, Dick Simon Trucking, Inc. and Simon Terminal, LLC. Simon Transportation and its subsidiaries filed bankruptcy petitions under Chapter 11 of the United States Bankruptcy Code on February 25, 2002. Jerry Moyes was the Chairman of the Board of Simon Transportation commencing in September 2000 and was also the majority stockholder during this period.

      In the acquisition, we assumed approximately $11.4 million owed by Simon Transportation to Jerry Moyes and his affiliates. We also borrowed $3.3 million from Mr. Moyes to pay $2.6 million in cash to the bankruptcy estate, and $0.7 million in transaction costs. The approximately $14.7 million we owed to Mr. Moyes and his affiliates was secured solely by all of the outstanding stock of Central Refrigerated. At the closing of the acquisition, Central Refrigerated assumed leases for approximately 1,360 tractors and 1,920 trailers, approximately $13.0 million in real estate financing, and approximately $56.1 million in other liabilities. We did not guarantee or otherwise become obligated for any of these amounts. The acquisition closed, and the operations of Central Refrigerated began, on April 22, 2002.

      On December 31, 2002, we transferred the shares of Central Refrigerated to Jerry Moyes and one of his affiliates in exchange for the cancellation of the approximately $14.7 million of indebtedness owed by us to them, at which time Central Refrigerated obtained separate insurance coverage. As part of this transaction, we agreed to make a payment of $8.3 million to Central Refrigerated upon the closing of this offering. Central Refrigerated was under our group insurance policy between April 22, 2002, and December 31, 2002, and under our workers’ compensation policy through June 2003, and has posted letters of credit in the aggregate amount of $9.3 million with respect to its self-insured retentions during those periods. Central Refrigerated has also agreed to indemnify us for any losses we suffer as a result of those retentions.

      Prior to May 2003, we supplied tires to Total Auto Pros Ltd., an Arizona corporation doing business as Auto Express. Ronald Moyes, the brother of Jerry Moyes, is the Chairman of the Board and President of Total Auto Pros. As consideration for these tires, we billed approximately $3.3 million, $2.6 million, and $2.1 million in 2002, 2001, and 2000, respectively. These amounts represented our invoice price plus any out-of-pocket expenses we incurred relating to tires purchased for Total Auto Pros. At year end, we had receivables of approximately $651,000 in 2002, $786,000 in 2001, and $1.1 million in 2000. We had receivables of approximately $962,000 in the twenty-six weeks ended July 5, 2003, all of which were paid as of July 5, 2003.

      From time to time, we have made unsecured loans to Jerry Moyes and Southwest Premier pursuant to a revolving line of credit arrangement. The interest rate charged by us for these loans was a floating rate that was generally equivalent to our cost of borrowing. The following table summarizes loans made by us since January 1, 2000:

						Aggregate
				Maximum		Principal
				Aggregate	Aggregate	Amount
				Principal	Principal	Outstanding
			Weighted	Amount	Amount	at
			Average	Outstanding	Outstanding	July 5,
		Interest Rate	Interest	During Year	at Year-End	2003
Fiscal Year	Borrower	Range	Rate	(in millions)	(in millions)	(in millions)

2000	Southwest Premier	8.35%	8.35%	$1.5	$0.3	$0.0
2001	Southwest Premier	5.00% to 7.85%	5.71%	$2.1	$0.4	$0.0
2001	Jerry Moyes	5.00% to 8.35%	5.99%	$8.1	$2.2	$0.0
2002	Southwest Premier	5.00%	5.00%	$0.4	$0.0	$0.0
2002	Jerry Moyes	4.10% to 5.00%	4.40%	$8.0	$8.0	$0.0
2003	Jerry Moyes	4.10%	4.10%	$18.0	N/A	$8.0

      The $8.0 million loan outstanding as of July 5, 2003, matures on October 30, 2003. Accrued interest of approximately $600,000 was outstanding at July 5, 2003.

      We received interest payments of approximately $31,000 in 2002, $16,000 in 2001, $0 in 2000, and $0 in the twenty-six weeks ended July 5, 2003, from Southwest Premier in respect of its borrowings. We received interest payments of approximately $0 in 2002, $133,000 in 2001, $0 in 2000, and $0 in the twenty-six weeks ended July 5, 2003, from Mr. Moyes in respect of his borrowings.

      In 2001, we made an unsecured loan of $4.5 million to a business partner of Jerry Moyes at a 9.0% interest rate. In April 2002, the obligation to repay this loan was assumed by Mr. Moyes personally. The assumption of the obligation was treated by us as an additional unsecured loan to Mr. Moyes pursuant to the revolving line of credit arrangement described above, and the interest rate was reduced to the variable rate charged on these revolving loans. The amount assumed by Mr. Moyes is included in the $8.0 million of total borrowings described above.

Transactions with Former Director’s Law Firm

      Our former director Earl H. Scudder’s law firm earned approximately $286,000 in 2002, $53,000 in 2001, $182,000 in 2000, and $214,000 in the twenty-six weeks ended July 5, 2003, for legal services. Scudder Law Firm also provides legal services to Swift, Central Refrigerated, Jerry Moyes personally, and other companies controlled by Mr. Moyes. Earl Scudder also serves on the Boards of Directors of Swift and Central Refrigerated.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      From time to time, we have engaged in transactions with affiliated parties. Our future transactions with affiliated parties will be approved by our audit committee or another committee of disinterested directors and will be on terms, on the whole, no less favorable to us than those that we could obtain from unaffiliated parties.

      In connection with our hiring of Doak Slay as Senior Vice President-Sales and Marketing, we made an advance to Mr. Slay in an amount equal to the net equity value of his home in Atlanta, Georgia. This advance was made in order to allow Mr. Slay to relocate and purchase a home near Waco, Texas, where he moved at our request. This advance was in the amount of approximately $120,000 and was to be repaid upon the sale of Mr. Slay’s Atlanta home. Although we viewed this as a loan with a customary business purpose, in order to avoid any potential conflict with the prohibitions on executive loans contained in the Sarbanes-Oxley Act, in September 2003 we purchased Mr. Slay’s prior home at its appraised value of $325,000, and the relocation loan was repaid by Mr. Slay in full.

      For information regarding additional transactions with related parties, see “Management — Compensation Committee Interlocks and Insider Participation” above.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership of our common stock as of July 5, 2003, and as adjusted to reflect the sale of shares in the offering by: (1) each person known to us to beneficially own more than 5% of the outstanding shares of common stock; (2) each of the executive officers identified in the summary compensation table; (3) each of our directors and director nominees; and (4) all directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned, subject to applicable community property laws.

					Shares to be
					Beneficially
	Shares Beneficially Owned			Shares	Owned After
	Before Offering(2)			Offered	Offering(2)

Owner(1)	Number		Percent	Number	Number		Percent

Jerry and Vickie Moyes(3)	9,833,350	(4)	90.4%	(4)		(4)		%
Ronald and Krista Moyes(5)	744,668		6.8	—	744,668
Robert V. Fasso(6)	756,000		6.5	—	756,000
Patrick J. Curry(7)	796,084		6.9	—	796,084
Jeffrey A. Hale(8)	20,000		*	—	20,000		*
Steven L. Key(9)	13,200		*	—	13,200		*
Joseph Gentry(10)	32,985		*	—	32,985		*
Duane W. Acklie	0		*	—	0		*
Porter J. Hall	0		*	—	0		*
All directors and executive officers as a group	12,192,287		99.2

*	Less than one percent.

(1)	Unless otherwise indicated, the business address of the persons named in the above table is care of Central Freight Lines, Inc., 5601 West Waco Drive, Waco, Texas 76710.

(2)	Percentage of beneficial ownership is based upon 10,868,218 shares of common stock outstanding as of July 5, 2003, and shares of common stock outstanding after the offering. The table assumes no exercise of the underwriters’ over-allotment option. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares which such person has the right to acquire within 60 days. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, any security which such person or group of persons has the right to acquire within 60 days is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. As a result, the denominator used in calculating the beneficial ownership among our shareholders may differ.

(3)	Includes 4,000 shares beneficially owned under options that are currently exercisable or will become exercisable within 60 days after the date hereof. Of the shares attributed to Jerry Moyes, 4,905,486 are held by Jerry and Vickie Moyes as trustees of the Jerry and Vickie Moyes Family Trust, 4,808,348 are held by Gerald F. Ehrlich as trustee of the Moyes Children’s Trust, and 119,516 shares (including 4,000 shares under option) are held by Mr. Moyes individually. Mr. Ehrlich has sole voting and investment power for the children’s trust. Mr. Moyes disclaims beneficial ownership of the shares held by Gerald F. Ehrlich as trustee of the Moyes Children’s Trust. The shares being offered in this offering by the selling stockholders will come from . The business address of these individuals and trusts is 2200 South 75th Avenue, Phoenix, Arizona 85043.

(4)	All shares held by Jerry and Vickie Moyes as trustees of the Jerry and Vickie Moyes Family Trust, Gerald F. Ehrlich as trustee of the Moyes Children’s Trust, and Mr. Moyes individually have been pledged to First National Bank of Omaha, N.A. as security for a personal business loan granted to Mr. Moyes. Upon any default under the loan, First National Bank will have the right to vote shares subject to the pledge.

Under the terms of the stock pledge agreement, the shares being sold by the selling stockholders in this offering will be released by the bank from the pledge prior to closing of this offering. Further, additional shares owned by Mr. Moyes and pledged to First National Bank may be released after this offering to the extent they constitute excess collateral.

(5)	Ronald Moyes is the brother of Jerry Moyes. The business address of Ronald and Krista Moyes is 4720 North 16th Street, Phoenix, Arizona 85016. Includes 4,000 shares beneficially owned under options that are currently exercisable or will become exercisable within 60 days after the date hereof.

(6)	Includes 756,000 shares beneficially owned under options that are currently exercisable or will become exercisable within 60 days after the date hereof.

(7)	Includes 597,884 shares beneficially owned under options that are currently exercisable or will become exercisable within 60 days after the date hereof.

(8)	Includes 20,000 shares beneficially owned under options that are currently exercisable or will become exercisable within 60 days after the date hereof.

(9)	Includes 13,200 shares beneficially owned under options that are currently exercisable or will become exercisable within 60 days after the date hereof.

(10)	Includes 32,985 shares beneficially owned under options that are currently exercisable or will become exercisable within 60 days after the date hereof.

DESCRIPTION OF CAPITAL STOCK

General

      At the time of the offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.001 per share, of which 10,868,218 are currently issued and outstanding and 10,000,000 shares of preferred stock, par value $0.001 per share, of which no shares are outstanding. Immediately after this offering, there will be                               shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding. All of the outstanding shares of common stock are, and all the shares we are offering will be upon issuance and sale, fully paid and non-assessable.

      The following descriptions of our capital stock and provisions of our articles of incorporation and bylaws are summaries of all of their material terms and provisions and are qualified by reference to our articles of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur immediately prior to the closing of this offering in accordance with the terms of the proposed amended and restated articles of incorporation.

Common Stock

      The holders of our common stock are entitled to dividends as our board of directors may declare from time to time from funds legally available therefore, subject to the preferential rights of the holders of any shares of our preferred stock that we may issue in the future. The holders of our common stock are entitled to one vote for each share held of record on any matter to be voted upon by stockholders. Our amended and restated articles of incorporation do not provide for cumulative voting in connection with the election of directors, and, accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors. There are no preemptive, conversion, redemption, or sinking fund rights or provisions applicable to our common stock.

      Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future.

      Your rights, preferences, and privileges as owners of common stock are subject to, and may be adversely affected by, the rights of the owners of any series of preferred stock which we may designate and issue in the future.

Rights to Future Stock Issuances

      When we acquired Jaguar Fast Freight in 1999, the merger agreement obligated us to, among other things, issue 4,796 additional shares of our common stock to two of Jaguar’s former stockholders in each of 2003 and 2004 as consideration for their agreement not to compete with us. For a period of 30 days following the 90-day period after the issuance of these shares, these stockholders may require Jerry Moyes to purchase the shares for $13.50 per share if our common stock has not traded over $13.50 per share during the 90-day period.

Preferred Stock

      Our Board of Directors is authorized to issue up to 10,000,000 shares of preferred stock in one or more series. The Board of Directors may fix for each series:

•	the distinctive serial designation and number of shares of the series;

•	the voting powers and the right, if any, to elect a director or directors;

•	the terms of office of any directors the holders of preferred shares are entitled to elect;

•	the dividend rights, if any;

•	the terms of redemption, and the amount of and provisions regarding any sinking fund for the purchase or redemption thereof;

•	the liquidation preferences and the amounts payable on dissolution or liquidation;

•	the terms and conditions under which shares of the series may or shall be converted into any other series or class of stock or debt of the corporation; and

•	any other terms or provisions which the Board of Directors is legally authorized to fix or alter.

      We do not need stockholder approval to issue or fix the terms of the preferred stock. The actual effect of the authorization of the preferred stock upon your rights as holders of common stock is unknown until our Board of Directors determines the specific rights of owners of any series of preferred stock. Depending upon the rights granted to any series of preferred stock, your voting power, liquidation preference, or other rights could be adversely affected. Preferred stock may be issued in acquisitions or for other corporate purposes. Issuance in connection with a stockholder rights plan or other takeover defense could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of our company. We have no present plans to issue any shares of common stock or preferred stock, other than shares of common stock to be issued in this offering and those shares issuable under our incentive stock plan and pursuant to outside director stock option agreements.

Anti-Takeover Considerations and Special Provisions of Our Articles of Incorporation, Bylaws and Nevada Law

Provisions with Anti-Takeover Implications

      A number of provisions of our articles of incorporation and bylaws concern how we are governed and your rights as stockholders. Under our articles, the Board of Directors may issue preferred stock and set the voting rights, preferences, and other terms of the preferred stock. Such provisions and certain provisions of the Nevada Revised Statutes could be deemed to discourage takeover attempts not first approved by the Board of Directors, including takeovers which may be considered by some stockholders to be in their best interest. Any such discouraging effect upon takeover attempts could potentially depress the market price of the common stock or cause temporary fluctuations in the market price of the common stock that otherwise could result from actual or rumored takeover attempts. Such provisions could also delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to our stockholders. These provisions could also discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of our stockholders, and could potentially depress the market price of our common stock. Our Board of Directors believes that these provisions are appropriate to protect our interests and the interests of our stockholders.

Stockholder Meetings and Order of Business

      Our bylaws provide that annual meetings of our stockholders may take place at the time and place established by our Board of Directors. A special meeting of stockholders may be called only by the Chairman of the Board of Directors or by a majority of the Board of Directors. The order of business at each stockholder meeting shall be determined by the chairman of the meeting, but may be changed by the vote of stockholders holding a majority of the shares present in person or by proxy entitled to vote.

Stockholder Action

      Our bylaws provide that any action required or permitted to be taken at a stockholders’ meeting may be taken without a meeting, without prior notice and without a vote, if the action is taken by persons who would be entitled to vote at a meeting and who hold shares having voting power equal to not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted. The action must be evidenced by one or more written consents describing the action taken, signed by the stockholders entitled to take action without a meeting, and delivered to us in the manner prescribed by the Nevada Revised Statutes.

Amendments to Bylaws

      Our bylaws provide that our bylaws may be amended, altered or repealed only by our Board of Directors or the affirmative vote of the holders of not less than a majority of the voting power of our outstanding capital stock. Any provision of our bylaws adopted by the stockholders may only be repealed or amended by a subsequent affirmative vote of a majority of the voting power of our outstanding capital stock.

Nevada Law

      Nevada’s Combination with Interested Stockholders Statute and Control Share Acquisition Statute may prohibit or delay mergers or other takeover or change in control attempts. This could discourage attempts to acquire us.

      The Combination with Interested Stockholders Statute prohibits an applicable Nevada corporation from entering into a combination with an interested stockholder. The combination is prohibited for a period of three years after the date of the transaction in which the person became an interested stockholder. The combination may be finalized prior to the three years, if the interested stockholder attained such status with the approval of the Board of Directors or the combination is approved in a prescribed manner. A combination includes mergers, asset sales, and other transactions resulting in a financial benefit to the interested stockholder. An interested stockholder means the beneficial owner of 10% or more of the voting shares of a corporation or one of its affiliates or associates.

      Nevada’s Control Share Acquisition Statute prohibits an acquiror, under certain circumstances, from voting shares of a target’s stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation’s disinterested stockholders. Once an acquiror crosses one of these thresholds, those shares acquired within 90 days become control shares and are deprived of the right to vote until disinterested stockholders restore the right. If the voting rights are restored and the acquiror has a majority or more of all voting power, any stockholder who did not vote in favor of authorizing voting rights is entitled to demand fair value for its shares. This statute applies only to Nevada corporations doing business in the state and that have at least 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada.

Limitation of Liability and Indemnification of Officers and Directors

      Under our articles of incorporation, we must indemnify our officers, directors, and agents against all liabilities and expenses they reasonably incur in connection with service to us to the full extent permitted by Nevada law. We also may advance expenses, purchase insurance, enter into indemnification agreements, and otherwise grant broader indemnification rights. We have purchased director and officer liability insurance. Our articles of incorporation also state our directors are not liable for monetary damages for breach of fiduciary duty except where an exemption from liability or limitation of liability is not permitted under the Nevada Revised Statutes. Our articles of incorporation do not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Nevada law. In addition, our directors are liable for monetary damages for acts or omissions involving intentional misconduct, fraud, knowing violations of law and unlawful distributions. We believe these provisions of our articles of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers.

Nasdaq Trading

      We intend to apply to have our common stock listed on the Nasdaq National Market under the symbol “CENF.”

Transfer Agent and Registrar

      We intend to retain UMB Bank, N.A., 928 Grand Avenue, Kansas City, Missouri 64106 as our transfer agent and registrar for our common stock prior to the closing of this offering.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to the offering, there has been no established market for our common stock, and no predictions can be made about the effect, if any, that market sales of shares of common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Future sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, could adversely affect trading prices of our common stock from time to time. Upon completion of this offering,                      shares of our common stock will be outstanding. Of these shares, the                      shares of common stock sold in the offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by an affiliate of ours as that term is defined in Rule 144 under the Securities Act. The remaining                      shares of common stock outstanding will be restricted securities, as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act.

Rule 144

      In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned its, his or her shares of common stock for at least one year from the date such securities were acquired from us or an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock (approximately                      shares immediately after this offering) and the average weekly trading volume of our common stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

      Under Rule 144, however, a person who has held restricted securities for a minimum of two years from the later of the date that such securities were acquired from us or an affiliate of ours and who is not, and for the three months prior to the sale of such restricted securities has not been, an affiliate of ours, is free to sell such shares of common stock without regard to the volume, manner-of-sale, public information and the other limitations contained in Rule 144. The foregoing summary is not intended to be a complete discussion of Rule 144.

      Commencing 180 days after the date of this prospectus, approximately                               outstanding restricted securities will be eligible for sale under Rule 144 subject to applicable holding period, volume limitations, manner of sale and notice requirements set forth in applicable SEC rules and                               of the restricted securities will be saleable without regard to these restrictions under Rule 144(k).

Lock-Up Agreements

      Our executive officers, directors, and stockholders named in this prospectus, together with certain other stockholders and optionholders, who, prior to this offering, collectively hold 99.9% of the outstanding shares of our common stock and substantially all of the shares of common stock issuable upon exercise of outstanding options have entered into the lock-up agreements described in “Underwriting.”

Rule 701

      In general, under Rule 701, subject to the lock-up agreements described above, employees or directors who purchase shares from us in connection with our stock option plan or other written agreements are eligible to resell those shares within 90 days after the date of this offering in reliance on Rule 144, without compliance with certain restrictions contained in Rule 144, including the holding period.

      Upon completion of this offering, we intend to file a registration statement on Form S-8 with the SEC to register 5,000,000 shares of our common stock reserved for issuance or sale under our incentive stock plan. As of July 5, 2003, there were outstanding options to purchase a total of 2,921,065 shares of common stock, 1,589,256 of which were vested. This registration statement would permit the resale of shares of common stock issued upon the exercise of options granted or to be granted under our stock option plan will be freely tradable without restriction under the Securities Act, unless such shares are held by an affiliate of ours, subject to the lock-up agreements.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following summary describes the material U.S. federal income tax considerations of the ownership and disposition of our common stock as of the date hereof by U.S. Holders (as defined below) and Non-U.S. Holders (as defined below). Except where noted, this discussion deals only with common stock held as a capital asset (generally, property held for investment) by holders and does not deal with special situations, such as those of:

•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	insurance companies;

•	persons holding our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for alternative minimum tax;

•	investors in pass-through entities; or

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar.

      The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. Furthermore, this discussion is for general information only and does not address all the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions, which may apply to you if you relinquished United States citizenship or residence.

      IF YOU ARE CONSIDERING THE PURCHASE OF OUR COMMON STOCK, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF COMMON STOCK, AS WELL AS ANY CONSEQUENCES TO YOU ARISING UNDER THE LAWS OF ANY RELEVANT FOREIGN, STATE, LOCAL, OR OTHER TAXING JURISDICTION.

Consequences to U.S. Holders

      A “U.S. Holder” of common stock means a holder that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

      If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common stock, you should consult your own tax advisors.

Dividends

      The gross amount of dividends paid to you will be treated as dividend income to you to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such income will be includable in your gross income as ordinary income on the day received.

Taxation of Capital Gains

      Upon the sale, exchange, retirement, or other disposition of shares of our common stock, you will recognize capital gain or loss in an amount equal to the difference between the portion of the proceeds allocable to your shares of common stock and your tax basis in the shares of common stock. Your tax basis in the shares of common stock will generally be the purchase price of your common stock. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Recent Statutory Changes

      The recently enacted “Jobs and Growth Tax Reconciliation Act of 2003” significantly alters the treatment of dividends and long-term capital gains of individuals. Under this Act, dividends received by individuals in taxable years beginning after 2002 and prior to 2009, and long-term capital gains on sales and exchanges (and payments received) after May 6, 2003 and before January 1, 2009, are taxed at a maximum rate of 15%. Certain individuals with taxable income below specified thresholds are taxed at a maximum rate of 5% (0% in 2008). In order to qualify for the newly enacted rates applicable to dividends received, the shares must have been held for more than 60 days during the 120 day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend and the taxpayer cannot be under an obligation (pursuant to a short sale of otherwise) to make related payments with respect to positions in substantially similar or related property. Finally, to the extent that a redemption is treated as a dividend, and the dividends paid (or amounts treated as dividends for tax purposes) (x) in any 85 day period exceed 10%, or (y) in any 365 day period, exceed 20% of the taxpayer’s basis (or, in certain cases, the fair market value of such shares), then any subsequent loss on the sale or exchange of the shares shall be treated, to that extent, as long-term capital loss. These changes may impact the tax consequences to certain United States holders.

Information Reporting and Backup Withholding

      In general, information reporting requirements will apply to payments of dividends paid on common stock and to the proceeds from the sale of common stock paid to a U.S. Holder other than certain exempt recipients (such as corporations). Backup withholding tax at a rate of 28% will apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report dividend income in full. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

Consequences To Non-U.S. Holders

      The following discussion applies only to Non-U.S. Holders. A “Non-U.S. Holder” is a holder that is not a U.S. Holder. Special rules may apply to certain Non-U.S. Holders, such as:

•	U.S. expatriates;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	foreign personal holding companies;

•	foreign tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	corporations that accumulate earnings to avoid U.S. federal income tax; and

•	investors in pass-through entities that are subject to special treatment under the Code.

      Such Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. An individual may be treated as a resident alien of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident alien, by among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the current calendar year and the two immediately preceding calendar years. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Resident aliens are taxed for U.S. federal income purposes as if they were U.S. citizens.

      This discussion does not consider:

•	U.S. state and local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences for the stockholders, partners, or beneficiaries of a non-U.S. holder; or

•	special tax rules that may apply to particular non-U.S. holders, such as those listed above.

Dividends

      Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty (which, in the case of Canada, would generally be 15%). However, dividends that are effectively connected with your conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to your U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. If you are a foreign corporation, any such effectively connected dividends received by you may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty (which, in the case of Canada, would be 5%). If you wish to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, you will be required to:

•	complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury, that you are not a U.S. person; or

•	if the shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations.

      Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

      If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain On Disposition Of Common Stock

      You generally will not be subject to U.S. federal income tax with respect to gain recognized on the sale, exchange, retirement, or other disposition of shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, and, where a tax treaty applies, is attributable to your U.S. permanent establishment;

•	you are an individual and hold shares of our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

      If you are an individual and are described in the first bullet above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a foreign corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty (which, in the case of Canada, would be 5%).

      We believe that we are not and do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

      Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under tax treaties or other exchange of information agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

      Payments made to a Non-U.S. Holder will generally be subject to backup withholding at a rate of 28% or lower treaty rate discussed above, unless a Non-U.S. Holder certifies as to its foreign status, which certification may be made on IRS Form W-8BEN, or otherwise establishes an exemption.

      Proceeds from the disposition of common stock by a Non-U.S. Holder effected by or through a United States office of a broker will be subject to information reporting and backup withholding at a rate of 28% of the gross proceeds unless the Non-U.S. Holder certifies to the payor under penalties of perjury as to, among other things, its address and status as a Non-U.S. Holder or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United States by or through a non-United States office of a broker. However, if the broker derives more than a specified percentage of its income from U.S. sources or has certain other connections to the United States, information reporting but not backup withholding will apply unless:

•	the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and other conditions are met; or

•	the holder otherwise establishes an exemption.

Notwithstanding the foregoing, backup withholding may apply if either we or the payor have actual knowledge or reason to know that the holder is a U.S. person.

      Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of United States federal income taxes, a refund may be obtained, provided the required documents are filed with the IRS.

U.S. Federal Estate Tax

      Shares of our common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated                     , we and the selling stockholders have agreed to sell to the underwriters named below, for whom Bear, Stearns & Co. Inc. is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares

Bear, Stearns & Co. Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Legg Mason Wood Walker, Incorporated
Morgan Keegan & Company, Inc.
Stephens Inc.

Total

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                     additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $          per share. The underwriters and selling group members may allow a discount of $          per share on sales to other broker/ dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/ dealers.

      The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by the selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

      The representatives have informed us that the underwriters do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Bear, Stearns & Co. Inc. for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

      Our officers, directors, and stockholders holding 99.9% of our outstanding common stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Bear, Stearns & Co. Inc. for a period of 180 days after the date of this prospectus.

      The underwriters have reserved for sale at the initial public offering price up to                      shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

      We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      We intend to apply to list the shares of common stock on the Nasdaq National Market.

      Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking, and investment banking services for us and our affiliates in the ordinary course of business, for which they received, or will receive, customary fees.

      Prior to this offering, there has been no established market for our common stock. The initial public offering price for the shares of our common stock offered by this prospectus will be determined by negotiation between us and the representatives and may not reflect the market price for our common stock that may prevail following this offering. The principal factors in determining the initial public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospects for our industry;

•	the ability of our management;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future operational results;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that;

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders, will have no liability. In the case of an action for damages, we and the selling stockholders, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      Scudder Law Firm, P.C., L.L.O. of Lincoln, Nebraska, will opine on the validity of our shares of common stock and on certain legal matters in connection with this offering for us and for the selling stockholders. Akin Gump Strauss Hauer & Feld LLP will opine on certain legal matters in connection with this offering for the underwriters. Certain members of Scudder Law Firm own, in the aggregate, 100,000 shares of our common stock, hold options to acquire 20,000 additional shares of our common stock, and own a one-percent interest in Southwest Premier. Heidi Hornung-Scherr, a member of Scudder Law Firm, serves as a director of Central Receivables, Inc., the special purpose subsidiary established by us in connection with our receivables securitization facility. Earl Scudder, a member of Scudder Law Firm, served as one of our directors from our founding in 1997 to September 2003. Mr. Scudder is a director of Swift and Central Refrigerated.

EXPERTS

      The consolidated financial statements of Central Freight Lines, Inc. and Subsidiaries as of December 31, 2001 and 2002, and for each of the years in the three-year period ended December 31, 2002, have been included herein in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002, consolidated financial statements refers to a change in the method of accounting for goodwill and other intangible assets. The consolidated financial statements of Simon Transportation Services Inc. as of September 30, 2000 and 2001 and for each of the years in the three-year period ended September 30, 2001, have been included herein and in the registration statement in reliance upon the report of Arthur Andersen LLP, independent public accountants.

      Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of acquisition that such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement with respect to the statement in such registration statement, report, or valuation, which purports to have been prepared or certified by the accountant. Since Arthur Andersen LLP has not consented to the inclusion of the financial statements of Simon Transportation Services Inc. as of September 30, 2000 and 2001, and for each of the years in the three-year period ended September 30, 2001, into this prospectus or the registration statement of which this prospectus is a part, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements for such fiscal periods or any omissions to state a material fact required to be stated therein.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

      We have filed a registration statement on Form S-1 under the Securities Act to register the shares offered by this prospectus with the Securities and Exchange Commission (“SEC”). The term “registration statement” means the original registration statement and any and all amendments thereto, including the schedules and exhibits to the original registration statement or any amendment. This prospectus is part of that registration statement. However, this prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement, and reference is made to the registration statement for further information regarding us and the common stock. In particular, copies of certain agreements and other documents discussed in this prospectus are qualified by reference to such agreements and other documents as filed.

      When the registration statement becomes effective, we will be subject to the reporting requirements of the Exchange Act and, in accordance therewith, will file reports, proxy statements, and other information with the SEC. The registration statement, including the exhibits and schedules thereto, and the reports, proxy statements, and other information filed by us with the SEC can be inspected and copied at the SEC’s Public Reference Room, located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the Public Reference Room. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. We also provide access to these reports on our website: www.centralfreight.com.

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and July 5, 2003
(Dollars in thousands)

			July 5, 2003
	December 31,	July 5, 2003	(unaudited)
	2002	(unaudited)	(pro forma)

Assets
Cash and cash equivalents	$7,350	$1,654	$1,654
Accounts receivable less allowance for doubtful accounts and revenue adjustments	48,734	56,138	56,138
Other current assets	6,712	7,226	7,226
Deferred income taxes	719	825	4,950

Total current assets	63,515	65,843	69,968
Property and equipment, net	126,751	119,825	119,825
Assets held for sale	1,139	1,139	1,139
Intangibles and other assets, net	4,996	5,494	5,494

Total assets	$196,401	$192,301	$196,426

Liabilities and Stockholders’ Equity
Payable to stockholder	$—	$—	$3,935
Current maturities of long-term debt	12,822	11,037	11,037
Trade accounts payable	22,107	22,293	22,293
Accrued expenses	24,400	23,253	23,253

Total current liabilities	59,329	56,583	60,518
Long-term debt, excluding current maturities	66,689	68,890	68,890
Related party financing	23,543	23,543	23,543
Other liabilities	16,466	15,095	27,488

Total liabilities	$166,027	$164,111	$180,439

Stockholders’ equity:
Preferred stock, $0.001 par value per share, 5,000,000 shares authorized, none issued and outstanding	$—	$—	$—
Common stock, $0.001 par value per share, 60,000,000 shares authorized, 10,868,218 shares issued and outstanding as of December 31, 2002 and July 5, 2003	11	11	11
Additional paid-in capital	16,197	16,197	25,217
Unearned compensation	(1,059)	(941)	(941)
Notes receivable from stockholder	(7,988)	(7,988)	—
Retained earnings (deficit)	23,213	20,911	(8,300)

Total stockholders’ equity	30,374	28,190	15,987
Commitments and contingencies

Total liabilities and stockholders’ equity	$196,401	$192,301	$196,426

See accompanying notes to unaudited consolidated financial statements.

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Two quarters ended June 15, 2002 and July 5, 2003
(Unaudited, dollars in thousands, except per share data)

	Twenty-Four	Twenty-Six
	Weeks Ended	Weeks Ended
	June 15, 2002	July 5, 2003

Operating revenues	$170,026	$198,952

Operating expenses:
Salaries, wages, and benefits	99,037	107,774
Purchased transportation	23,081	29,713
Operating and general supplies and expenses	27,672	34,884
Insurance and claims	6,043	8,386
Building and equipment rentals	2,377	2,405
Depreciation and amortization	8,368	8,556

Total operating expenses	166,578	191,718

Operating earnings	3,448	7,234
Other expense:
Interest expense	3,978	4,596

Earnings (loss) from continuing operations before income taxes	(530)	2,638
Income tax benefit (expense)	1,815	(129)

Net earnings from continuing operations	1,285	2,509
Earnings from discontinued operations, net of tax expense of $52 in 2002	982	—

Net earnings	$2,267	$2,509

Pro forma C Corporation data:
Historical earnings (loss) from continuing operations before income taxes	$(530)	$2,638
Pro forma income tax benefit (expense) attributable to continuing operations	207	(1,029)

Pro forma earnings (loss) from continuing operations	(323)	1,609
Earnings from discontinued operations, net of pro forma income taxes of $403 in 2002	631	—

Pro forma net earnings	$308	$1,609

Pro forma earnings (loss) per share:
Basic:
Pro forma earnings (loss) from continuing operations	$(0.03)	$0.15
Earnings from discontinued operations, net of pro forma income taxes of $403 in 2002	0.06	—
Pro forma net earnings	0.03	0.15
Diluted:
Pro forma earnings (loss) from continuing operations	$(0.03)	$0.13
Earnings from discontinued operations, net of pro forma income taxes of $403 in 2002	0.05	—
Pro forma net earnings	0.03	0.13

See accompanying notes to unaudited consolidated financial statements.

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Two quarters ended June 15, 2002 and July 5, 2003
(Unaudited, dollars in thousands)

	Twenty-Four	Twenty-Six
	Weeks Ended	Weeks Ended
	June 15, 2002	July 5, 2003

Cash flows from operating activities:
Net earnings	$2,267	$2,509
Adjustments to reconcile net earnings to net cash provided by operating activities:
Bad debt expense	372	694
Equity in loss (earnings) of affiliate	3	(6)
Depreciation and amortization	9,695	8,556
Deferred income taxes	(844)	(215)
Unearned compensation	6	119
Changes in operating assets and liabilities, net of effects of acquisition and disposition:
Accounts receivable	(1,821)	(8,098)
Other assets	65	(1,010)
Trade accounts payable	4,078	186
Claims and insurance accruals	5,477	2,412
Accrued expenses and other liabilities	(3,969)	(4,818)

Net cash provided by operating activities	15,329	329

Cash flows from investing activities:
Additions to property and equipment	(3,465)	(1,862)
Proceeds from sale of property and equipment	237	232
Cash paid for acquisition of business, net of cash acquired	(2,606)	—

Net cash used in investing activities	(5,834)	(1,630)

Cash flows from financing activities:
Proceeds from long-term debt	169,776	19,114
Repayments of long-term debt	(171,419)	(18,698)
Distributions to stockholders	—	(4,811)

Net cash used in financing activities	(1,643)	(4,395)

Net increase (decrease) in cash	7,852	(5,696)
Cash at beginning of period	187	7,350

Cash at end of period	$8,039	$1,654

See accompanying notes to unaudited consolidated financial statements.

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

June 15, 2002 and July 5, 2003
(Dollars in thousands except per share data)

(1)	Basis of Presentation

      Pursuant to the rules and regulations of the Securities and Exchange Commission, the accompanying consolidated financial statements of Central Freight Lines, Inc. and its wholly owned subsidiaries (the Company or Central) have been prepared by Central, without audit by independent certified public accountants. In the opinion of management, the unaudited consolidated financial statements include all normal recurring adjustments necessary to present fairly the information required to be set forth therein. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted from these statements pursuant to such rules and regulations and, accordingly, should be read in conjunction with the consolidated financial statements as of December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002, included in this registration statement.

      The Company’s fiscal year ends on December 31. During fiscal 2002, the Company’s first three fiscal quarters consisted of 12 weeks each, and the fourth fiscal quarter consisted of 16 weeks. Commencing January 1, 2003, the Company’s fiscal year consists of four quarters, each with 13 weeks.

(2)	Stock-Based Compensation

      The Company accounts for its stock-based employee compensation plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and Related Interpretations. As such, the Company records compensation expense only if the fair value of the underlying stock exceeds the exercise price on the date of grant. The following table illustrates the effect on adjusted pro forma net (loss) earnings and adjusted pro forma net (loss) earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and as allowed by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB No. 123, to stock-based employee compensation and had the Company been a C corporation in such periods.

		Twenty-Six
	Twenty-Four	Weeks
	Weeks Ended	Ended
	June 15, 2002	July 5, 2003

Net earnings, as reported	$2,267	$2,509
Add:
Stock-based employee compensation expense included in reported net earnings, net of related tax effects	6	119
Deduct:
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(855)	(129)

Pro forma net earnings	1,418	2,499
Pro forma federal income tax adjustment	(1,639)	(843)

Adjusted pro forma net (loss) earnings	$(221)	$1,656

Adjusted pro forma net (loss) earnings per share:
Basic	$(0.02)	$0.15
Diluted	(0.02)	0.13

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(3)	Acquisition and Discontinued Operations

      On April 22, 2002, the Company, through its subsidiary Central Refrigerated Service, Inc. (Central Refrigerated), acquired substantially all of the operations and assets of Simon Transportation in exchange for cash and the assumption of certain liabilities.

      Effective December 31, 2002, the Company transferred all of its outstanding shares of Central Refrigerated to the principal shareholder of the Company and one of his affiliates in exchange for the cancellation of approximately $14,700 of debt owed by the Company to them. Accordingly, the operating results of Central Refrigerated have been reflected as discontinued operations in the accompanying consolidated statement of operations for the twenty-four weeks ended June 15, 2002. As part of this disposition, the Company agreed to pay approximately $8,300 to Central Refrigerated from proceeds of an initial public offering. The $8,300 payment will be recorded as expense upon closing of the Company’s initial public offering.

(4)	Change in Accounting Estimate

      In the first quarter of 2003, the Company revised the estimated useful lives and salvage values of certain classes of property and equipment to more appropriately reflect how the assets are expected to be used over time. If the Company had not changed the estimated useful lives of such property and equipment, additional depreciation expense of approximately $290 would have been recorded during the twenty-six weeks ended July 5, 2003. Accordingly, the change in estimate resulted in an increase in net earnings of approximately $290 for the twenty-six weeks ended July 5, 2003.

(5)	New Accounting Standards

      In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. This interpretation addresses the disclosures to be made by a guarantor and requires a guarantor to recognize a liability for the fair value of a guarantee. In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. The adoption of FIN 45 and FIN 46 did not have a material impact on the consolidated financial statements.

      In May 2003, the Financial Accounting Standards Board issued Statement (FASB) No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150), which requires that certain financial instruments be presented as liabilities that were previously presented as equity or as temporary equity. Such instruments include mandatory redeemable preferred and common stock, and certain options and warrants. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and is generally effective at the beginning of the first interim period beginning after June 15, 2003. At this time, management estimates that the adoption of SFAS 150 will not have any impact on the Company’s consolidated financial statements.

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6) Pro Forma Earnings Per Share

      Pro forma earnings per share was calculated as follows:

	Twenty-Four	Twenty-Six
	Weeks Ended	Weeks Ended
	June 15, 2002	July 5, 2003

Net earnings	$2,267	$2,509
Pro forma federal tax adjustment	(1,959)	(900)

Pro forma net earnings	$308	$1,609

Shares:
Basic shares (weighted average shares outstanding)	10,868,218	10,868,218
Dilutive effect of stock options	1,161,443	1,809,047

Diluted shares outstanding	12,029,661	12,677,265

Pro forma basic earnings per share	$0.03	$0.15
Pro forma diluted earnings per share	0.03	0.13

      For the twenty-four weeks ended June 15, 2002, and the twenty-six weeks ended July 5, 2003, 405,236 and 305,444 stock options were anti-dilutive, and have been excluded from the calculation of diluted earnings per share.

(7) Long-term Debt and Related Party Financing

(a) Long-term Debt

      Long-term debt consists of the following:

	December 31,	July 5,
	2002	2003

Securitization Facility	$25,500	$30,500
Revolving Facility	—	2,400
Equipment notes payable	22,145	17,970
Capital lease obligations	31,866	29,057

	79,511	79,927
Less current portion	12,822	11,037

	$66,689	$68,890

      The Company has a $40,000 revolving accounts receivable securitization facility (the Securitization Facility) and a $19,000 revolving credit facility (the Revolving Facility). Under the Securitization Facility, the Company, on a revolving basis, sells its interest in its accounts receivable to Central Receivables, a wholly-owned special purpose subsidiary. The assets and liabilities of Central Receivables are included in the consolidated financial statements of the Company. The Company can receive up to $40,000 of proceeds, subject to eligible receivables, and will pay a service fee recorded as interest expense, as defined in the agreement. The Company will pay commercial paper interest rates plus an applicable margin on the proceeds received. Interest is generally payable monthly. The proceeds received have been reflected as a long-term liability in the consolidated financial statements as the committed termination date is April 27, 2005. The Securitization Facility includes certain restrictions and financial covenants. As of July 5, 2003, borrowings outstanding under the Securitization Facility were $30,500 with a weighted average interest rate of 2.24%. The Company must pay a commitment fee equal to 0.2% per annum of 102% of the facility limit minus the

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

aggregate principal balance, as well as an administrative fee equal to 0.15% per annum of the uncommitted balance. At July 5, 2003, the Company had $1,684 available under the Securitization Facility.

      Under the Revolving Facility, the Company can receive up to $19,000 of proceeds, secured by certain revenue equipment. On July 5, 2003, the Company had outstanding borrowings of $2,400 under this facility. The Revolving Facility accrues interest at either a variable base rate equal to the bank’s prime lending rate or at a variable rate equal to LIBOR plus 175 basis points (4.0% at July 5, 2003). Interest is payable in periods from one to three months at the option of the Company. The Company must maintain certain financial and nonfinancial covenants. The Company also had letters of credit of $13,746 outstanding under the Revolving Facility at July 5, 2003. The Company must pay a commitment fee equal to 0.25% per annum on the daily unused Revolving Facility as well as a letter of credit fee equal to 1.75% per annum on the average daily amount of the letters of credit. The maturity date of the Revolving Facility is October 31, 2004. At July 5, 2003, the Company had $2,854 available under the Revolving Facility.

      The Company has entered into a number of note agreements with a third party to acquire equipment for use in its operations. The balance of these notes was $22,145 and $17,970 at December 31, 2002, and July 5, 2003, respectively. These notes with fixed interest rates ranging from 6.75% to 8.9% mature at various dates through July 2006 and require monthly principal and interest payments through maturity. These notes are secured by the equipment acquired.

(b)	Related Party Financing

      In 1998, the Company entered into an agreement with Southwest Premier, an entity controlled by the Company’s principal stockholder, for the sale and leaseback of the land, structures and improvements of certain of the Company’s terminals. For financial accounting purposes, this transaction has been accounted for as a financing arrangement. Consequently, the related land, structures and improvements remain on the Company’s balance sheet. The initial lease term is for ten years with options for an additional ten years at the then fair market rental rate. On February 20, 2003, the lease agreement under the related party financing was amended to increase the aggregate annual payments from $2,930 to $6,267, which the Company believes represents the fair market value of these leases.

      Since the fair value of the properties sold and leased back has always equaled or exceeded the proceeds from the financing arrangement, the annual lease payments have been reflected as a cost of the financing and recorded as interest expense. The amount outstanding under the financing agreement was $23,543 at December 31, 2002, and July 5, 2003.

(8) Income Taxes

      Central and its subsidiaries have elected S Corporation status for federal income tax purposes. Accordingly, the accompanying consolidated financial statements do not include the effects of federal income taxes and income taxes consist solely of state income taxes.

      In 1998, the Company elected S Corporation status for federal income tax purposes. Due to the uncertainty of the recognition of certain items as an S Corporation versus a C Corporation, the Company recorded a $1,784 reserve for the contingent expense that could have resulted from any related tax assessments. In June 2002, the Company determined that this reserve was no longer necessary. Accordingly, during the quarter ended June 15, 2002, the Company reversed the amount of the reserve as a reduction of income tax expense.

(9) Cash Flow Information

      Short-term interest-bearing instruments with maturities of three months or less at the date of purchase are considered cash equivalents.

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During the twenty-four weeks ended June 15, 2002, and the twenty-six weeks ended July 5, 2003, the Company paid cash for interest of $4,061 and $4,194, respectively.

      During the twenty-four weeks ended June 15, 2002, and the twenty-six weeks ended July 5, 2003, the Company paid cash for income taxes of $57 and $0, respectively.

(10) Contingencies

      The Company is involved in certain claims and pending litigation arising from the normal conduct of business. Based on the present knowledge of the facts, management believes the resolution of the claims and pending litigation will not have a materially adverse effect on the financial position, results of operations or liquidity of the Company.

      In September 2003, management was notified by its insurance carrier that the exposure related to two open claims would likely reach the Company’s $1,000 deductible. The Company recorded the related expense of $1,773 as of July 5, 2003.

      The Company is subject to loss contingencies pursuant to federal, state and local environmental regulations dealing with the transportation, storage, presence, use, disposal, and handling of hazardous materials, discharge of storm water and fuel storage tanks. Environmental liabilities, including remediation costs, are accrued when amounts are probable and are reasonably estimatable.

(11) Related-Party Transactions

      During the twenty-four weeks ended June 15, 2002, and the twenty-six weeks ended July 5, 2003, the Company incurred approximately $10,044 and $12,209, respectively, for transportation services provided by companies for which the Company’s principal stockholder is the Chairman. At December 31, 2002, and July 5, 2003, the Company had payables of $518 and $2,645, respectively, for these transportation services.

      During the twenty-four weeks ended June 15, 2002 and the twenty-six weeks ended July 5, 2003, the Company incurred $43 and $214, respectively, to an entity owned by a stockholder of the Company for legal services.

      During the twenty-four weeks ended June 15, 2002, and the twenty-six weeks ended July 5, 2003, the Company had tire sales of approximately $1,663 and $962 to an affiliate.

      Effective February 20, 2003, the Company amended its lease agreements with a related party that were recorded as operating leases to reduce the aggregate annual rent from $1,447 to $899. When combined with the change to the lease recorded as a financing arrangement discussed in note 7(b), the aggregate annual rent to the related party under all leases increased to $7,166 from $4,377. During the twenty-four weeks ended June 15, 2002, and the twenty-six weeks ended July 5, 2003, the Company incurred $683 and $522, respectively, to the related party under the operating leases.

      During the twenty-four weeks ended June 15, 2002, and the twenty-six weeks ended July 5, 2003, the Company incurred $232 and $346, respectively to lease the land and improvements of five terminals from its principal stockholder and one of his affiliates.

(12) Stock Options

      On January 13, 2003, the Company granted 100,000 options at an exercise price of $5.86 to its newly hired Senior Vice President of Marketing. The options vest over five years and expire ten years from the date of grant.

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(13) Health Plan Amendment

      During the first quarter of 2003, the Company amended one of its health plans resulting in a reduction of benefits. The Company recorded a gain of $2,489 as a result of this amendment.

(14) Pro Forma Information

      In connection with its initial public offering, the Company will convert from an S Corporation to a C Corporation for federal income tax purposes. The unaudited pro forma consolidated balance sheet is based upon the historical consolidated balance sheet and gives effect to (i) the estimated distribution of the $4,218 undistributed S Corporation accumulated adjustments account to the Company’s existing stockholders immediately prior to the offering through an increase in current maturities of long-term debt, (ii) the reclassification of remaining retained earnings to additional paid in capital, (iii) the establishment of net current deferred tax assets of approximately $4,125 and net long-term deferred tax liabilities of approximately $12,393 as a result of the conversion to C corporation status, and (iv) an $8,300 charge to earnings related to a payment of an $8,300 payable to Central Refrigerated upon completion of the initial public offering, which will be more than offset by receipt of an approximately $8,600 receivable (including $595 of unaccrued interest) due from the owner of Central Refrigerated.

				Deferred
		Deferred		Income		Note
		Income Tax		Tax	Additional	Receivable
		Asset —	Payable to	Liability —	Paid-in	from	Retained
		Current	Stockholder	Long-term	Capital	Stockholder	Earnings

(i)	Distribution	$—	$(4,218)	$—	$—	$—	$4,218
(ii)	Elimination of remaining retained earnings	—		—	(8,425)	—	8,425
(iii)	Establishment of deferred tax assets and liabilities	4,125	—	(12,393)	—	—	8,268
(iv)	Payment to principal stockholder and affiliates	—	283	—	(595)	(7,988)	8,300

      The unaudited pro forma consolidated statements of operations for the twenty-four weeks ended June 15, 2002, and the twenty-six weeks ended July 5, 2003, are based on the historical consolidated statements of operations and give effect to pro forma income taxes as if the Company were a C corporation for the entire duration of all periods presented.

(15) Subsequent Event

      The Company is filing a registration statement for an initial public offering of its common stock, the proceeds of which will be used to repay existing debt, make certain distributions and payments to stockholders, and the remainder will be used for general corporate purposes, including working capital.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors
Central Freight Lines, Inc.:

      We have audited the accompanying consolidated balance sheets of Central Freight Lines, Inc. (a Nevada S Corporation) and subsidiaries (the Company) as of December 31, 2001 and 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Freight Lines, Inc. and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets in 2002.

KPMG LLP

Dallas, Texas

February 20, 2003

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2002
(Dollars in thousands)

	2001	2002

Assets
Cash and cash equivalents	$187	$7,350
Accounts receivable less allowance for doubtful accounts and revenue adjustments of $6,703 in 2001 and $5,144 in 2002	41,755	48,734
Other current assets	6,636	6,712
Deferred income taxes	1,028	719
Advances to affiliate	367	—

Total current assets	49,973	63,515
Property and equipment, net	139,954	126,751
Assets held for sale	1,148	1,139
Intangibles and other assets, net	4,802	4,996

Total assets	$195,877	$196,401

Liabilities and Stockholders’ Equity
Current maturities of long-term debt	$12,273	$12,822
Trade accounts payable	16,424	22,107
Accrued expenses	26,224	24,400

Total current liabilities	54,921	59,329
Long-term debt, excluding current maturities	75,454	66,689
Related party financing	23,543	23,543
Other liabilities	18,657	16,466

Total liabilities	172,575	166,027

Stockholders’ equity:
Preferred stock; $0.001 par value per share; 5,000,000 shares authorized; none issued or outstanding	$—	$—
Common stock; $0.001 par value per share; authorized 60,000,000 shares; issued 11,692,572 in 2001 and 10,868,218 in 2002; outstanding 10,868,218 in 2001 and 2002	12	11
Additional paid-in capital	17,094	16,197
Unearned compensation	—	(1,059)
Notes receivable from stockholder and affiliate	(6,688)	(7,988)
Retained earnings	14,671	23,213
Treasury stock at cost, 824,354 shares in 2001, no shares in 2002	(1,787)	—

Total stockholders’ equity	23,302	30,374
Commitments and contingencies

Total liabilities and stockholders’ equity	$195,877	$196,401

See accompanying notes to consolidated financial statements.

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2000, 2001, and 2002
(Dollars in thousands except per share amounts)

	2000	2001	2002

Operating revenues	$362,649	$395,702	$371,445

Operating expenses:
Salaries, wages, and benefits	211,751	232,714	208,754
Purchased transportation	35,525	49,447	49,912
Operating and general supplies and expenses	65,100	68,501	60,656
Insurance and claims	10,243	14,209	14,024
Building and equipment rentals	4,099	5,093	5,020
Depreciation and amortization	18,980	21,241	17,974

Total operating expenses	345,698	391,205	356,340

Operating earnings	16,951	4,497	15,105
Other expense:
Interest expense	8,768	8,208	7,975

Earnings (loss) from continuing operations before income taxes	8,183	(3,711)	7,130
Income tax benefit (expense)	(402)	119	1,412
Discontinued operations	—	—	—

Net earnings (loss)	$7,781	$(3,592)	$8,542

Pro forma C Corporation data (unaudited):
Historical earnings (loss) from continuing operations before income taxes	$8,183	$(3,711)	$7,130
Pro forma income tax benefit (expense)	(3,243)	1,108	(2,781)

Pro forma net earnings (loss)	$4,940	$(2,603)	$4,349

Pro forma earnings (loss) per share:
Basic	$0.45	$(0.24)	$0.40
Diluted	$0.42	$(0.24)	$0.36

See accompanying notes to consolidated financial statements.

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31, 2000, 2001, and 2002
(Dollars in thousands)

	Common Stock

	Shares, Net of		Additional		Notes Receivable			Total
	Treasury		Paid-in	Unearned	from Stockholder	Retained	Treasury	Stockholders’
	Shares	Amount	Capital	Compensation	and Affiliate	Earnings	Stock	Equity

Balances at December 31, 1999	11,196,404	$11	$16,748	$—	$—	$13,647	$—	$30,406
Purchase of treasury stock	(1,108,736)	—	—	—	—	—	(2,169)	(2,169)
Options exercised	858,126	1	346	—	—	—	886	1,233
Net earnings	—	—	—	—	—	7,781	—	7,781
Distributions paid	—	—	—	—	—	(1,674)	—	(1,674)

Balances at December 31, 2000	10,945,794	12	17,094	—	—	19,754	(1,283)	35,577
Purchase of treasury stock	(77,576)	—	—	—	—	—	(504)	(504)
Advances to stockholders and affiliate	—	—	—	—	(6,688)	—	—	(6,688)
Net loss	—	—	—	—	—	(3,592)	—	(3,592)
Distributions paid	—	—	—	—	—	(1,491)	—	(1,491)

Balances at December 31, 2001	10,868,218	12	17,094	—	(6,688)	14,671	(1,787)	23,302
Issuance of common shares	11,148	—	—	—	—	—	—	—
Purchase of treasury stock	(11,148)	—	—	—	—	—	(300)	(300)
Retirement of treasury stock	—	(1)	(2,086)	—	—	—	2,087	—
Advances to stockholder	—	—	—	—	(1,300)	—	—	(1,300)
Net earnings	—	—	—	—	—	8,542	—	8,542
Stock option compensation	—	—	1,189	(1,059)	—	—	—	130

Balances at December 31, 2002	10,868,218	$11	$16,197	$(1,059)	$(7,988)	$23,213	$—	$30,374

See accompanying notes to consolidated financial statements.

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2000, 2001, and 2002
(Dollars in thousands)

	2000	2001	2002

Cash flows from operating activities:
Net earnings (loss)	$7,781	$(3,592)	$8,542
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Bad debt expense	3,768	3,025	82
Equity in loss (earnings) of affiliate	(142)	140	(4)
Loss on sale of subsidiary	—	—	1,256
Depreciation and amortization	18,980	21,241	22,819
Deferred income taxes	347	(188)	712
Unearned compensation	—	—	130
Change in operating assets and liabilities, net of purchase accounting effects:
Accounts receivable	(3,979)	(3,638)	(3,985)
Other assets	(1,451)	496	(1,078)
Trade accounts payable	(6,573)	5,098	7,662
Claims and insurance accruals	(229)	5,434	1,601
Accrued expenses and other liabilities	1,673	1,086	(2,579)

Net cash provided by operating activities	20,175	29,102	35,158

Cash flows from investing activities:
Additions to property and equipment	(13,982)	(10,186)	(6,008)
Proceeds from sale of property and equipment	1,941	847	1,980
Cash paid for acquisition of businesses	—	(422)	(2,606)
Cash of subsidiary sold	—	—	(1,197)
Advances to stockholders and affiliates	(12,025)	(21,348)	(1,300)
Repayment of advances to affiliate	7,776	14,567	367

Net cash used in investing activities	(16,290)	(16,542)	(8,764)

Cash flows from financing activities:
Proceeds from long-term debt	414,849	458,607	149,508
Repayments of long-term debt	(416,318)	(469,200)	(168,072)
Proceeds from issuance of common stock	1,233	—	—
Initial public offering costs	—	—	(367)
Purchase of treasury stock	(2,169)	(504)	(300)
Distributions paid	(1,674)	(1,491)	—

Net cash used in financing activities	(4,079)	(12,588)	(19,231)

Net increase (decrease) in cash	(194)	(28)	7,163
Cash at beginning of year	409	215	187

Cash at end of year	$215	$187	$7,350

See accompanying notes to consolidated financial statements.

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000, 2001, and 2002
(Dollars in thousands except per share amounts)

(1) Business of the Company

      Central Freight Lines, Inc. is a Nevada holding company that owns Central Freight Lines, Inc a Texas corporation (collectively, the Company or Central). Central is a regional less than truckload (LTL) trucking company that has operations in one reportable segment that are concentrated in the Southwestern region of the United States of America. Central maintains alliances with other similar companies to complete transportation of shipments outside of its operating territory. During the three years ended December 31, 2002, the preponderance of the Company’s freight was either picked up or delivered in Texas, representing a concentration of risk to economic conditions of Texas.

(2) Summary of Significant Accounting Policies and Practices

(a) Basis of Presentation and Principles of Consolidation

      The consolidated financial statements include the accounts of Central and its subsidiaries. All significant intercompany balances and transactions of the consolidated subsidiaries have been eliminated. As discussed in note 3, the Company acquired and disposed of Central Refrigerated Service, Inc. (Central Refrigerated) during 2002. Central Refrigerated has been accounted for as a discontinued operation.

      For the three years ended December 31, 2002, the Company used 13 four-week accounting periods with 12 weeks in each of the first three fiscal quarters and 16 weeks in the fourth fiscal quarter. Effective January 1, 2003, the Company changed to four, thirteen-week fiscal quarters.

(b) Use of Estimates

      Management of the Company makes estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reporting of revenues and expenses during the reporting periods to prepare the financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(c) Tires in Service

      The Company capitalizes tires placed in service on new revenue equipment as a part of the equipment cost. Replacement tires and costs for recapping tires are expensed at the time the tires are placed in service.

(d) Property and Equipment

      Property and equipment are recorded at cost. Prior to 2002, depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of 3 to 7 years for revenue and service equipment, 3 to 20 years for buildings and improvements and 3 to 7 years for furniture and office equipment.

      In the first quarter of 2002, the Company revised the estimated useful lives and salvage values of certain classes of property and equipment to more appropriately reflect how the assets are expected to be used over time. Beginning in 2002, depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of 5 to 12 years for revenue and service equipment. If the Company had not changed the estimated useful lives of such property and equipment, additional depreciation expense of approximately $2,939 would have been recorded during the year ended December 31, 2002. The change in estimates resulted in an increase of net earnings of approximately $2,807 for the year ended December 31, 2002.

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Net gains (losses) on the disposition of property and equipment were $602, $33 and ($1) for the years ended December 31, 2000, 2001 and 2002 respectively.

(e) Impairment of Long-Lived Assets

      The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. There were no impairments during fiscal 2000, 2001 or 2002.

      The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, on January 1, 2002. As of that date, goodwill is no longer amortized but is tested annually for impairment using a fair value approach. Pursuant to SFAS 142, Central has determined that, as of January 1, 2002, there has been no impairment to the carrying value of goodwill.

      The following table presents the impact of SFAS 142 on adjusted pro forma net earnings (loss) and adjusted pro forma earnings (loss) per share had the standard been in effect for the years ended December 31, 2000 and 2001 and had the Company been a C corporation in such years (in thousands, except per share amounts):

	2000	2001

Net earnings (loss) as reported	$7,781	$(3,592)
Pro forma income tax adjustment	(2,841)	989

Pro forma net earnings (loss)	4,940	(2,603)
Add back: goodwill amortization	329	346

Adjusted pro forma net earnings (loss)	$5,269	$(2,257)

Pro forma basic earnings (loss) per share:
Pro forma net earnings (loss)	$0.45	$(0.24)
Goodwill amortization	0.03	(0.03)

Adjusted pro forma net earnings (loss)	$0.48	$(0.21)

Pro forma diluted earnings (loss) per share:
Pro forma net earnings (loss)	$0.42	$(0.24)
Goodwill amortization	0.03	(0.03)

Adjusted pro forma net earnings (loss)	$0.45	$(0.21)

(f) Revenue Recognition

      The Company recognizes revenue upon the delivery of the related freight.

(g) Income Taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

      The Company has elected S corporation status under which federal income tax attributes flow directly to the stockholders. Accordingly, the accompanying consolidated financial statements do not include federal income taxes. In connection with its initial public offering, the Company will convert to a C corporation for federal income tax purposes. See notes 18 and 21.

(h) Credit Risk

      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the Company’s large number of customers and the diverse range of industries which they represent. As of December 31, 2001 and 2002, the Company had no significant concentrations of credit risk.

(i) Stock-Based Compensation

      The Company has a stock-based employee compensation plan, which is described more fully in note 9. The Company accounts for that plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, the Company records compensation expense only if the fair value of the underlying stock exceeds the exercise price on the date of grant. The following table illustrates the effect on adjusted pro forma net earnings (loss) and adjusted pro forma earnings (loss) per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, and as allowed by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB No. 123, to stock-based employee compensation and had the Company been a C corporation in such years.

	2000	2001	2002

Net earnings (loss), as reported:	$7,781	$(3,592)	$8,542
Add:
Stock-based employee compensation expense included in reported net earnings, net of related tax effects	4,039	—	130
Deduct:
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4,325)	(120)	(1,761)

Pro forma net earnings (loss)	7,495	(3,712)	6,911
Pro forma federal income tax adjustment (unaudited)	(2,748)	1,028	(4,223)

Adjusted pro forma net earnings (loss) (unaudited)	$4,747	$(2,684)	$2,688

Adjusted pro forma net earnings (loss) per share (unaudited):
Basic	$0.43	$(0.25)	$0.25
Diluted	0.41	(0.25)	0.22

      In 2002, the Company granted options at an exercise price that was less than fair value, resulting in approximately $1,189 of compensation to employees which is being expensed over the vesting period of these options. Compensation expense of $130 was recognized in 2002.

      In 2000, the Company purchased 250,610 shares of stock from certain executives. Compensation expense of $4,039 was recorded to reflect the excess of the amount paid over the fair value of such stock.

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(j) Claims and Insurance Accruals

      Claims accruals represent the estimated costs to repair and replace damaged goods resulting from cargo claims. Insurance accruals reflect the estimated cost of claims for bodily injury and property damage, workers’ compensation and employee health care not covered by insurance. These liabilities for self-insurance are accrued based on claims incurred and on estimates of both unasserted and unsettled claims which are assessed based on management’s evaluation of the nature of the claims and the Company’s past claims experience. The portion of the accrual classified as a current liability represents management’s estimate of that portion of the claims that will be settled in the next twelve months. Total claims and insurance accruals were $19,555 and $18,756 at December 31, 2001 and 2002, respectively.

      While management believes that amounts included in the accompanying financial statements are adequate, such estimates may be more or less than the amounts ultimately paid when the claims are settled. The estimates are continually reviewed and any changes are reflected in current operations.

(k) Pro Forma Earnings (Loss) Per Share

      Pro forma earnings (loss) per share has been calculated as if the Company were a C corporation for federal income tax purposes. Pro forma basic earnings (loss) per share is calculated using the weighted average number of shares outstanding. The weighted average shares outstanding used in the calculation of pro forma diluted earnings (loss) per share includes the dilutive effect of options to purchase common stock, calculated using the treasury stock method.

(l) Recently Issued Accounting Standards

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, that superseded SFAS No. 121 and APB Opinion No. 30. SFAS 144 provides guidance on differentiating between assets held and used, held for sale, and held for disposal other than by sale, and the required valuation of such assets. SFAS 144 is effective for fiscal years beginning after December 15, 2001. In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, which is effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF No. 94-3 such liabilities were recognized at the commitment date of an exit plan. The adoption of SFAS No. 144 and SFAS No. 146 in 2002 did not have an impact on the Company’s consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123. SFAS 148 provides three alternative transition methods for companies that choose to adopt the fair value measurement provisions of SFAS 123 with respect to stock-based compensation. SFAS No. 148 also amends the disclosure requirements in SFAS 123. Other than the additional disclosure requirements that have been provided in the accompanying notes to the consolidated financial statements, SFAS 148 did not affect the Company as it did not adopt the fair value measurement provisions of SFAS 123.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. This interpretation addresses the disclosures to be made by a guarantor and requires a guarantor to recognize a liability for the fair value of a guarantee. In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. The Company does not believe that these pronouncements will have a significant impact on its consolidated financial statements.

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(m) Reclassifications

      Certain prior year amounts have been reclassified to conform with the current year presentation.

(3) Acquisition and Discontinued Operations

      On April 22, 2002, the Company, through its subsidiary Central Refrigerated, acquired substantially all of the operations and assets of Simon Transportation Services Inc. DIP, and its subsidiaries, Dick Simon Trucking, Inc. DIP and Simon Terminal LLC DIP (collectively, Simon Transportation) in exchange for cash and the assumption of certain liabilities. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by the Company’s management based on information currently available and on assumptions as to future operations. The total consideration paid was approximately $600 less than the estimated fair value of the acquired assets and was recorded as a reduction to property and equipment. In connection with this acquisition, the Company borrowed approximately $3,300 and assumed certain notes payable to Central’s principal stockholder and affiliates totaling $11,400. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed in the acquisition:

Assets acquired:
Current assets	$26,511
Property and equipment	57,271
Other assets	55

Total assets acquired	83,837
Less:
Notes payable to shareholder and affiliate	(11,400)
Liabilities assumed	(69,104)
Direct costs of the acquisition	(727)

Cash consideration paid	$2,606

      The following unaudited pro forma consolidated results of operations for the years ended December 31, 2001 and 2002 assume the Central Refrigerated acquisition was completed on January 1, 2001:

	2001	2002

Net loss	$(46,144)	$(26,723)
Loss per share:
Basic	(4.23)	(2.46)
Diluted	(4.23)	(2.46)

      Effective December 31, 2002, the Company transferred all of its outstanding shares of Central Refrigerated to the principal shareholder of the Company and one of his affiliates in exchange for the cancellation of approximately $14,700 of debt owed by the Company to them. The purchase price was based on the beginning equity of Central Refrigerated. As such, the net book value of Central Refrigerated assets exceeded the purchase price by the amount of current year earnings of Central Refrigerated. Thus, the loss on disposal of Central Refrigerated is offset by the earnings from its operations as follows:

Earnings from discontinued operations	$1,256
Loss on disposal	(1,256)

Net earnings from discontinued operations	$—

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Included in the earnings from discontinued operations is Central Refrigerated depreciation expense of $4,845.

      As part of this disposition, the Company agreed to pay approximately $8,300 to the stockholders of Central Refrigerated only if the Company is able to complete its initial public offering. The $8,300 payment will be recorded as expense upon closing of the Company’s initial public offering.

(4)	Property and Equipment

      Property and equipment consist of the following at December 31, 2001 and 2002:

	2001	2002

Revenue and service equipment	$154,123	$156,106
Land	11,822	11,822
Structures and improvements	27,315	27,463
Furniture and office equipment	7,298	8,132

	200,558	203,523
Less accumulated depreciation and amortization	60,604	76,772

	$139,954	$126,751

      Revenue and service equipment includes assets under capitalized leases of $42,143 and $44,816 at December 31, 2001 and 2002, respectively, and related accumulated amortization of $6,172 and $11,338 at December 31, 2001 and 2002, respectively.

      In 2002, the Company closed certain terminals that were being financed by a related party (see note 7(b)). These assets, which consist of land and structures, are no longer in service and are classified as assets held for sale in the amounts of $1,148 and $1,139 as of December 31, 2001 and 2002, respectively. No gain or loss has been recognized on these assets in the accompanying consolidated statements of operations.

(5)	Intangible and Other Assets

      Intangible assets and other assets consist of the following at December 31, 2001, and 2002.

	2001	2002

Goodwill	$5,197	$5,197
Other assets	784	1,194
Accumulated amortization	(1,179)	(1,395)

	$4,802	$4,996

      Goodwill has been amortized on a straight-line basis over 15 years in 2001. On January 1, 2002, the Company adopted SFAS 142, and therefore did not amortize goodwill in 2002 (see note 2(e)).

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6)	Accrued Expenses

      Current accrued expenses consist of the following at December 31, 2001, and 2002:

	2001	2002

Employee related compensation and benefits	$11,697	$10,843
Claims and insurance accruals	13,375	12,148
Other accrued expenses	1,152	1,409

	$26,224	$24,400

(7)	Long-Term Debt and Related Party Financing

(a)	Long-Term Debt

      Long-term debt consists of the following at December 31, 2001, and 2002:

	2001	2002

Securitization Facility	$—	$25,500
Revolving Facility	16,109	—
Term loan facility	8,508	—
Equipment notes payable	28,600	22,145
Capital lease obligations (see note 13)	34,510	31,866

	87,727	79,511
Less current portion	12,273	12,822

	$75,454	$66,689

      On April 30, 2002, the Company entered into a $40,000 revolving accounts receivable securitization facility (the Securitization Facility) and a $14,000 revolving credit facility (the Revolving Facility). Under the Securitization Facility, the Company, on a revolving basis, sells its interests in its accounts receivable to Central Receivables, a wholly-owned, special purpose subsidiary. The assets and liabilities of Central Receivables are included in the consolidated financial statements of the Company. The Company can receive up to $40,000 of proceeds, subject to eligible receivables and will pay a service fee recorded as interest expense, as defined in the agreement. The Company will pay commercial paper interest rates plus an applicable margin on the proceeds received. Interest is generally payable monthly. The proceeds received have been reflected as a long-term liability in the financial statements as the committed termination date is April 30, 2004. The Securitization Facility includes certain restrictions and financial covenants. As of December 31, 2002, borrowings outstanding under the Securitization Facility were $25,500 with a weighted average interest rate of 2.90%. The proceeds were used to extinguish the Company’s previous revolving credit facility and term loan facility. The Company must pay a commitment fee equal to 0.2% per annum of 102% of the facility limit minus the aggregate principal balance, as well as an administrative fee equal to 0.15% per annum of the uncommitted balance. At December 31, 2002, the Company had $1,476 available under the Securitization Facility.

      Under the Revolving Facility, the Company can receive up to $14,000 of proceeds, secured by certain revenue equipment. On December 31, 2002, the Company had no outstanding borrowings under this facility. The Revolving Facility accrues interest at either a variable base rate equal to the bank’s prime lending rate or at a variable rate equal to LIBOR plus 175 basis points. Interest is payable in periods from one to three months at the option of the Company. The Company must maintain certain financial and nonfinancial covenants. The Company also had letters of credit of $11,125 outstanding under the Revolving Facility at

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2002. The Company must pay a commitment fee equal to 0.25% per annum on the daily unused Revolving Facility as well as a letter of credit fee equal to 1.75% per annum on the average daily amount of the letters of credit. The maturity date of the Revolving Facility is April 30, 2004. At December 31, 2002, the Company had $2,875 available under the Revolving Facility.

      The Company has entered into a number of note agreements with a third party to acquire equipment for use in its operations. The balance of these notes was $28,600 and $22,145 at December 31, 2001 and 2002, respectively. These notes with fixed interest rates ranging from 6.75% to 8.90% mature at various dates through July 2006 and require monthly principal and interest payments through maturity. These notes are secured by the equipment acquired.

(b)	Related-Party Financing

      In 1998, the Company entered into an agreement with Southwest Premier Properties, L.L.C. (Southwest Premier), an entity controlled by the Company’s principal stockholder, for the sale and leaseback of the land, structures and improvements of thirty-six of the Company’s terminals and one additional Waco, Texas property. The sale price for the properties was $27,755. Annual payments initially were approximately $3,100. For financial accounting purposes, this transaction has been accounted for as a financing arrangement. Consequently, the related land, structures and improvements remain on the Company’s consolidated balance sheet. The initial lease term is for ten years with an option for an additional ten years at the then fair market rental rate. At the expiration of the original lease term, the Company has an option to purchase all of the properties, excluding certain surplus properties, for the then fair market value.

      Since the fair value of the properties sold and leased back has always equaled or exceeded the proceeds from the financing arrangement, the annual lease payments have been reflected as a cost of the financing and recorded as interest expense. The amount outstanding under the financing agreement was $23,543 at December 31, 2001, and 2002. If the Company exercises the fair value purchase option, the excess of the amount paid over the recorded financing obligation will be reflected as additional interest expense. If the fair value purchase option is not exercised at the end of the lease term, the excess of the net book value of the related properties over the recorded financing obligation will be reflected as a gain on the financing arrangement.

      Included in the sale agreement was approximately $2,851 of excess land, which was not subject to the fair value purchase option. Additionally, during 2000, Southwest Premier sold certain property subject to the financing arrangement with a net book value of $1,361 and reduced the annual lease payment to $2,930. Accordingly, the excess land and property sold have been recorded as a reduction in the financing obligation and a reduction in property.

      The lease agreement under the related party financing was amended subsequent to December 31, 2002, to increase the aggregate annual payments from $2,930 to $6,267, which the Company believes represents fair market value of these leases.

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Aggregate Maturities

      Aggregate maturities of long-term debt, related party financing and capital lease obligations for each of the five years following December 31, 2002, and thereafter are as follows:

Years ending December 31:
2003	$12,822
2004	39,878
2005	13,877
2006	6,560
2007	5,797
Thereafter	24,120

$103,054

(8)	Stockholders’ Equity

      The Company’s authorized capital stock consists of 50,000,000 shares of Class A common stock, 10,000,000 shares of Class B common stock, and 5,000,000 shares of preferred stock. Class A and Class B stock vote together as a single class, except as required by law, with holders of Class A common stock entitled to one vote per share and holders of Class B common stock entitled to three votes per share. Except with respect to voting rights, the Class A and Class B common stocks are substantially identical.

      As of December 31, 2002, there were 1,154,384 issued and outstanding shares of Class A common stock and 9,713,834 issued and outstanding shares of Class B common stock.

      Class B stock is convertible to an equal number of Class A common stock at any time and automatically is converted to shares of Class A common stock if they are beneficially owned by any person other than the principal shareholder and certain members of his immediate family.

      No shares of preferred stock have been issued.

      During 2000, certain officers of the Company retired. Prior to retirement, the former officers exercised 858,126 stock options collectively in the amount of approximately $1,233 at option prices ranging from $1.35 to $2.70, of which 496,168 shares were issued from authorized shares and 361,958 were issued from treasury shares. The Company, in turn, purchased the shares immediately from the former executives at prices ranging from $5.35 to $6.00 in the amount of approximately $4,826 and purchased the remaining shares owned by the former executives (250,610 shares) in the amount of approximately $1,382. The Company recorded compensation expense in 2000 for the excess of purchase price over the related fair value in the amount of approximately $4,039.

(9)	Stock-Based Compensation

      In 1997, the Company established an incentive stock plan that provides multiple alternatives to compensate eligible employees and nonemployee directors with Company common stock. Under the plan, the Company is authorized to award, in aggregate, not more than 5,000,000 options to purchase shares of its common stock. Grants to optionees of qualified stock options shall have a per share exercise price of no less than fair value of the underlying common stock on the date of grant. At December 31, 2002, there were 1,013,877 shares available for grant under the plan.

      The awards are issuable at the discretion of the board of directors. All option grants to date expire 10 years from the date of grant. Options granted under the plan to senior management (2,037,884 outstanding at December 31, 2002) generally vest 20% on the first anniversary of the date of grant and 20%

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on each subsequent anniversary until fully vested. On January 7, 2002, the Company granted 1,260,000 options at an exercise price of $1.35 to its newly hired CEO as part of his employment agreement. These options vest 50% at grant date and 20% per year beginning January 7, 2003. Options granted under the plan to upper management (939,373 outstanding at December 31, 2002) vest 20% on the fifth anniversary of the date of grant and 20% on each subsequent anniversary until fully vested. Termination of the employee for any reason other than death, disability or certain cases of retirement causes the unvested portion of the award to be forfeited.

      The Company has also issued 60,000 options to non-employee directors. These options vest ratably over a five-year period beginning July 10, 2003.

      Stock option activity during the years ended December 31, 2000, 2001, and 2002 is as follows:

		Weighted
	Number of	Average
	Shares	Exercise Price

Balance at December 31, 1999	2,799,711	$2.34
Granted	673,304	6.50
Exercised	(858,126)	1.44
Forfeited	(1,014,348)	3.08

Balance at December 31, 2000	1,600,541	4.18
Granted	—	—
Exercised	—	—
Forfeited	(447,919)	5.76

Balance at December 31, 2001	1,152,622	3.53

Granted	2,161,428	1.46
Exercised	—	—
Forfeited	(276,793)	4.50

Balance at December 31, 2002	3,037,257	$1.96

      The fair value of options granted was estimated using the Black-Scholes option pricing model with the following assumptions for 2000 and 2002 grants to employees: risk-free interest rate of 6.51% and 4.75%, respectively; 15% and 0% expected volatility, respectively; an expected life of 10 and 5 years, respectively; and a zero dividend yield. The fair value of options granted was as follows:

	Weighted Average

		Fair Value
	Exercise Price	of Option

Granted during 2000	$6.50	$0.55
Granted during 2002	1.46	2.56

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Options outstanding and exercisable are summarized as follows:

December 31, 2002

			Weighted
			Average
		Weighted	Remaining		Weighted
	Options	Average	Contractual	Options	Average
Exercise Price	Outstanding	Exercise Price	Life	Exercisable	Exercise Price

$1.35	2,200,942	$1.35	5.6	930,942	$1.35
2.15 – 2.70	525,632	2.40	5.5	244,842	2.59
3.38	92,314	3.38	5.5	92,314	3.38
6.50	218,369	6.50	8.4	85,900	6.50

	3,037,257	1.96		1,353,998	2.04

      At December 31, 2000, 2001, and 2002, options exercisable were 381,330, 585,107, and 1,353,998, respectively, and the weighted average exercise price of these options was $1.88, $2.77 and $2.04, respectively.

(10)	Income Taxes

      Central and its subsidiaries have elected S corporation status for federal income tax purposes. Accordingly, the accompanying financial statements do not include the effects of federal income taxes, and income taxes consist solely of state income taxes.

      In 1998, the Company elected S Corporation status for federal income tax purposes. Due to the uncertainty of the recognition of certain items as an S Corporation versus a C Corporation, the Company recorded a $1,784 reserve for the contingent expense that could have resulted from any related tax assessments. In June 2002, the Company determined that this reserve was no longer necessary. Accordingly, during the quarter ended June 15, 2002, the Company reversed the amount of the reserve as a reduction of income tax expense.

      The components of income tax (benefit) expense consist of:

	Years Ended December 31,

	2000	2001	2002

Current — Federal	$—	$—	$(1,784)
Current — state	55	69	(340)
Deferred — state	347	(188)	712

	$402	$(119)	$(1,412)

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The state tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001, and 2002, are as follows:

	Years Ended
	December 31,

	2001	2002

Deferred tax assets:
Current:
Accounts receivable and other current assets	$347	$261
Accrued expenses and other current liabilities	788	579

	1,135	840
Noncurrent:
Other assets	76	57
Lease obligations	2,701	2,501
Other liabilities	692	798

	3,469	3,356

Total deferred tax assets	4,604	4,196

Deferred tax liabilities:
Current:
Prepaid expenses	(107)	(121)
Noncurrent:
Property and equipment due to differences in depreciation and basis	(4,798)	(5,088)

Total deferred tax liabilities	(4,905)	(5,209)

Net deferred tax asset (liability)	$(301)	$(1,013)

(11)	Employee Benefit Plans

      Central maintains a defined contribution employee retirement plan, which includes a 401(k) option, under which employees are eligible to participate after they complete 90 days of service. Employees are eligible for Central matching contributions after one year of service. Central’s contributions to the plan each year are made at the discretion of Central’s board of directors. For the years ended December 31, 2000, 2001, and 2002, Central’s contributions to the plan, including matching 401(k) contributions, were $2,359, $2,406 and $2,282, respectively.

      Central also sponsors a health plan that provides postretirement medical benefits to full-time employees who meet minimum age and service requirements. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. The accounting for the plan anticipates future cost-sharing changes to the written plan that are consistent with Central’s expressed intent to increase the retiree contribution rate annually for the expected general inflation rate for that year. Central’s policy is to fund the cost of medical benefits in amounts determined at the discretion of management. The plan has no assets, and accordingly, no reconciliation of fair value of plan

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets is provided and the funded status is based solely on the benefit obligation. Accrued postretirement benefits are recorded in other liabilities on the accompanying consolidated balance sheets.

	Years Ended
	December 31,

	2001	2002

Change in benefit obligation:
Benefit obligation at beginning of year	$6,982	$7,564
Service cost	116	36
Interest cost	493	194
Benefits paid	(1,942)	(1,910)
Plan amendment	—	(5,245)
Participant contributions	1,283	1,258
Actuarial loss	632	1,171

Benefit obligation at end of year	7,564	3,068
Unrecognized plan amendment gain	—	5,245
Unrecognized net gain	1,904	—

Accrued postretirement benefits	$9,468	$8,313

	Years Ended December 31

	2000	2001	2002

Net benefit cost includes the following components:
Service cost	$233	$116	$36
Interest cost	706	493	194

	$939	$609	$230

      For measurement purposes, a 1% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed, which is also the maximum employer provided increase per year. An increase in the health care cost trend assumption has no effect on the amounts reported because the amounts are provided assuming the maximum employer provided increase per year.

      The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.0% and 6.5% at December 31, 2001, and 2002, respectively.

(12)	Fair Value of Financial Instruments

      At December 31, 2001, and 2002, the carrying value of the Securitization Facility and Revolving Facility approximate fair value because amounts outstanding under the Revolving Facility bear interest at current market rates. At December 31, 2001 and 2002, the fair value of the related party financing arrangement cannot be determined without incurring excessive costs due to the related party nature of the instrument. See note 20. At December 31, 2001, and 2002, the carrying value of other long-term debt approximates fair value.

(13)	Leases

      In 1998, the Company entered into agreements with its principal stockholder to lease the land and related improvements of three terminals. The leases are for 10 years, cancelable within one month’s notice by

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

either party, with a renewal option for an additional ten-year term. The annual lease payments over the initial term of the lease are $310. The leases have been accounted for as operating leases.

      In 1999, the Company entered into agreements to lease three terminals from Southwest Premier for 10 years with a renewal option for an additional 10 years. The annual lease payments over the initial term of the leases are $703. These leases have been accounted for as operating leases.

      In 2001, the Company entered into agreements to lease two terminals from Southwest Premier for 76 and 77 months with a renewal option for an additional 10 years. The annual lease payments over the initial term of the leases are $744. These leases have been accounted for as operating leases.

      The Company leases various terminal and office facilities, tractors, trailers and other equipment under noncancelable operating leases. Rental expense was $7,151, $5,263 and $5,114 for the years ended December 31, 2000, 2001, and 2002, respectively. Included in these amounts are $1,342, $1,600, and $1,779 in 2000, 2001, and 2002, respectively, paid to affiliates of the Company for the rental of revenue and service equipment, terminals and office space.

      Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and capital leases at December 31, 2002, are:

	Capital	Operating
	Leases	Leases

Year ending December 31:
2003	$7,414	$4,290
2004	7,618	2,976
2005	9,988	2,357
2006	5,201	1,794
2007	5,904	1,743
Thereafter	591	724

Total minimum lease payments	36,716	$13,884

Less amount representing interest	4,850

	$31,866

(14) Cash Flow Information

      Short-term interest-bearing instruments with maturities of three months or less at the date of purchase are considered cash equivalents.

      During 2000, 2001, and 2002, the Company paid cash for interest of $9,137, $8,630, and $7,815, respectively.

      During 2000, 2001, and 2002, the Company paid cash for income taxes of $71, $94, and $31, respectively.

      During 2000, the Company received land of $5,350 from the principal stockholder, at the stockholder’s original cost, in exchange for satisfaction of a note receivable from the principal stockholder.

      During 2000, 2001, and 2002, the Company leased certain equipment under capital leases in the amount of $23,019, $9,136, and $2,680, respectively.

      During 2002, the Company assumed certain notes payable totaling $11,400 as part of the Central Refrigerated acquisition. See note 3.

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(15) Contingencies

      The Company is involved in certain claims and pending litigation arising from the normal conduct of business. Based on the present knowledge of the facts, management believes the resolution of the claims and pending litigation will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

      The Company is subject to loss contingencies pursuant to federal, state, and local environmental regulations dealing with the transportation, storage, presence, use, disposal, and handling of hazardous materials, discharge of storm water and fuel storage tanks. Environmental liabilities, including remediation costs, are accrued when amounts are probable and can be reasonably estimated.

(16) Related-Party Transactions

      During fiscal 2001 and 2002, the Company advanced $2,188 and $1,300, respectively, to its principal stockholder. The notes receivable are unsecured and bear interest at rates ranging from 4.10% to 8.35%. Also during fiscal 2001, the Company entered into an unsecured note agreement with an affiliate of the stockholder in the amount of $4,500 with a stated interest rate of 9.0%. No interest income has been recorded by the Company for related party notes receivable. In 2002, this note was assumed by the principal stockholder. These notes have been reflected as a reduction of stockholders’ equity.

      As of December 31, 2001, the Company had unreimbursed advances to an affiliate for $367 in the form of an unsecured note, due on demand and bearing interest at 5.0%. Interest income recognized on these advances was approximately $10 and $31 for the years ended December 31, 2000, and 2001. The Company had no such advances in 2002.

      During the years ended December 31, 2000, 2001, and 2002, the Company incurred approximately $12,438, $17,708, and $21,106, respectively, for transportation services provided by companies for which the Company’s principal stockholder is the Chairman. At December 31, 2001, and 2002, the Company had payables of $1,188 and $518, respectively, for these transportation services.

      During the years ended December 31, 2000, 2001, and 2002, the Company incurred $182, $53, and $286, respectively, to an entity owned by a stockholder of the Company for legal services.

      During the years ended December 31, 2000, 2001, and 2002, the Company had tire sales of approximately $2,130, $2,590, and $3,330, respectively, to an affiliate. The Company had trade receivables of approximately $786 and $651 as of December 31, 2001 and 2002, respectively, for these sales. The Company considered these amounts to be fully collectible.

      See also notes 3, 7, 8, 13, and 20 for additional disclosures regarding related party transactions.

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(17) Pro Forma Earnings (Loss) Per Share

      The calculation for pro forma earnings (loss) per share (EPS) was calculated as shown below.

	2000	2001	2002

Net earnings (loss):
Net earnings (loss)	$7,781	$(3,592)	$8,542
Pro forma federal tax adjustment (unaudited)	(2,841)	989	(4,193)

Pro forma net earnings (loss) (unaudited)	$4,940	$(2,603)	$4,349

Shares:
Basic shares (weighted-average shares outstanding)	11,051,093	10,916,315	10,868,218
Stock options	584,242	—	1,173,901
Other	44,592	—	25,004

Dilutive shares	11,679,927	10,916,315	12,067,123

Pro forma basic earnings (loss) per share (unaudited)	$0.45	$(0.24)	$0.40
Pro forma dilutive earnings (loss) per share (unaudited)	$0.42	$(0.24)	$0.36

      For the years ended December 31, 2000, 2001, and 2002, the Company had 749,548, 1,152,622, and 245,295 stock options that were anti-dilutive. As a result, the assumed shares under the treasury stock method have been excluded from the calculation of diluted EPS.

(18) Pro Forma C Corporation Data (unaudited)

      In connection with the Company’s planned initial public offering (see note 21), the Company will convert from an S corporation to a C corporation for federal income tax purposes. The unaudited pro forma C corporation data for the years ended December 31, 2000, 2001, and 2002 are based on the historical consolidated statements of operations and give effect to pro forma income taxes as if the Company were a C corporation for the entire duration of all periods presented.

(19) Allowance for doubtful accounts and revenue adjustments

      The activity in the allowances for doubtful accounts and revenue adjustments is as follows:

	Balance at	Charged to		Balance at
	Beginning	Costs and		End of
	of Year	Expenses	Write-offs	Year

Year ended December 31, 2000	$6,916	$20,423	$16,378	$10,961
Year ended December 31, 2001	10,961	14,647	18,905	6,703
Year ended December 31, 2002	6,703	13,172	14,731	5,144

(20) Subsequent Event

      Effective February 20, 2003, the Company amended its lease agreements under the related party financing (see note 7(b)) to increase the aggregate annual payments from $2,930 to $6,267. At the same time, the Company amended its lease agreements with a related party recorded as operating leases (see note 13) to reduce the aggregate annual payments from $1,447 to $899. In management’s opinion, the amended lease agreements reflect the fair market value of these leases.

(21) Event Subsequent to the Date of Auditors’ Report (unaudited)

      The Company is filing a registration statement for an initial public offering of its common stock, the proceeds of which, if consummated, will be used to repay existing debt, make certain distributions and payments to stockholders, and for general corporate purposes, including working capital.

CENTRAL FREIGHT LINES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Simon Transportation Services Inc.:

      We have audited the accompanying consolidated statements of financial position of Simon Transportation Services Inc. (a Nevada corporation) and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Simon Transportation Services Inc. and subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company (1) is experiencing difficulty in generating sufficient cash flow to meet its obligations and sustain its operations; (2) has defaulted in making certain equipment lease payments; (3) is not in compliance with certain covenants of its revolving credit facility, revenue equipment lease agreements and other secured long-term debt; (4) has experienced recurring losses from operations; and (5) has significant negative working capital. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset-carrying amounts or the amounts and classification of liabilities should the Company be unable to continue as a going concern.

/s/ Arthur Andersen LLP

Salt Lake City, Utah

January 10, 2002

      The report of Arthur Andersen LLP (“Arthur Andersen”) is a copy of a report previously issued by Arthur Andersen on January 10, 2002. This audit report has not been reissued by Arthur Andersen in connection with this filing on Form S-1. After reasonable effort, we have been unable to obtain the consent of Arthur Andersen, as to the incorporation of their report for the consolidated financial statements of Simon Transportation Services Inc as of September 30, 2001 and 2000, and for each of the three years in the period ended September 30, 2001, and we have not filed that consent with this registration statement in reliance on Rule 437a of the Securities Act of 1933. Because we have not been able to obtain Arthur Andersen’s consent, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in our financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein. See Exhibit 23.5.

SIMON TRANSPORTATION SERVICES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,

	2001	2000

Assets
Current Assets:
Cash	$—	$3,331,119
Receivables, net of allowance for doubtful accounts of $607,000 and $586,000, respectively	36,495,339	29,932,630
Operating supplies	1,302,067	1,330,462
Prepaid expenses and other	2,528,675	2,325,199
Current deferred income tax asset	—	4,332,445

Total current assets	40,326,081	41,251,855

Property and Equipment, at cost:
Land	8,884,752	8,884,752
Revenue equipment	73,409,529	37,114,744
Building and improvements	18,650,478	18,525,612
Office furniture and equipment	9,906,788	9,262,994

	110,851,547	73,788,102
Less accumulated depreciation and amortization	(27,056,006)	(24,384,568)

	83,795,541	49,403,534

Other Assets	5,574,182	451,603

	$129,695,804	$91,106,992

Liabilities and Stockholders’ Equity
Current Liabilities:
Current portion of long-term debt	$32,164,357	$1,841,735
Current portion of capitalized lease obligations	42,373,463	1,595,385
Account payable	11,329,148	7,721,099
Accrued liabilities	12,324,242	5,242,894
Accrued operating lease payments	6,809,609	—
Accrued liability for guaranteed lease residuals	6,047,868	—
Accrued claims payable	9,520,721	8,880,638

Total current liabilities	120,569,408	25,281,751

Long-Term Debt, net of current portion	—	16,376,791

Capitalized Lease Obligations, net of current portion	—	—

Deferred Income Tax Liability	—	4,604,318

Commitments and Contingencies (Notes 2, 3 and 8)
Stockholders’ Equity:
Preferred stock, $.01 par value, 5,000,000 shares authorized:
Series I convertible preferred stock 162,401 shares issued, with a liquidation preference of $6,841,549	4,000,499	—
Series II convertible preferred stock, 130,042 shares issued, with a liquidation preference of $2,080,670	1,194,935	—
Class A common stock, $.01 par value, 20,000,000 shares authorized, 6,291,709 and 6,287,709 shares issued, respectively	62,917	62,877
Class B common stock, $.01 par value, 5,000,000 shares authorized, none issued	—	—
Additional paid-in capital	51,865,007	48,285,578
Treasury stock, 176,600 shares at cost	(1,053,147)	(1,053,147)
Preferred stock warrants	3,559,918	—
Retained deficit	(50,503,733)	(2,451,176)

Total stockholders’ equity	9,126,396	44,844,132

	$129,695,804	$91,106,992

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

SIMON TRANSPORTATION SERVICES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended September 30,

	2001	2000	1999

Operating revenue	$278,818,242	$231,396,894	$209,143,336

Operating expenses:
Salaries, wages, and benefits	109,804,773	94,240,163	90,875,731
Fuel and fuel taxes	59,686,529	51,189,390	37,261,969
Operating supplies and expenses	39,417,911	31,575,822	27,872,046
Taxes and licenses	9,400,414	7,829,742	7,318,915
Insurance and claims	16,724,677	10,352,274	6,591,246
Communications and utilities	5,621,371	4,039,162	4,239,479
Depreciation and amortization	10,282,869	4,121,893	4,466,114
Purchased transportation	18,234,158	—	—
Rent	42,909,852	37,947,272	34,362,746
Loss on lease residual guarantees	6,356,846	—	—

Total operating expenses	318,439,400	241,295,718	212,988,246

Operating loss	(39,621,158)	(9,898,824)	(3,844,910)
Other income (expense):
Interest expense	(4,420,177)	(1,505,160)	(1,471,426)
Other income (expense)	(284,436)	82,652	117,794

Loss before income taxes and cumulative effect of accounting change	(44,325,771)	(11,321,332)	(5,198,542)
Benefit for income taxes	—	4,075,680	1,965,049

Loss before cumulative effect of accounting change	(44,325,771)	(7,245,652)	(3,233,493)
Cumulative effect of accounting change for accrued claims payable, net of income tax benefit of $2,172,598	—	(3,862,397)	—

Net loss	$(44,325,771)	$(11,108,049)	$(3,233,493)
Dividends related to convertible preferred stock	$(3,726,786)	$—	$—

Net loss attributable to common stockholders	$(48,052,557)	$(11,108,049)	$(3,233,493)

Basic and diluted cumulative effect of accounting change per common share	$—	$(0.63)	$—

Basic and diluted net loss per common share	$(7.86)	$(1.82)	$(0.53)

Basic and diluted weighted average common shares outstanding	6,114,986	6,110,213	6,116,815

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

SIMON TRANSPORTATION SERVICES INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Series I	Series II
	Convertible	Convertible	Class A	Class B				Retained	Total
	Preferred	Preferred	Common	Common	Additional	Treasury	Preferred	Earnings	Stockholders
	Stock	Stock	Stock	Stock	Paid-in Capital	Stock	Stock Warrants	(Deficit)	Equity

Balance, September 30, 1998	$—	$—	$53,727	$9,138	$48,277,256	$(531,547)	$—	$11,890,366	$59,698,940
Purchase of 95,500 shares of Class A Common Stock						(521,600)			(521,600)
Net loss								(3,233,493)	(3,233,493)

Balance, September 30, 1999	—	—	53,727	9,138	48,277,256	(1,053,147)	—	8,656,873	55,943,847
Issuance of 1,275 shares of Class A Common Stock upon exercise of stock options			12		8,322				8,334
Sale of 913,751 shares of Class B Common Stock by major stockholder			9,138	(9,138)					—
Net loss								(11,108,049)	(11,108,049)

Balance, September 30, 2000	—	—	62,877	—	48,285,578	(1,053,147)	—	(2,451,176)	44,844,132
Sale of 162,401 shares of Series I Convertible Preferred Stock	4,000,499						2,674,183		6,674,682
Sale of 130,042 shares of Series II Convertible Preferred Stock		1,194,935					885,735		2,080,670
Series I Convertible Preferred Stock beneficial conversion dividend					2,674,184			(2,674,184)	—
Series II Convertible Preferred Stock beneficial conversion dividend					885,735			(885,735)	—
Issuance of 4,000 shares of Class A Common Stock upon exercise of stock options			40		19,510				19,550
Preferred stock dividends								(166,867)	(166,867)
Net loss								(44,325,771)	(44,325,771)

Balance, September 30, 2001	$4,000,499	$1,194,935	$62,917	$—	$51,865,007	$(1,053,147)	$3,559,918	$(50,503,733)	$9,126,396

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

SIMON TRANSPORTATION SERVICES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,

	2001	2000	1999

Cash Flows From Operating Activities:
Net loss	$(44,325,771)	$(11,108,049)	$(3,233,493)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,282,869	4,121,893	4,466,114
Changes in operating assets and liabilities:
Receivables, net	(6,562,709)	(7,069,945)	(2,611,754)
Operating supplies	28,395	137,754	(399,121)
Income taxes receivable	—	1,656,338	936,767
Prepaid expenses and other	(203,476)	318,794	(462,013)
Current deferred income tax asset	4,332,445	(3,265,659)	(304,323)
Other assets	(2,640,159)	274,537	140,981
Accounts payable	3,608,049	1,612,981	1,093,069
Accrued liabilities	6,914,481	1,823,266	231,224
Accrued operating lease payments	6,809,609	—	—
Accrued liability for guaranteed lease residuals	6,047,868	—	—
Accrued claims payable	640,083	6,910,302	66,211
Deferred income tax liability	(4,604,318)	(3,060,745)	(1,491,780)

Net cash used in operating activities	(19,672,634)	(7,648,533)	(1,568,118)

Cash Flows From Investing Activities:
Purchase of property and equipment	(9,971,555)	(16,318,070)	(10,385,759)
Proceeds from the sale of property and equipment	8,866,525	20,440,223	12,890,002
Payments for acquired assets of Westway and Ort	(2,482,420)	—	—

Net cash (used in) provided by investing activities	(3,587,450)	4,122,153	2,504,243

Cash Flows From Financing Activities:
Proceeds from issuance of long-term debt	30,091,009	—	—
Principal payments on long-term debt	(18,459,337)	(6,959,631)	(7,551,634)
Net borrowings under line-of-credit agreement	2,314,159	6,000,000	10,000,000
Principal payments under capitalized lease obligations	(2,791,768)	(849,472)	(2,030,988)
Net proceeds from issuance of common stock	19,550	8,334	—
Purchase of treasury stock	—	—	(521,600)
Net proceeds from issuance of Series I and Series II preferred stock and warrants	8,755,352	—	—

Net cash provided by (used in) financing activities	19,928,965	(1,800,769)	(104,222)

Net Increase (Decrease) In Cash	(3,331,119)	(5,327,149)	831,903
Cash at Beginning of Year	3,331,119	8,658,268	7,826,365

Cash at End of Year	$—	$3,331,119	$8,658,268

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for interest	4,379,611	1,422,508	1,471,426
Cash paid during the year for income taxes	48,578	55,505	32,486
Supplemental Schedule of Noncash Investing and Financing Activities:
Equipment acquired through capitalized lease obligations	43,569,846	—	—
Preferred stock dividends accrued and not paid	166,867	—	—

The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

SIMON TRANSPORTATION SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of the Company

      Simon Transportation Services Inc. was incorporated in Nevada on August 15, 1995 to acquire all of the outstanding capital stock of Dick Simon Trucking, Inc., a Utah corporation. During 2001, Simon Terminal LLC, an Arizona limited liability company, was formed as a wholly owned subsidiary of Simon Transportation Services Inc. for the purpose of holding the real estate assets related to the Salt Lake City headquarters and terminal and in connection with a debt financing on the Salt Lake City headquarters and terminal. The accompanying consolidated financial statements present the consolidated financial position and results of operations of Simon Transportation Services Inc. and its wholly owned subsidiaries, Dick Simon Trucking, Inc. and Simon Terminal LLC (collectively, the “Company”). All intercompany accounts and transactions have been eliminated in consolidation.

      The Company is a truckload carrier that specializes in premium service, primarily through temperature-controlled transportation predominantly for major shippers in the U.S. food industry.

(2) Operating Results

      The Company has incurred net losses of $44.3 million, $11.1 million and $3.2 million and its operating activities have used $19.7 million, $7.6 million and $1.6 million of cash during the fiscal years ended September 30, 2001, 2000 and 1999, respectively. As of September 30, 2001, the Company had a working capital deficit of $80.2 million (after classification of $69.0 million of long-term debt and capital lease obligations as current liabilities) and was in default under its lease and debt agreements. The Company has faced and continues to face several operating challenges, including, among others, a reduced shipping demand given unfavorable domestic economic conditions, unseated tractors, decreased market values for used tractors and trailers, increased claims, challenges in assimilating two acquisitions, high fuel costs and increased driver payroll costs. These factors have significantly and negatively impacted the Company’s results of operations and liquidity.

      During August 2001, the Company’s continued losses from operations and negative cash flows forced it to defer making payments on most of its equipment leases with total obligations outstanding of approximately $183.1 million and related monthly payments of approximately $3.7 million (the “Equipment Leases”). The lack of payment on the Equipment Leases constitutes an event of default under the related lease agreements. In addition, the default on the Equipment Leases resulted in defaults on effectively all of the Company’s outstanding secured debt, which consisted principally of its line of credit facility, the mortgage on its Salt Lake City headquarters and terminal, and all other lease obligations.

      The Company’s $30 million line of credit is secured by accounts receivable, inventories of operating supplies, and office furniture and fixtures and the personal guarantee of the Company’s majority stockholder. As a result of recurring losses, the Company’s net worth has fallen below $25 million, which will decrease the advance rate on the line of credit, unless renegotiated.

      The Company has guaranteed a substantial portion of the residual values on all of its leased tractors and trailers. These residual guarantees total approximately $126.1 million at September 30, 2001. Based upon current market prices for used tractors and trailers, management estimates that the difference between the residual guarantees and the projected market value of the equipment at the termination of the leases is approximately $25.0 million. Effective August 1, 2001, the Company began accruing this potential liability over the remaining life of the leases in accordance with EITF 96-21. As of September 30, 2001, the Company has recorded an accrued liability and a valuation allowance for guaranteed lease residuals totaling $6.4 million. Prior to August 1, 2001, it was not probable that any residual guarantee payments would be required. At September 30, 2001, the Company had residual guarantees due (net of the estimated fair value of related equipment) on matured equipment leases amounting to $3.1 million. The Company does not have the cash to pay these residual guarantees and currently is seeking an extension as discussed below.

SIMON TRANSPORTATION SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During December 2001, the Company met with representatives from most of its equipment lessors. In connection with these meetings, the Company requested a restructuring of the Equipment Leases and most of the lessors expressed their willingness to negotiate a restructure. The proposed restructuring of the Equipment Leases included a period of rent moratorium, an extension of the leases, waiver of outstanding late fees and penalties and revised guaranteed residual values. The Company and its equipment lessors continue to evaluate restructuring of the Equipment Leases in light of the negotiations with the Company’s tractor manufacturer discussed below.

      Dime Commercial Credit (“Dime”), one of the Company’s equipment lessors with total lease obligations outstanding of approximately $6.4 million has expressed an unwillingness to renegotiate the terms of its leases. On December 27, 2001, the Company was served with a lawsuit by Dime. The lawsuit asserts that the Company is in default under the lease agreements held by Dime and seeks judgments against the Company. The requested judgments include the return to Dime of all equipment under the lease agreements, payment of delinquent monthly payments, payment of the stipulated loss value as defined and payment of other fees and costs. The Company is currently preparing its response to the lawsuit. Management estimates the potential range of exposure related to this obligation is $1.5 to $3.0 million.

      The Company is in the process of working through the negotiation and approval process related to the above restructuring with the remainder of the equipment lessors and the Company’s tractor manufacturer. Management expects that, if accomplished, this restructuring will be completed during the first calendar quarter of 2002. If the Company is successful in restructuring the Equipment Leases, it is probable that the restructured leases will be accounted for as capitalized lease obligations in the Company’s financial statements (as opposed to the historic accounting treatment as operating leases for most of the Equipment Leases).

      The Company has also met with its line of credit lender regarding a decrease in the advance rate, which is based upon the Company’s net worth. The line of credit lender has stated a willingness to consider a waiver of the tangible net worth requirement and maintain the current advance rate for a period of approximately nine months, at which time the Company’s progress will be reassessed. Final approval of this waiver of the tangible net worth requirement is expected during the first calendar quarter of 2002.

      A substantial portion of the Company’s tractor fleet is covered by trade-in and repurchase agreements with the manufacturer. The trade-in and repurchase agreements require the Company to purchase additional tractors in connection with the trade-ins or repurchases. These trade-in and repurchase agreements have been structured in alignment with the Company’s historic tractor life cycles. During December 2001, the Company commenced discussions with the manufacturer of its tractors regarding extension of the trade-in or repurchase periods, as well as the revised trade-in or repurchase values and related provisions.

      Subject to acceptable restructuring of the Equipment Leases, line of credit, and tractor trade-in and repurchase terms, the Company’s majority stockholder has been requested and agreed to provide a $15 million line of credit (“Stockholder Line of Credit”). The Stockholder Line of Credit would be secured by, and limited with respect to a percentage of the value of, a second priority position in the Company’s accounts receivable, inventories of operating supplies, office furniture and fixtures and the Company’s Fontana, California and Atlanta, Georgia terminals.

      On December 19, 2001, the Company entered into a $3 million secured short-term loan with its majority stockholder. The proceeds of this loan were used to meet the annual permitting and licensing requirements for a majority of the Company’s fleet. The loan will either be repaid from cash to be released from a cash secured letter of credit (once the Company is able to secure a surety bond) or will be rolled over into the Stockholder Line of Credit.

      Even if the restructuring of the equipment leases and line of credit is successful, the Company’s liquidity position and existing credit facilities may not be sufficient to cover liquidity requirements for the next twelve months and the Company is facing the prospect of not having adequate funds to operate its business. As a

SIMON TRANSPORTATION SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

result, there is substantial doubt as to the Company’s ability to continue as a going concern. In the event the Company’s liquidity position is insufficient to cover its liquidity requirements, the Company may be compelled to file for bankruptcy protection.

      The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset-carrying amounts or the amounts and classification of liabilities should the Company be unable to continue as a going concern.

(3) Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition and Significant Customers

      Freight charges and related direct freight expenses are recognized as revenue and operating expense when freight is delivered at a destination point. No customer accounted for more than 10 percent of operating revenue in the fiscal years ended September 30, 2001 and 2000. One customer accounted for approximately 11 percent of operating revenue in fiscal year 1999.

Concentration of Credit Risk

      Concentration of credit risk with respect to customer receivables are limited due to the large number of entities comprising the Company’s customer base and their dispersion across many different geographic locations. However, the majority of the Company’s customers operate in the food industry. The Company performs ongoing credit evaluations and generally does not require collateral. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of all accounts receivable. As of September 30, 2001, the Company’s five largest customers had accounts receivable balances outstanding of $3.5 million.

Operating Supplies

      Operating supplies consist primarily of tires, fuel and maintenance parts for revenue equipment which are stated at the lower of first-in, first-out (FIFO) cost or market value.

Property and Equipment

      Property and equipment are recorded at cost and depreciated based on the straight-line method over their estimated useful lives, taking into consideration salvage values for purchased property and residual values for equipment held under capitalized leases. Leasehold improvements are amortized over the terms of the respective lease or the lives of the assets, whichever is shorter.

      Expenditures for routine maintenance and repairs are charged to operating expense as incurred. Major renewals and improvements are capitalized and depreciated over their estimated useful lives. Upon retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts, and any gain or loss is recorded as an adjustment to depreciation and amortization. Net (losses) gains from the disposition of equipment in the amounts of $(3,046,046), $1,858,535, and $2,131,460 for fiscal years 2001, 2000 and 1999, respectively, have been included in depreciation and amortization in the

SIMON TRANSPORTATION SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accompanying statements of operations and cash flows. The estimated useful lives of property and equipment are as follows:

Revenue equipment	3-7 years
Buildings and improvements	30 years
Office furniture and equipment	5-10 years

      Tires purchased as part of revenue equipment are capitalized as a cost of the equipment. Replacement tires are expensed when placed in service.

Intangible Assets

      Intangible assets consist of the value assigned to driver recruitment assistance and customer lists in connection with the acquisition of certain assets of Westway and Ort (see Note 4) which amounted to approximately $2.5 million. The intangible assets are being amortized on a straight-line basis over periods ranging from two to five years. The Company continually evaluates whether events and circumstances have occurred that indicate that the remaining estimated lives of the intangible assets may warrant revision or that the remaining balance may not be recoverable. As of September 30, 2001, management determined that the intangibles associated with driver recruitment recorded in connection with these acquisitions had been impaired. The impairment resulted from higher than expected driver turnover. Accordingly, the Company recorded an additional charge of approximately $387,000 to reduce the carrying value of the recruitment assistance intangible. As of September 30, 2001, the remaining unamortized balance was $1.8 million.

Accrued Liability for Guaranteed Lease Residuals

      During fiscal year 2001, the Company determined that the carrying value of its revenue equipment had been impaired. Additionally, the guaranteed lease residual values for off-balance sheet leases were in excess of the value expected to be realized from the disposition of the revenue equipment at the termination of the leases. Management estimates, based upon the current market for used tractors and trailers, the potential loss to the Company as of September 30, 2001 is approximately $25 million. Approximately $6.4 million of this loss has been recorded in the accompanying 2001 consolidated statement of operations in accordance with EITF 96-21. Approximately $0.4 million of this loss was recorded as an offset to the net book value of the capitalized revenue equipment and $6.0 million has been recorded as an accrued liability related to residual guarantees on revenue equipment financed under off-balance sheet leases. The balance of the estimated loss will be accrued over the remainder of the related lease lives, which is estimated to be over a maximum period of 56 months. Assuming the used equipment markets maintain their current levels, management expects it will accrue additional liability for guaranteed lease residuals of $12.5 million in fiscal 2002.

Fair Value of Financial Instruments

      The carrying amounts reported in the accompanying consolidated statements of financial position for cash, accounts receivable, and accounts payable approximate fair values because of the immediate or short-term maturities of these financial instruments. The carrying amounts of the Company’s long-term debt also approximate fair values based on current rates for similar debt.

Quantitative and Qualitative Disclosures About Market Risk

      The principal market risks to which the Company is exposed are fluctuations in fuel prices, interest rates on debt financing (i.e., the risk of loss arising from adverse changes in market rates and prices) and market values for used equipment. The Company has not engaged in any fuel hedging transactions. Thus, the Company is exposed to fluctuations in fuel prices but is not exposed to any market risk involving hedging costs.

SIMON TRANSPORTATION SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The variable rate debt consists of a revolving line of credit, carrying an interest rate tied to the prime rate. The line of credit provides for a minimum interest rate of 7%. This variable interest rate exposes the Company to the risk that interest rates may rise. At September 30, 2001, the Company’s interest rate on the line of credit was at the minimum rate of 7%. At September 30, 2001, assuming borrowing equal to the $18.3 million drawn on the line of credit, a one percentage point increase in the prime rate above the minimum interest rate in the agreement would increase the annual interest expense by approximately $0.2 million. The proposed Stockholder Line of Credit will carry interest rate terms similar to the Company’s current revolving line of credit. The equipment financing carries fixed interest rates and includes term notes payable and capitalized lease obligations totaling approximately $56.2 million. These fixed interest rates expose the Company to the risk that interest rates may fall. A one percentage point decline in interest rates would have the effect of increasing the premium the Company pays over market interest rates by one percentage point or approximately $0.6 million annually.

      As discussed in Note 2, the Company has repurchase commitments for a substantial portion of the tractors in its fleet at prices consistent with the guaranteed residual values on its proposed restructured leases. However, the Company is exposed to fluctuations in market values for used trailers, to the extent that they differ materially from the guaranteed residual values on the related equipment at the termination of the lease. Assuming a fleet of approximately 3,000 trailers, a shortfall in the market value for used trailers of $100 below the guaranteed residual value would result in a loss to the Company of $300,000.

Insurance Coverage and Accrued Claims Payable

      For fiscal 2001, the Company was self-insured for auto liability, tractor and trailer physical damage, and cargo damage claims subject to a “basket deductible” of $250,000 per occurrence. The Company was self-insured for workers’ compensation claims up to $350,000 per single occurrence. Liability in excess of these amounts has been insured by the Company through an insurance underwriter up to applicable policy limits of $1,000,000 per occurrence. Subsequent to September 30, 2001, in connection with its annual renewal of insurance and in response to insurance market conditions, the Company increased its self-insurance retention for auto liability, tractor and trailer physical damage to $1,000,000 per occurrence. Additionally, the self-insurance retention for worker’s compensation claims was raised to $500,000 per single occurrence. The Company also entered into policy coverage for cargo damage and loss claims with a self-insurance retention of $25,000 up to a policy limit of $1,000,000 per occurrence. The Company also carries excess general liability coverage in amounts it considers to be sufficient to mitigate the risk of significant claims. The Company maintains loss prevention programs in an effort to minimize the risk of its self insurance retention limits.

      The Company estimates and accrues a liability for its share of ultimate settlements using all available information, including the services of a third-party risk administrator, to assist in establishing reserve levels for each occurrence based on the facts and circumstances of the occurrence coupled with the Company’s past history of such claims. The Company provides for adverse loss developments in the period when new information is obtained.

      Prior to October 1, 1999, the Company provided a reserve for workers’ compensation and automobile related liabilities for each reported claim on a case by case basis plus an allowance for the cost of incurred but not reported claims. Effective October 1, 1999, the Company changed its method of accounting for workers’ compensation and accident claims. The Company adopted a fully-developed claims expense estimate based on an actuarial computation of the ultimate liability. Both the method formerly used by the Company and the fully-developed method are acceptable under accounting principles generally accepted in the United States (GAAP), although the fully-developed method is preferred. The cumulative effect of the accounting change was $3,862,397, net of an income tax benefit of $2,172,598, or $(0.63) per diluted common share for fiscal 2000.

SIMON TRANSPORTATION SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company had outstanding letters of credit related to insurance coverage totaling $3,335,000 at September 30, 2001. Subsequent to September 30, 2001, two of the Company’s former insurance carriers drew against letters of credit in the total amount of $2,825,000. The amounts drawn against the letters of credit are held in deposit by the insurance carriers and will be released to the Company as outstanding claims are paid down. The Company’s current general liability insurer requires $6,000,000 of collateral to cover any contingency related to the Company’s ability to cover its self-insurance retention. To date, the Company has provided a cash secured $3,000,000 letter of credit. The Company has also signed a commitment letter for a $6,000,000 surety bond that will be secured by the Company’s Atlanta, Georgia and Fontana, California terminals and a $1,000,000 cash deposit. This bond is expected to be put in place during the Company’s second quarter of fiscal 2002. If the Company is unsuccessful in obtaining the surety bond, it might be required to obtain a cash secured letter of credit for the full $6,000,000.

Accrued Operating Lease Payments

      During August 2001, the Company’s continued losses from operations and negative cash flows forced it to defer making payments on most of its equipment leases with total obligations outstanding of approximately $183.1 million and related monthly payments of approximately $3.7 million. As of September 30, 2001, the Company had accrued operating lease payments (including estimated late fees and penalties) of $6.8 million. If the Company is successful in restructuring its lease obligations (as discussed in Note 2), the accrued operating lease obligation will be amortized against rent expense over the remaining term of the restructured leases.

Income Taxes

      The Company recognizes a liability or asset for the deferred tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled.

Net Loss Per Common Share

      Basic net loss per common share (“Basic EPS”) excludes dilution and is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the fiscal year. Diluted net loss per common share (“Diluted EPS”) is computed by dividing the net loss attributable to common shareholders by the weighted average number of common shares and the dilutive potential common share equivalents then outstanding. Potential common share equivalents consist of shares issuable upon the exercise of stock options, warrants and shares issuable upon the conversion of the Series I and Series II convertible preferred stock.

      Options to purchase 920,595, 1,342,555, and 1,008,350 shares of common stock at weighted average exercise prices of $9.52, $12.51, and $14.34 were outstanding as of September 30, 2001, 2000, and 1999, respectively, and were not included in the computation of Diluted EPS. Additionally, 2,924,430 shares of common stock issuable upon the conversion of the Series I and II convertible preferred stock, 2,924,430 shares of common stock issuable upon the exercise of warrants to purchase preferred stock and 300,000 shares of common stock issuable upon the exercise of warrants to purchase common stock were not included in the computation of Diluted EPS. The inclusion of the options, the shares issuable upon the conversion of the preferred stock and the shares issuable upon the exercise of the warrants would have been antidilutive, thereby decreasing net loss per common share.

SIMON TRANSPORTATION SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segment Reporting

      Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures About Segments of an Enterprise and Related Information” requires disclosures related to components of a company for which separate financial information is available that is evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and assess performance. Management believes that the Company has only one operating segment as defined by SFAS No. 131.

Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives. The Company will adopt SFAS No. 141 and SFAS No. 142 in the first quarter of fiscal 2003. Upon adoption, the Company will also perform the first of the required impairment tests of goodwill and indefinite-lived intangibles as of October 1, 2002. The Company has not yet determined what impact the adoption of these statements will have on its results of operations and financial position.

      In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the asset is placed in service. When the liability is initially recorded, entities capitalize the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, entities either settle the obligation for the recorded amount or incur a gain or loss upon settlement. This statement is effective for fiscal years beginning after June 15, 2002, with earlier adoption encouraged. The Company does not believe that the adoption of this statement will have a material impact on its results of operations or financial position.

      In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which replaces SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets to be Disposed Of.” The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, “Reporting Results of Operations — Reporting the Effects of Disposal of a Segment of a Business,” for the disposal of segments of a business. This statement requires that those long-lived assets be measured at the lower of the carrying amount or fair value less costs to sell, whether reported in continuing operations or in discontinued operations. As a result, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. This statement also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001. The Company does not believe that the adoption of this statement will have a material impact on its results of operations or financial position.

(4) Asset Acquisitions

      On January 22, 2001, the Company acquired a portion of the trucking assets of Westway Express, Inc. (“Westway”), consisting of primarily mobile communication equipment and miscellaneous assets. The Company entered into a lease for a terminal owned by Westway, refinanced Westway leases for tractors and trailers, and assumed leases for terminals. The Company also paid Westway for assisting the Company in hiring drivers and certain of its customer relationships. The Company refinanced with existing lessors

SIMON TRANSPORTATION SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximately 234 tractors and 264 temperature controlled trailers and assumed leases for certain terminal facilities. The transaction also included a five-year non-compete agreement. The cash consideration paid of $2.1 million has been allocated to the assets acquired as follows:

Description	Amount

Licensing and miscellaneous deposits	$98,000
Qualcomm units	360,000
Miscellaneous assets	56,000
Driver recruitment and customer intangibles	2,060,000
Total assets acquired	2,574,000
Less: Liability assumed for equipment repair	(479,000)
Less: Amounts paid	(1,845,000)

Amount due Westway	$250,000

      On March 1, 2001, the Company completed the acquisition of a portion of the assets of refrigerated carrier Gerald E. Ort Trucking, Inc. (“Ort”). The Company entered into a short-term lease for a terminal owned by Ort and refinanced Ort leases for tractors and trailers. The Company paid Ort for assisting the Company in hiring drivers and certain of its customer relationships. The Company refinanced 18 tractors and 60 trailers. The transaction also included a five-year non-compete agreement. The cash consideration paid of approximately $0.6 million has been allocated to the assets acquired as follows:

Description	Amount

Noncompete agreement	$100,000
Qualcomm units	71,000
Miscellaneous assets	66,000
Driver recruitment and customer intangibles	400,000

Total assets acquired	$637,000

      The following unaudited supplemental pro forma acquisition information for fiscal years ended 2001 and 2000 presents the results of operations as if the Westway acquisition had occurred at the beginning of fiscal 2000. Results of operations for the Ort acquisition are not material to the pro forma results and are not included.

Unaudited Pro Forma Results of Operations (in thousands, except per share data)

	2001	2000

Operating revenue	$289,307	$265,888
Loss before cumulative effect of accounting change	(44,929)	(9,228)
Net loss attributable to common shareholders	(48,655)	(13,090)
Basic and diluted net loss per common share	(7.96)	(2.14)

SIMON TRANSPORTATION SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(5) Income Taxes

      The provision (benefit) for income taxes includes the following components for the years ended September 30, 2001, 2000, and 1999:

	2001	2000	1999

Current income tax provision (benefit):
Federal	$—	$—	$(333,900)
State	37,000	47,000	164,957

	37,000	47,000	(168,943)

Deferred income tax provision (benefit):
Federal	(14,008,426)	(5,722,329)	(1,331,839)
State	(1,324,538)	(572,949)	(464,267)
Valuation allowance	15,295,964	—	—

	(37,000)	(6,295,278)	(1,796,106)

Benefit for income taxes (including $2,172,598 of benefit in fiscal 2000 netted against the cumulative effect of accounting change)	$—	$(6,248,278)	$(1,965,049)

      The following is a reconciliation between the statutory Federal income tax rate of 34 percent and the effective rate which is derived by dividing the benefit for income taxes by loss before income taxes for the years ended September 30, 2001, 2000, and 1999:

	2001	2000	1999

Computed “expected” provision (benefit) for income taxes at the statutory rate	$(14,505,845)	$(5,901,152)	$(1,767,504)
Increase (decrease) in income taxes resulting from:
State income taxes, net of federal income tax benefit	(853,284)	(347,126)	(197,545)
Valuation allowance	15,295,964	—	—
Other, net	63,165	—	—

Benefit for income taxes	$—	$(6,248,278)	$(1,965,049)

SIMON TRANSPORTATION SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The significant components of the net deferred income tax assets and liabilities as of September 30, 2001 and 2000 are as follows:

	2001	2000

Deferred income tax assets:
Accrued claims payable	$3,133,335	$2,881,635
Other reserves and accruals	2,139,722	1,450,810
AMT credit carryforward	1,001,786	1,001,786
Federal net operating loss carryforward	12,156,647	1,660,412
State net operating loss carryforward	1,263,826	300,207

Total deferred income tax assets	19,695,316	7,294,850

Valuation allowance	(15,295,964)	—

Net deferred income tax assets	4,399,352	7,294,850

Deferred income tax liability:
Difference between book and tax basis of property and equipment	(4,399,352)	(7,566,723)

Net deferred income tax liability	$—	$(271,873)

      The amount of and ultimate realization of the deferred income tax assets is dependant, in part, upon the tax laws in effect, the Company’s future earnings, and other future events, the effects of which cannot be determined. The Company has established a full valuation allowance against its deferred income tax assets. Management believes that as of September 30, 2001, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of these deferred income tax assets.

      In connection with the acquisition of a controlling interest in the Company by the Company’s Chairman and majority stockholder, management believes that a greater than 50% ownership change has occurred. Accordingly, the utilization of net operating loss carryforwards and credits is potentially limited pursuant to Internal Revenue Code Section 382, which imposes an annual limitation on the utilization of loss carryforwards and credits following an ownership change. The utilization of the loss carryforwards may be limited to an annual amount not to exceed the value of the Company on the ownership change date multiplied by the Federal long-term tax exempt rate (the rate is fixed monthly and was 5 percent as of September 30, 2001). If the annual limited amount is unutilized in any particular year, it remains available on a cumulative basis through the expiration date of the applicable loss carryforwards. Management is in the process of calculating the limitations.

SIMON TRANSPORTATION SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6) Long-Term Debt

      Long-term debt consists of the following as of September 30, 2001 and 2000:

	2001	2000

Note payable to an insurance company, interest at 8.25 percent, due in monthly installments of $102,500 with a balloon payment of $12,029,451 in July 2006, secured by real estate and a guarantee from the Company’s majority stockholder	$12,973,663	$—
Line of credit payable to a financial institution, interest at prime plus .25 percent with a minimum of 7.00 percent (the rate at September 30, 2001), interest payable monthly, principal due in April 2004, secured by accounts receivable, inventories, office furniture and fixtures, and a guarantee from the Company’s majority stockholder	18,314,159	—
Note payable to a bank, interest at 9.00 percent, payable in monthly installments of $17,200 through May 2004, secured by revenue equipment	499,745	—
Note payable to a municipality for a special improvement district	376,790	419,138
Line of credit payable to a bank, repaid in fiscal 2001	—	16,000,000
Notes payable to a bank, paid in full in fiscal 2001	—	1,799,388

	32,164,357	18,218,526
Less current portion	(32,164,357)	(1,841,735)

	$—	$16,376,791

      Scheduled principal payments of long-term debt as of September 30, 2001 are as follows:

Years Ending September 30,	Amount

2002	$378,180
2003	409,019
2004	18,708,957
2005	265,684
2006	12,276,764
Thereafter	125,753

$32,164,357

      In April 2001, the Company refinanced its line of credit and term loan. The Company’s new $13 million term loan is secured by the Company’s Salt Lake City headquarters and terminal and its $30 million line of credit is secured by accounts receivable, inventories of operating supplies, and office furniture and fixtures. The term loan matures July 10, 2006 and the line of credit matures April 25, 2004. In addition, the borrowings under both agreements are guaranteed by the Company’s majority stockholder. Borrowings under the term loan agreement bear interest at a fixed rate of 8.25%. Borrowings under the line of credit bear interest based on the prime rate in effect from time-to-time plus .25% (with a minimum of 7.00%). Amounts available under the line of credit are based on the level of the Company’s net worth.

      At September 30, 2001, the Company was in technical default on its debt obligations as a result of the Equipment Leases discussed in Note 2. The banks and financial institutions have not waived the defaults under their respective agreements, nor have they accelerated repayment of the debt obligations. As a result of these defaults, all of the Company’s debt has been classified as current in the accompanying September 30, 2001 balance sheet.

SIMON TRANSPORTATION SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7) Capitalized Lease Obligations

      Certain revenue equipment is leased under capitalized lease obligations. The following is a summary of assets held under capital lease agreements as of September 30, 2001 and 2000:

	2001	2000

Revenue equipment	$45,886,418	$5,987,377
Less accumulated amortization	(3,465,848)	(2,910,314)

	$42,420,570	$3,077,063

      The following is a schedule of future minimum lease payments under capitalized leases together with the present value of the minimum lease payments at September 30, 2001:

Years Ending September 30,	Amount

2002	$8,250,552
2003	7,566,922
2004	9,321,624
2005	5,937,636
2006	22,034,144

Total minimum lease payments	53,110,878
Less amount representing interest	(10,737,415)

Present value of minimum lease payments	$42,373,463

      In connection with the proposed restructuring of the Company’s lease obligations (see Note 2), the Company will reevaluate each lease to determine whether the restructured lease should be treated as a capital or operating lease in accordance with SFAS No. 13 “Accounting for Leases”. Based upon the nature of the modifications, it is probable that the restructured leases will be classified as capital leases for all periods subsequent to the date of the restructuring. The capitalization of these leases will result in a significant change in the Company’s financial position. Over the lives of the leases, the capitalization of the leases should not have a significant impact on the results of operations. However, the classification of expenses related to the leased equipment will change significantly as amounts previously classified as rent expense will be allocated between depreciation and amortization and interest expense.

      At September 30, 2001, the Company was in default on its capitalized lease obligations as a result of the matters discussed in Note 2. The banks and financial institutions have not waived the defaults under their respective agreements and several have accelerated repayment of the debt obligations, although most entities demanding repayment continue to participate in the Company’s proposed restructuring of its debt and lease obligations. As a result of these defaults, all of the Company’s capitalized lease obligations have been classified as current in the accompanying September 30, 2001 balance sheet.

(8) Commitments and Contingencies

Operating Leases

      The Company is committed under noncancellable operating leases (see Note 2) involving certain revenue equipment. Rent expense for noncancellable operating leases was $39,465,772, $35,261,458, and $31,767,339 for fiscal years 2001, 2000 and 1999, respectively. Aggregate future lease commitments are $31,408,254, $15,554,421, $3,318,865 and $1,303,735 for the years ending September 30, 2002, 2003, 2004 and 2005, respectively.

SIMON TRANSPORTATION SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Legal Proceedings

      The Company and one of its officers and directors, and certain of its former officers and directors have been named as defendants in a securities class action filed in the United States District Court for the District of Utah, Caprin v. Simon Transportation Services, Inc., et al., No. 2:98CV 863K (filed December 3, 1998). Plaintiffs in this action allege that defendants made material misrepresentations and omissions during the period February 13, 1997 through April 2, 1998 in violation of Sections 11, 12(2) and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. On September 27, 2000, the District Court dismissed the case with prejudice. Plaintiffs have appealed the dismissal of this action to the United States Court of Appeal for the Tenth Circuit, which will hear oral arguments on the matter on January 15, 2002. The Company intends to vigorously defend this action.

      On March 13, 2001, a Company-owned tractor-trailer collided with a pick-up truck in an intersection in Dumas, Texas. A lawsuit has been filed on behalf of an injured passenger in the pick-up truck and her family in the United States District Court for the Northern District of Texas, seeking actual and punitive damages from the Company and its former employee/ driver. The Company is cooperating with its outside counsel and insurance carriers in an effort to resolve this matter. Discovery is ongoing in the case. Unless this matter is resolved through mediation, the parties are expected to proceed to trial in February 2002. Although the alleged damages in this matter are very substantial and a risk of punitive damage exposure does exist, the Company and its counsel believe the facts surrounding the accident do not warrant punitive damages and that the Company will be able to resolve this matter within the limits of its insurance policies. Accordingly, the Company does not expect this litigation to have a material impact on the Company’s results of operations or financial position.

      On August 17, 2001, the State of California filed suit against the Company in relation to damage to the state capitol of California arising from an accident involving a Company driver and truck. The lawsuit requests both compensatory and punitive damages. Two of the Company’s insurers have already paid their policy limits of $5.75 million in partial satisfaction of the State’s property damage. The State’s complaint represents an attempt to collect the balance of property damage, estimated to be between $6 and $10 million. The Company is cooperating with its insurance carrier in defense of action, which is at a very preliminary stage. Management believes that it is unlikely that the Company will be held liable for punitive damages in this action and further believes that the Company will resolve the matter within the limits of insurance policies. Accordingly, the Company does not expect this litigation to have a material impact on the Company’s results of operations or financial position.

      On December 27, 2001, Dime Commercial Credit (“Dime”), one of the Company’s lessors, served the Company with a lawsuit. The lawsuit asserts that the Company is in default under the lease agreements held by Dime and seeks judgments against the Company. The requested judgments include the return to Dime of all equipment under the lease agreements, payment of delinquent monthly payments, payment of the stipulated loss value as defined and payment of other fees and costs. The Company is currently preparing its response to the lawsuit. Management estimates the potential range of loss exposure related to this obligation is $1.5 to $3.0 million.

      The Company from time to time is a party to litigation arising in the ordinary course of its business, substantially all of which involves claims for personal injury and property damage incurred in the transportation of freight. Management is not aware of any claims or threatened claims that reasonably would be expected to exceed insurance limits or existing accruals or have a materially adverse effect upon the Company’s results of operations or financial position. However, it is possible that a material change in the Company’s estimate of probable liability could occur.

SIMON TRANSPORTATION SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consulting and Noncompetition Agreement

      Effective September 19, 2000, the Company entered into a consulting and noncompetition agreement with its former Chairman of the Board, Chief Executive Officer and President. For a period of three years, the Company is obligated to pay a consulting fee of $259,000 per year, provide executive level medical and dental coverage, reimburse ordinary and necessary business expenses and provide continuing directors’ and officers’ liability insurance for the consultant. The consultant agrees to not compete with the Company for the term of the agreement.

Employment and Noncompetition Agreements

      On September 19, 2000, the Company entered into at-will employment and noncompetition agreements with five of its then executive officers. During fiscal 2001, the Company terminated the employment of three of these executive officers — two with cause and one without cause. Subsequent to year end, another executive was terminated with cause. The Company is obligated to pay a salary to the remaining individual of not less than $156,000 per year. The remaining individual is eligible to receive an annual performance bonus based on the operating ratio of the Company. The bonus is equal to $10,000 for each percentage point or portion thereof that the operating ratio is less than 97%. In addition, during the period of an executive’s employment, the Company provides executive level medical and dental coverage, disability insurance, directors’ and officers’ liability insurance and reimburses ordinary and necessary business expenses. If an executive’s employment is terminated by the executive for “Good Reason” or by the Company without “Cause”, the Company is obligated to continue payment of compensation for a period of three years. If an executive’s employment is terminated by the executive without “Good Reason” or by the Company with “Cause”, the Company is obligated to continue payment of compensation for a period of one year. Each executive agreed to not compete with the Company for any term covered by compensation. During fiscal 2001, the Company recorded charges related to these agreements in the amount of $780,000, discounted to a present value using a rate of 7%. The Company will record a charge in fiscal year 2002 in the amount of $156,000 discounted using the same 7% rate.

(9) Capital Transactions and Stock Plans

Preferred Stock

      The Company is authorized to issue 5,000,000 shares of preferred stock from time to time in one or more series without stockholder approval. As of September 30, 2001, there are 292,443 shares of preferred stock outstanding. The Board of Directors is authorized, without any further action by the stockholders of the Company, to (a) divide the preferred stock into series, (b) designate each such series, (c) fix and determine dividend rights, (d) determine the price, terms and conditions on which shares of preferred stock may be redeemed, (e) determine the amount payable to holders of preferred stock in the event of voluntary or involuntary liquidation, (f) determine any sinking fund provisions, and (g) establish any conversion privileges.

Series I Convertible Preferred Stock

      Effective June 30, 2001, the Company agreed to issue 162,401 shares of Series I preferred stock with detachable warrants to purchase an additional 162,401 shares of Series I preferred stock to a major stockholder in exchange for cancellation of $6.7 million in advances, or $41.10 per preferred share issued. The warrants are exercisable at a price of $4.11 per share or any lower price at which the Company issues its preferred or common stock or any options, rights, warrants, or other securities convertible into common or preferred stock during the term of the warrant. Dividends accrue at 10% per annum, based on the $41.10 per share value, and the Series I preferred shares have a liquidation preference over all other classes or series of capital stock based upon the $41.10 per share value, plus accrued dividends. The proceeds have been allocated between the Series I preferred stock and the warrants based on their estimated relative fair values.

SIMON TRANSPORTATION SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For purposes of the allocation, the estimated fair value of Series I preferred shares was determined to be the $41.10 per share price and the fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 5.29%; dividend yield of 0%; volatility factor of 48.5% and an expected term of ten years. Each share of Series I preferred stock is convertible into ten shares of Class A Common Stock at the earlier of September 30, 2001, a change-in-control of the Company, or a sale of all or substantially all of the assets of the Company.

      During the quarter ended September 30, 2001, the Company recorded a non-cash dividend related to the issuance of Series I preferred stock in the amount of approximately $2.7 million representing the value of the beneficial conversion feature. The beneficial conversion feature was calculated for financial reporting purposes based on the difference between the portion of the total proceeds allocated to the Series I preferred shares of $2.46 per share and $4.11 per share, the closing market price as of June 29, 2001 of the common shares into which the Series I preferred shares are convertible.

Series II Convertible Preferred Stock

      As of September 30, 2001, an entity owned by the Company’s Chairman and majority stockholder had made advances to the Company of $2,080,670 for equipment purchases and general corporate purposes. On September 30, 2001, the Company entered into a subscription agreement with a related entity pursuant to which the advances would be converted into 130,042 shares of the Company’s Series II preferred stock. The issuance of the Series II preferred shares was effective September 30, 2001. The $16.00 per share issuance price is equal to the closing price of the common stock on September 28, 2001, on a conversion adjusted basis. The Series II preferred shares are convertible into common stock at the ratio of ten shares of common stock for each Series II preferred share. Each Series II preferred share carries the right to cast ten votes on all stockholder proposals, representing equivalent voting rights to the common stock upon conversion. Dividends on each Series II preferred share accrue at 10% per annum, based upon a $16.00 per share value. The proceeds have been allocated between the Series II preferred stock and the warrants based on their estimated relative fair values. For purposes of the allocation, the estimated fair value of Series II preferred shares was determined to be $16.00 per share and the fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 4.66%; dividend yield of 0%; volatility factor of 61.41% and an expected term of ten years. Series II preferred shares have a liquidation preference over the Common Stock or any other class or series of capital stock of the Company, other than the Company’s Series I preferred shares, which rank evenly with the Series II preferred shares, based upon the $16.00 per share value, plus accrued dividends.

      During the quarter ended September 30, 2001, the Company recorded a non-cash dividend related to the issuance of Series I preferred stock in the amount of approximately $0.9 million representing the value of the beneficial conversion feature. The beneficial conversion feature was calculated for financial reporting purposes based on the difference between the portion of the total proceeds allocated to the Series II preferred shares of $0.92 per share and $1.60 per share, the closing market price as of September 28, 2001 of the common shares into which the Series I preferred shares are convertible. In connection with the preferred stock subscription agreement, the Company and the stockholder entered into a warrant agreement.

Preferred Stock Warrants

      In connection with the issuance of the Series I convertible preferred stock, the Company issued warrants effective June 30, 2001. Prior to its amendment, the warrant granted the Series I stockholder the right to purchase up to 190,705 Series I preferred shares for $35.00 per share, or any lower price at which the Company issues its Series I preferred shares or common stock or any options, rights, warrants, or other securities convertible into Series I preferred shares or common stock during the ten year term of the warrant. On September 30, 2001, the Company and the Series I stockholder agreed to amend the exercise price of the

SIMON TRANSPORTATION SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

warrant from $35.00 per share to $41.10 per share, thereby reducing the number of warrants issued from 190,705 to 162,401. The current $41.10 per share exercise price of the warrant is equal to the average closing bid price of the Company’s common stock for the five days prior to and including June 30, 2001, on a conversion adjusted basis. The anti-dilution provisions of the warrant will automatically adjust the per share exercise price of the warrant from $41.10 per share to $16.00 per share if the issuance of the Company’s Series II preferred shares and a warrant to purchase Series II preferred shares, below, are approved by the Company’s stockholders at the Company’s annual stockholders’ meeting.

      In connection with the issuance of the Series II convertible preferred stock, the Company issued warrants effective September 30, 2001. The warrants grant the Series II stockholder the right to purchase up to 130,042 Series II preferred shares for $16.00 per share or any lower price at which the Company issues its Series II preferred shares, Series I preferred shares, or common stock or any options, rights, warrants, or other securities convertible into any of the foregoing during the ten-year term of the warrant.

Treasury Stock

      The Company’s Board of Directors authorized a stock repurchase program under which management may reacquire up to 500,000 shares of the Company’s Class A Common Stock. During fiscal year 1999, the Company repurchased 95,500 shares of Class A Common Stock at an average price of $5.46 per share, for a total cash outlay of $521,600. The stock repurchase program expired September 30, 1999.

Incentive Stock Plan

      On May 31, 1995, the Company’s Board of Directors and stockholders approved and adopted the Dick Simon Trucking, Inc. Incentive Stock Plan (the “Plan”). The Plan reserves 2,000,000 shares of Class A Common Stock for issuance thereunder. The Board of Directors or its designated committee administers the Plan and has the discretion to determine the employees and officers who will receive awards, the type of awards (incentive stock options, non-statutory stock options, restricted stock awards, reload options, other stock based awards, and other benefits) to be granted and the term, vesting provisions and exercise prices.

Non-Officer Incentive Stock Plan

      On December 18, 1998, the Company’s Board of Directors approved and adopted the Simon Transportation Services Inc. 1998 Non-Officer Incentive Stock Plan (the “1998 Plan”). The 1998 Plan reserves 400,000 shares of Class A Common Stock for issuance thereunder. The Board of Directors or its designated committee administers the Plan and has the discretion to determine the employees who will receive awards, the type of awards (incentive stock options, non-statutory stock options, restricted stock awards, reload options, other stock based awards, and other benefits) to be granted and the term, vesting provisions and exercise prices.

Warrant Agreement

      On September 19, 2000, the Company’s Board of Directors adopted and approved a Warrant Agreement between the Company and the Chairman of the Board. Under the agreement, the Chairman was granted warrants to purchase 300,000 shares of the Company’s Class A Common Stock at $7.00 per share. The warrants become exercisable at the rate of 100,000 per year on each of September 19, 2001, 2002, and 2003.

Outside Director Stock Plan

      The Company adopted an Outside Director Stock Plan (the “Outside Director Stock Plan”), under which each director who is not an employee of the Company and not holding a warrant will receive an option to purchase 5,000 shares of the Company’s Class A Common Stock at the market price at the grant date. The

SIMON TRANSPORTATION SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

options vest 20% at grant and an additional 20% on the first through fourth anniversaries of the grant date. On the five year anniversary of service as an outside director, each qualifying director will receive an option to purchase an additional 5,000 shares of the Company’s Class A Common Stock. The Company has reserved 25,000 shares of Class A Common Stock for issuance under the Outside Director Stock Plan.

      The following table summarizes the combined stock option activity for all plans for fiscal years 2001, 2000 and 1999:

			Weighted Average
	Number of		Exercise Price
	Options	Price Range	Per Share

Outstanding at September 30, 1998	717,130	$9.00 - 23.50	$18.05
Granted	373,000	4.25 - 5.50	5.50
Forfeited	(81,780)	5.50 - 16.00	6.74

Outstanding at September 30, 1999	1,008,350	4.25 - 23.50	14.34
Granted	408,000	4.50 - 7.00	6.85
Exercised	(1,275)	5.50 - 9.00	6.26
Forfeited	(72,520)	4.25 - 19.87	6.14

Outstanding at September 30, 2000	1,342,555	4.25 - 23.50	12.51
Granted	274,250	4.68 - 5.19	5.04
Exercised	(4,000)	4.25 - 5.10	4.89
Forfeited	(692,210)	4.94 - 23.50	13.57

Outstanding at September 30, 2001	920,595	$4.68 - 23.38	$9.52

      The weighted average fair value of options granted during the years ended September 30, 2001, 2000, and 1999, was $3.40, $2.88, and $3.23, respectively. A summary of the options outstanding and options exercisable at September 30, 2001 is as follows:

Options Outstanding				Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Options	Contractual	Exercise	Options	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$4.68 - 5.25	262,250	9.35 years	$5.04	53,000	$5.16
5.26 - 6.99	211,000	7.26 years	5.50	41,700	5.50
7.00 - 9.00	239,845	6.99 years	7.75	209,845	7.86
9.01 - 23.38	207,500	5.95 years	21.32	206,500	21.35

$4.68 - 23.38	920,595	7.49 years	$9.52	511,045	$12.84

Stock-Based Compensation

      The Company has elected to continue to apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans as they relate to employees and directors. SFAS No. 123, “Accounting for Stock-Based Compensation,” requires pro forma information regarding net earnings (loss) as if the Company had accounted for its stock options granted to employees and directors subsequent to September 30, 1995 under the fair value method of SFAS No. 123. The fair value of these stock options was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rates of 5.24%, 5.98%, and 4.79% in fiscal years 2001, 2000, and

SIMON TRANSPORTATION SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1999, respectively, a dividend yield of 0%; average volatility of the expected common stock price of 49.7%, 50.9%, and 54.9%; for fiscal years 2001, 2000, and 1999, respectively; and weighted average expected lives for the stock options of approximately 9.8 years, 5.1 years, and 8.0 years for fiscal years 2001, 2000, and 1999, respectively. For purposes of pro forma disclosures, the estimated fair value of the stock options is amortized over the vesting period of the respective stock options. Under the fair value method of SFAS No. 123, pro forma net loss would have been ($45,701,574), ($11,858,610), and ($3,931,107), and pro forma diluted net loss per share attributable to common stockholders would have been ($7.47), ($1.94), and ($0.64) for the fiscal years ended September 30, 2001, 2000, and 1999, respectively.

(10) Employee Benefit Plan

      The Company has adopted a defined contribution plan, the Dick Simon Trucking, Inc. 401(k) Profit Sharing Plan (the “401(k) Plan”). All employees who have completed one year of service and have reached age 21 are eligible to participate in the 401(k) Plan. Under the 401(k) Plan, employees are allowed to make contributions of up to 15 percent of their annual compensation; the Company may make matching contributions equal to a discretionary percentage, to be determined by the Company, of the employee’s salary reductions. The Company may also make additional discretionary contributions to the 401(k) Plan. All amounts contributed by a participant are fully vested at all times. The participant becomes 20 percent vested in any matching or discretionary contributions after two years of service. This vesting percentage increases to 100 percent after six years of service. During fiscal years 2001, 2000, and 1999, the Company contributed $132,334, $331,596, and $320,438, respectively, to the 401(k) Plan.

(11) Related Party Transactions

      During fiscal 2000, the Company had transactions with entities affiliated with former members of the Board of Directors. These transactions totaled $158,000.

      During fiscal 2001, the Company provided transportation services to Swift Transportation, Inc. (“Swift”) and Central Freight Lines, Inc. (“Central”) and recognized $46,767 and $851,452 in operating revenue, respectively, related to these services. The Company’s Chairman and majority stockholder is an executive officer of and, directly and through affiliated entities, owns a significant portion of Swift and is a director of and, directly and through affiliated entities, owns a significant portion of Central. At September 30, 2001, $600 and $48,584 was owed to the Company from Swift and Central, respectively, for these services. The prices were established through arms’-length negotiations between the parties.

      Prior to his appointment as the Company’s Chief Executive Officer (“CEO”), the Company’s CEO was employed by Swift as Vice President of East Coast Operations. Swift agreed to lease his services to the Company for an initial term ending December 28, 2003. During this term, the Company’s CEO will continue to assist Swift in the process of obtaining ISO 9002 certification. He also will consult with Swift concerning potential acquisition candidates and operations issues. The Company, which primarily transports products in temperature-controlled trailers, and Swift, as a nationwide truckload carrier of dry van and flatbed freight, do not compete with each other in any material respect. The Company reimburses Swift for all salary and benefit expenses associated with the Company’s CEO’s employment by Swift. The Company’s CEO retained options to purchase shares of Swift stock that are outstanding at the commencement of the lease.

      The Company paid approximately $297,850 in fees for legal services for the fiscal year ended September 30, 2001 to a law firm in which one of the Company’s former board members is a partner.

      The majority of the Company’s owner-operator fleet is leased to drivers through Interstate Equipment Leasing (“IEL”). The Company’s Chairman and majority stockholder is the owner of IEL. The owner-operators sign lease agreements directly with IEL. Amounts due to IEL for monthly lease payments are withheld from Company payments to owner-operators and remitted directly to IEL by the Company.

SIMON TRANSPORTATION SERVICES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      October 23, 2001, IEL loaned the Company $1.6 million in connection with the purchase of certain tractors at the termination of their lease. The loan bears interest at 7.5 percent and is due March 31, 2002.

      December 18, 2001, the Company entered into an agreement with Swift which will allow the Company’s tractors to fuel at five of Swift’s terminals that have excess fueling capacity. The Company will purchase and deliver fuel to these sites (similar to what is done for Company operated terminals) and pay a per gallon fee to Swift for pumping and storage services. The Company will benefit to the extent it is able to fuel at Swift’s sites as fuel at bulk fueling locations is generally less expensive than that purchased over the road.

      Management believes that these transactions were completed at fair market value.

(12) Quarterly Financial Data (Unaudited)

(Amounts in thousands, except per share data)

	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
	2001	2001	2001	2001

Revenue	$74 508	$74,737	$64,064	$65,509
Operating loss	(19,963)	(8,716)	(8,360)	(2,582)
Loss before income taxes and cumulative effect of accounting change	(22,985)	(9,521)	(8,827)	(2,993)
Net loss attributable to common stockholders	(26,712)	(9,521)	(8,827)	(2,993)
Diluted net loss per share	(4.37)	(1.56)	(1.44)	(0.49)

	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
	2001	2001	2001	2001

Revenue	$61,430	$60,948	$55,159	$53,861
Operating earnings (loss)	(10,459)	(82)	545	98
Earnings (loss) before income taxes and cumulative effect of accounting change	(10,805)	(418)	122	(221)
Provision (benefit) for income taxes	(3,890)	(151)	44	(80)
Cumulative effect of accounting change	—	—	—	(3,863)
Net earnings (loss)	(6,915)	(267)	78	(4,004)
Diluted net earnings (loss) per share	$(1.13)	$(0.04)	$0.01	$(0.66)

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                    shares

Common Stock

PROSPECTUS

                                          , 2003

Bear, Stearns & Co. Inc.

BB&T Capital Markets

Legg Mason Wood Walker

Incorporated

Morgan Keegan &

Company, Inc.

Stephens Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      Set forth below is an itemized statement of all expenses to be incurred by the registrant in connection with the sale and distribution of the securities being registered by this registration statement, other than the underwriting discounts and commissions. All amounts are estimated except the SEC registration fee, the NASD filing fee, and the Nasdaq National Market listing fee. The selling stockholders will not bear any expenses of this offering other than the underwriters’ discount applicable to the shares sold by them.

SEC registration fee	$11,165
NASD filing fee	14,300
Nasdaq National Market listing fee	105,000
Blue sky fees and expenses	10,000
Accounting fees and expenses	700,000
Legal fees and expenses	650,000
Printing and engraving costs	100,000
Registrar and transfer agent fees	10,000
Miscellaneous	50,000

Total	$1,650,465

Item 14.	Indemnification of Directors and Officers.

      Article VII of the registrant’s Articles of Incorporation (“Articles”) provide that the registrant’s directors and officers shall be indemnified against liabilities they may incur while serving in such capacities to the fullest extent allowed by the Nevada General Corporation Law. Under this indemnification provision, the registrant is required to indemnify each of its directors and officers against any reasonable expenses (including attorneys’ fees, judgments, fines, and amounts paid in settlement) actually incurred by him or her in the defense of any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, to which he or she was made a party, by reason of the fact that he or she is or was a director or officer of the registrant or while a director or officer of the registrant is or was serving at the registrant’s request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise unless it is ultimately determined by a court of competent jurisdiction that his or her acts or omissions involved intentional misconduct, fraud, or a knowing violation of law and were material to the cause of action. To the extent not prohibited by law, the registrant will advance expenses incurred by directors or officers in defending a civil or criminal action, suit, or proceeding upon receipt of an undertaking by or on behalf of such officer or director to repay such advances if a court of competent jurisdiction established that his or her acts or omissions involved intentional misconduct, fraud, or a knowing violation of law and were material to the cause of action. The registrant may provide additional indemnification entitled under any law, bylaw, agreement, vote of stockholders or disinterested directors or otherwise. We maintain insurance for directors and officers for liability they may incur while serving in such capacities or arising out of his or her status as such. The policy has $5,000,000 in coverage with a $50,000 deductible.

      Under the applicable statutory provisions, the registrant may indemnify each of its directors and officers against any reasonable expenses (including attorneys’ fees, judgments, fines, and amounts paid in settlement) actually incurred by him or her in the defense of any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, to which he or she was made a party, or in defense of any claim, issue, or matter therein, by reason of the fact that he or she is or was a director or officer of the registrant or was serving at the registrant’s request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise unless it is ultimately determined by a court of competent jurisdiction that he or she failed to act in a manner he or she believed in good faith to be in, or not opposed to, the best interests of the registrant, and with respect to any criminal proceeding, had reasonable cause to believe his or her conduct was lawful. The statutory provisions further state that to the extent a director or officer has been successful on the merits or otherwise in defense of any action, suit, or proceeding as set forth above, or defense of any claim, issue, or matter therein, the registrant is required to indemnify him or her against expenses (including attorneys’ fees).

      Article VII of the registrant’s Articles eliminates, to the fullest extent permitted by law, the liability of directors and officers for monetary or other damages for breach of fiduciary duties to the registrant and its stockholders as a director or officer.

Item 15.	Recent Sales of Unregistered Securities.

      In the three years preceding the filing of this Registration Statement, the registrant has issued the following securities that were not registered under the Securities Act:

      Effective December 31, 2000, shares of common stock of the registrant — Central Freight Lines, Inc., a Nevada corporation — were issued in exchange for shares of Central Freight Lines, Inc., a Texas corporation. This exchange was made on a one-for-one basis to create the registrant’s current holding company structure. The transactions comprised a plan of tax-free transfers to a controlled corporation pursuant to Section 351 of the Internal Revenue Code of 1986, as amended.

      All securities were issued in private offerings, which did not involve the public offer or sale of securities, in reliance upon the exemption from registration afforded by Section 4(2) of the Securities Act. No underwriters, brokers, or finders were involved in the above transaction.

Item 16.	Exhibits and Financial Statement Schedules.

      (a) Exhibits

A list of exhibits filed herewith is contained in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

      (b) Financial statement schedules

All schedules are omitted because they are not required, are not applicable, or the information is included in the consolidated financial statements or the notes thereto.

Item 17.	Undertakings.

      The undersigned registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions set forth in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act, and the Registrant will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waco, State of Texas, on September 23, 2003.

CENTRAL FREIGHT LINES, INC.

By:	/s/ ROBERT V. FASSO

Name: Robert V. Fasso
Title: Chief Executive Officer and President

POWER OF ATTORNEY

      Each person whose signature appears below hereby appoints Robert V. Fasso, Jeffrey A. Hale, Earl H. Scudder, and Mark A. Scudder, and each of them, as attorneys-in-fact with full power of substitution, to execute in their respective names, individually and in each capacity stated below, any and all amendments (including post-effective amendments) to this registration statement and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, as the attorney-in-fact and to file any such amendment to the registration statement, exhibits thereto and documents required in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and their substitutes, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and their substitutes may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons or their duly authorized attorney-in-fact in the capacities and on the dates indicated.

September 23, 2003	By: /s/ ROBERT V. FASSO

	Name:	Robert V. Fasso
	Title:	President, CEO, and Director (principal executive officer)

September 23, 2003	By: /s/ JEFFREY A. HALE

	Name:	Jeffrey A. Hale
	Title:	Senior Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)

September 23, 2003	By: /s/ JERRY MOYES

	Name:	Jerry Moyes
	Title:	Chairman of the Board of Directors

INDEX TO EXHIBITS

Number	Description

1.1*	Form of Underwriting Agreement.
2.1	Amended and Restated Asset Purchase Agreement dated April 18, 2002, by and among Central Refrigerated Service, Inc., a Nebraska corporation, and Simon Transportation Services Inc., a Nevada corporation, and its subsidiaries, Dick Simon Trucking, Inc., a Utah corporation, and Simon Terminal, LLC, an Arizona limited liability company.
2.2(a)	Separation Agreement dated November 30, 2002, by and among Central Freight Lines, Inc., a Texas corporation, Central Refrigerated Service, Inc., a Nebraska corporation, the Jerry and Vickie Moyes Family Trust, Interstate Equipment Leasing, Inc., an Arizona corporation, and Jerry Moyes individually.
2.2(b)	Amendment Number One to Separation Agreement dated December 23, 2002, by and among Central Freight Lines, Inc., a Texas corporation, Central Refrigerated Service, Inc., a Nebraska corporation, the Jerry and Vickie Moyes Family Trust, Interstate Equipment Leasing, Inc., an Arizona corporation, and Jerry Moyes individually.
2.3	Agreement and Plan of Merger, dated as of June 9, 1999, by and among Jaguar Fast Freight, Inc., an Arizona corporation, and Central Freight Lines, Inc., a Texas corporation and the stockholders of Jaguar.
3.1(a)	Articles of Incorporation of Central Freight Lines, Inc., a Nevada corporation.
3.1(b)*	Form of Amended and Restated Articles of Incorporation of Central Freight Lines, Inc., a Nevada corporation.
3.2	Bylaws of Central Freight Lines, Inc., a Nevada corporation.
4.2(a)	Articles of Incorporation filed as Exhibit 3.1(a) to this Registration Statement and incorporated herein by reference.
4.2(b)	Form of Amended and Restated Articles of Incorporation filed as Exhibit 3.1(b) to this Registration Statement and incorporated herein by reference.
4.3	Bylaws filed as Exhibit 3.2 to this Registration Statement and incorporated herein by reference
4.4	Stockholders’ Agreement, dated as of June 11, 1999, by and among Jerry Moyes, Richard Slater, Mark Fabritz, Kent Chapman, and Larry Rockwell.
5*	Opinion of Scudder Law Firm, P.C., L.L.O.
10.1(a)	Central Freight Lines, Inc. 401(k) Savings Plan
10.1(b)	First Amendment to Central Freight Lines, Inc. 401(k) Savings Plan
10.2(a)	Central Freight Lines, Inc. Incentive Stock Plan
10.2(b)	Form of Stock Option Agreement
10.3	Form of Outside Director Stock Option Agreement
10.4(a)	Revolving Credit Loan Agreement dated April 30, 2002, by and between Central Freight Lines, Inc., a Texas corporation, and Suntrust Bank, a Georgia state banking corporation.
10.4(b)	First Amendment to Revolving Credit Loan Agreement and First Amendment to Revolving Credit Note dated June 26, 2002, by and between Central Freight Lines, Inc., a Texas corporation, and Suntrust Bank, a Georgia state banking corporation.
10.4(c)	Second Amendment to Revolving Credit Loan Agreement and Second Amendment to Revolving Credit Note dated February 5, 2003, by and between Central Freight Lines, Inc., a Texas corporation, and Suntrust Bank, a Georgia state banking corporation.
10.4(d)	Third Amendment to Revolving Credit Loan Agreement dated March 21, 2003, by and between Central Freight Lines, Inc., a Texas corporation, and Suntrust Bank, a Georgia state banking corporation.
10.4(e)	Fourth Amendment to Revolving Credit Loan Agreement dated May 19, 2003, by and between Central Freight Lines, Inc., a Texas corporation, and Suntrust Bank, a Georgia state banking corporation.

Number	Description

10.4(f)	Fifth Amendment to Revolving Credit Loan Agreement dated July 5, 2003, by and between Central Freight Lines, Inc., a Texas corporation, and Suntrust Bank, a Georgia state banking corporation.
10.4(g)	Sixth Amendment to Revolving Credit Loan Agreement dated September 22, 2003 by and between Central Freight Lines, Inc., a Texas corporation, and Suntrust Bank, a Georgia state banking corporation.
10.4(h)	Seventh Amendment to Revolving Credit Loan Agreement dated September 22, 2003 by and between Central Freight Lines, Inc., a Texas corporation, and Suntrust Bank, a Georgia state banking corporation.
10.4(i)	Third Amendment to Revolving Credit Note dated May 19, 2003 by and between Central Freight Lines, Inc., a Texas corporation, and Suntrust Bank, a Georgia state banking corporation.
10.4(j)	Third Amendment (sic) to Revolving Credit Note dated September 22, 2003 by and between Central Freight Lines, Inc., a Texas corporation, and Suntrust Bank, a Georgia state banking corporation.
10.5	Guaranty dated April 30, 2002, by Central Freight Lines, Inc., a Nevada corporation, in favor of Suntrust Bank, a Georgia state banking corporation.
10.6	Security Agreement dated April 30, 2002, by and among Central Freight Lines, Inc., a Texas corporation, Jerry C. Moyes, and Suntrust Bank, a Georgia state banking corporation.
10.7	Note dated April 30, 2002, by Jerry C. Moyes in favor of Central Freight Lines, Inc., a Texas corporation.
10.8(a)	Loan Agreement dated April 30, 2002, by and among Central Receivables, Inc., a Nevada corporation, Three Pillars Funding Corporation, a Delaware corporation, and Suntrust Capital Markets, Inc., a Tennessee corporation, as agent.
10.8(b)	First Amendment to Loan Agreement dated April 29, 2003, by and among Central Receivables, Inc., a Nevada corporation, Three Pillars Funding Corporation, a Delaware corporation, and Suntrust Capital Markets, Inc., a Tennessee corporation, as agent.
10.9	Receivables Purchase Agreement dated April 30, 2002, by and between Central Freight Lines, Inc., a Texas corporation, and Central Receivables, Inc., a Nevada corporation.
10.10	Second Amended and Restated Master Lease Agreement — Parcel Group A dated February 20, 2003 by and between Southwest Premier Properties, L.L.C., a Texas limited liability company, and Central Freight Lines, Inc., a Texas corporation.
10.11	Second Amended and Restated Master Lease Agreement — Parcel Group B dated February 20, 2003 by and between Southwest Premier Properties, L.L.C., a Texas limited liability company, and Central Freight Lines, Inc., a Texas corporation.
10.12	Amended and Restated Lease dated February 20, 2003 by and between JVM Associates and Central Freight Lines, Inc., a Texas corporation.
10.13	Amended and Restated Lease dated February 20, 2003 by and between Jerry and Vickie Moyes and Central Freight Lines, Inc., a Texas corporation.
10.14	Amended and Restated Lease dated February 20, 2003 by and between Jerry and Vickie Moyes and Central Freight Lines, Inc., a Texas corporation
10.15	Employment Agreement dated January 7, 2002, by and between Central Freight Lines, Inc., a Texas corporation, and Robert V. Fasso.
10.16	Employment Offer Letter to Doak D. Slay, dated December 23, 2002, by Central Freight Lines, Inc., as countersigned by Doak D. Slay.
10.17	Equity Advancement Letter to Doak D. Slay, dated July 9, 2003, by Central Freight Lines, Inc., as countersigned by Doak D. Slay and Denise D. Slay.
10.18	Employment Offer Letter to J. Mark Conard, dated August 16, 2003, by Central Freight Lines, Inc.
10.19	Employment Offer Letter to Jeffrey A. Hale, dated June 7, 2002, by Central Freight Lines, Inc.
10.20	Employment Separation Agreement and Release, dated as of February 21, 2002, to be effective as of March 9, 2002, by and between Central Freight Lines, Inc. and Joseph Gentry.

Number	Description

10.21	Consulting Agreement, dated February 20, 2002, by and between Joseph B. Gentry and Central Freight Lines, Inc., a Nevada corporation.
10.22	Contract for the Sale of Land dated September 19, 2003, between Doak D. Slay and Denise D. Slay and Central Freight Lines, Inc.
10.23	Indemnification Agreement, effective as of December 31, 2002, by and between Central Freight Lines, Inc., a Texas corporation, and Central Refrigerated Service, Inc., a Nebraska corporation.
21	Subsidiaries of Central Freight Lines, Inc., a Nevada corporation.
23.1	Consent of Scudder Law Firm, P.C., L.L.O. (see Exhibit 5.1).
23.2	Consent of KPMG LLP.
23.3	Consent of Duane W. Acklie to serve as Director.
23.4	Consent of Porter J. Hall to serve as Director.
23.5	Notice Regarding Consent of Arthur Andersen LLP
24.1	Power of Attorney (included on signature page of this Registration Statement).

*	To be filed by amendment.